SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 30549

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            INDUSTRIAL HOLDINGS, INC.
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                                (Name of Issuer)

                            INDUSTRIAL HOLDINGS, INC.
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                      (Name of Person(s) Filing Statement)

                Class B Redeemable Common Stock Purchase Warrants
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                         (Title of Class of Securities)

                                    456160126
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                      (CUSIP Number of Class of Securities)

       Robert E. Cone, 7135 Ardmore, Houston, Texas 77054, (713) 747-1025
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           (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of the Person(s)
                                Filing Statement)

                                December 18, 1997
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                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee

Transaction Valuation(1)                                   Amount of Filing Fee
     $12,544,140                                                 $4,325.60

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(1)      Calculated in accordance with Rule 0-11(b), on the basis of 1,254,414
         Class B Redeemable Common Stock Purchase Warrants outstanding as of December 18, 1997, which were valued at the exercise price of $10.00 per warrant.

         [X] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,325.60
Form or Registration No.:   333-13323
Filing Party:   Industrial Holdings, Inc.
Date Filed:  October 2, 1996

              This Schedule 13E-4 relates to an offer (the "Offer") by Industrial Holdings, Inc. (the "Company"), upon the terms and conditions set forth in the Offering Circular-Prospectus, dated December 18, 1997, (the "Offering Circular-Prospectus"), a copy of which is filed as Exhibit 9(a) (2) hereto, to the holders ("Warrantholders") of its issued and outstanding Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, $.01 par value, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant"), and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant"), commencing on December 18, 1997 and ending on January 19, 1998, (the "Expiration Date") unless extended.

              The Offering-Circular Prospectus contains certain information relating to the Company's business, management and financial condition and is incorporated herein by this reference. The Offering Circular-Prospectus is part of the Company's Amendment No. 1 to its Registration Statement on Form S-2, which was declared effective by the Securities and Exchange Commission on December 18, 1997. The Offering Circular-Prospectus relates to up to an aggregate of 2,508,828 Class C and Class D Warrants to be issued in the Offer and to the issuance of up to 4,385,156 shares of the Company's Common Stock upon exercise of the Class B Warrants (1,254,414 shares), currently outstanding Class C Warrants (621,914 shares), and Class C and Class D Warrants to be issued in the Offer (2,508,828 shares).

              Warrantholders electing to accept the Offer prior to the Expiration Date may withdraw such acceptance, so long as a notice of such withdrawal is received by the Company on or prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 19, 1998, unless theretofore accepted for exercise. All Class B Warrants tendered and not withdrawn on the Expiration Date will be accepted by the Company, and the Common Stock, Class C and Class D Warrants issuable upon the exercise of such warrants will be delivered to the respective Warrantholders as soon as practicable after the Expiration Date.

ITEM 1.       SECURITY AND ISSUER.

              (a) The Company has its principal executive offices at 7135 Ardmore, Houston, Texas 77054.

              (b) The Company is seeking the Class B Warrants, which represent all the issued and outstanding securities of such class of securities. Information with respect to the securities being sought and consideration offered therefor is incorporated by reference herein to the section of the Offering Circular-Prospectus titled "The Offer--Terms of the Offer." With the exception of 2000 Class B Warrants to be purchased from Thomas C. Landreth, Executive Vice President, no Class B Warrants are being purchased from an officer, director or affiliate of the Company.

              (c) Information concerning the principal market in which the Class B Warrants are traded is incorporated by reference herein to the section titled "Price Range of Common Stock and Warrants" in the Offering Circular-Prospectus.

              (d)     Not applicable.

ITEM 2.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              (a) The Company will issue the consideration (I.E., Common Stock, Class C Warrants and Class D Warrants) it is offering to acquire the Class B Warrants out of its authorized but unissued shares of Common Stock and Board of Directors approved Class C Warrants and Class D Warrants.

              (b)     Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

              The purpose of the Offer is to induce persons holding Class B Warrants to exercise such Class B Warrants. If all Class B Warrants being sought are exercised, the Company will obtain net proceeds of $12,400,000. The securities being sought by the Company will be cancelled upon receipt and acceptance, subject to the withdrawal rights discussed in the section of the Offering Circular-Prospectus titled "The Offer--Withdrawal Rights" which is incorporated by reference.

              The Company has no plans or proposals which relate to or would result in the matters referred to in paragraphs (a) through (j) of this Item 3, except that the Company intends to utilize the proceeds received from the Offer for the reduction of debt as described in the section of the Offering Circular-Prospectus titled "Use of Proceeds," which is hereby incorporated by reference.

ITEM 4.       INTEREST IN SECURITIES OF THE ISSUER.

              Neither the Company, nor, to the best knowledge of the Company, any of the executive officers or directors of the Company or any associate of any of the foregoing, has engaged in any transactions involving the Class B Warrants during the 40 business days prior to the date hereof.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

              Neither the Company nor, to the best knowledge of the Company, any of the executive officers or directors or affiliates of the Company, is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with respect to the securities of the Company which would require disclosure under applicable rules and regulations of the Securities Exchange Act of 1934, as amended.

ITEM 6.       PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

              Incorporated herein by reference to the section titled "The Offer--Payment of Fees and Expenses" in the Offering Circular-Prospectus.

ITEM 7.       FINANCIAL INFORMATION.

              Except for the ratio of earnings to fixed charges which is not material to the Company's tender Offer, the matters referred to in
              (a) and (b) of this Item can be found under the sections titled

              "Selected Consolidated Financial Data" included in the Offering Circular-Prospectus and in the Consolidated Financial Statements, which are hereby incorporated by reference.

ITEM 8.       ADDITIONAL INFORMATION.

              (a) Neither the Company nor, to the best knowledge of the Company, any of its executive officers, directors or affiliates, is a party to any present or proposed contract, arrangement, understanding or relationship between them and the Company that is material to a decision by a Warrantholder whether to sell, exercise, or hold the Class B Warrants.

              (b) The regulatory requirement that has been complied with or approval that has been obtained in connection with the Offer is the effectiveness of the Offering-Circular Prospectus in accordance with the Securities Act of 1933, as amended.

              (c)     Not applicable.

              (d) There are no pending legal proceedings relating to the Offer which would be material to a Warrantholder's decision to sell, exercise or hold the Class B Warrants.

              (e) Other than the information contained in the Offering-Circular Prospectus, there is no additional material information which is necessary to make the above required statements, in light of the circumstances under which they are made, not materially misleading.

ITEM 9.       MATERIAL TO BE FILED AS EXHIBITS.

              (a)     (1)      Letter of Transmittal.

                      (2)      Offering Circular-Prospectus dated December 18,
                               1997.

                      (3) Annual Report on Form 10-K for the fiscal year ended December 31, 1996

                      (4) Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996

                      (5) Quarterly Report on Form 10-Q for the three months ended September 30, 1997

                      (6)      Notice of Guaranteed Delivery.

                      (7)      Form of press release issued by the Company.

                      (8)      President's letter to Warrantholders.

                      (9) Form of letter to brokers, dealers, banks, trust companies and other nominees (collectively, "Brokers").

                      (10)     Form of letter from Brokers to customers.

              (b)     Not applicable.

              (c)     Not applicable.

              (d)     Not applicable.

              (e)     See (a)(2) of this Item 9.

              (f)     None other than material in (a) of this Item 9.

                                    SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 18, 1997

                                         INDUSTRIAL HOLDINGS, INC.

                                         By:  /s/CHRISTINE A. SMITH
                                                 Christine A. Smith,
                                                 Vice President & Chief
                                                 Financial Officer

                                  ITEM 9(A)(1)

                              LETTER OF TRANSMITTAL

                     TO ACCOMPANY CLASS B REDEEMABLE COMMON
      STOCK PURCHASE WARRANTS ("CLASS B WARRANTS") OF AND CASH TENDERED TO

                            INDUSTRIAL HOLDINGS, INC.

                  PURSUANT TO THE OFFER DATED DECEMBER 18, 1997

           THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON JANUARY 19,
             1998 AT 5:00 P.M., NEW YORK CITY TIME, UNLESS EXTENDED

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To:   CHASEMELLON SHAREHOLDER SERVICES, Exchange Agent

            BY MAIL:                    FACSIMILE TRANSMISSION:         BY HAND OR OVERNIGHT COURIER:

ChaseMellon Shareholder Services            (201) 329-8936            ChaseMellon Shareholder Services
   Reorganization Department       (for Eligible Institutions Only)       Reorganization Department
         P.O. Box 3301                                                    120 Broadway - 13th Floor
   South Hackensack, NJ 07606            Confirm by Telephone:               New York, NY 10271
                                            (201) 296-4860

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                    DESCRIPTION OF CLASS B WARRANTS TENDERED
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NAME(S) AND ADDRESS(ES) OF REGISTERED                     CLASS B WARRANTS TENDERED
HOLDER(S) (PLEASE FILL IN EXACTLY AS
NAME(S) ON CERTIFICATE(S)

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
                                                                 NUMBER OF            NUMBER OF
                                            CLASS B               CLASS B              CLASS B
Print Name and Address                      WARRANT              WARRANTS             WARRANTS
of Registered Owner(s)                    CERTIFICATE         REPRESENTED BY         TENDERED**
                                            NUMBER*             CERTIFICATE
------------------------------------------------------------------------------------------------

                                         -------------------------------------------------------

                                         -------------------------------------------------------

                                         -------------------------------------------------------
                                          Total Class B
                                          Warrants Tendered
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
 *Need not be completed by warrantholders tendering by book-entry transfer.

**The number of Class B Warrants evidenced by certificates delivered to the Exchange Agent and accompanied by the aggregate Warrant Exercise Price are deemed tendered. See Instruction 3.

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         Each Class B Warrant tendered must be accompanied by Ten Dollars and no/cents ($10.00) (the "Warrant Exercise Price") in the form of certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the Exchange Agent for the benefit of the Company.

         DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

         This Letter of Transmittal is to be used if certificates for Class B Warrants and the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price are to be forwarded herewith or if delivery of Class B Warrant certificates is to be made by book-entry transfer to the Exchange Agent's account at The Depository Trust Company ("DTC") or the Philadelphia Depositary Trust Company ("PDTC") (hereinafter collectively referred to as the "Book-Entry Transfer Facilities") pursuant to the procedures set forth in the section of the accompanying Offering Circular-Prospectus of the Company dated December 18, 1997 (the "Offering Circular-Prospectus") titled "The Offer--Procedure for Tendering Class B Warrants." All capitalized terms herein shall have the same meanings ascribed to them in the Offering Circular-Prospectus.

         Warrantholders who are unable to deliver their certificates for Class B Warrants, the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price and all other documents required hereby to the Exchange Agent by the Expiration Date (or who cannot comply with the book-entry transfer procedures on a timely basis), may tender their Class B Warrants pursuant to the guaranteed delivery procedure set forth in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure". See Instruction 1. Delivery of documents to the Company or to a Book-Entry Transfer Facility does not constitute a valid delivery.

               (BOXES BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)

[ ] CHECK HERE IF TENDERED CLASS B WARRANTS ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER TO THE EXCHANGE AGENT'S ACCOUNT AT ONE OF THE BOOK-ENTRY TRANSFER FACILITIES AND COMPLETE THE FOLLOWING:

      Name of Tendering Institution_____________________________________________
      Check Applicable Box:  [ ] DTC         [ ] PDTC

      Account No._______________________________________________________________
      Transaction Code No.______________________________________________________

[ ]   CHECK HERE IF TENDERED CLASS B WARRANTS ARE BEING DELIVERED
      PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE

      EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

      Name(s) of Tendering Warrantholder(s)_____________________________________
      Date of Execution of Notice of Guaranteed Delivery________________________ Name of Institution that Guaranteed Delivery______________________________ If delivery is by book-entry transfer:____________________________________
      Name of Tendering Institution_____________________________________________
      Account No. _________________________ at o DTC           o  PDTC
      Transaction Code No.______________________________________________________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

      The undersigned hereby tenders to Industrial Holdings, Inc., a Texas corporation (the "Company"), the above-described Class B Redeemable Common Stock Purchase Warrants (the "Class B Warrants") to purchase shares of Common Stock of the Company, together with a certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the account of the Exchange Agent specified in Instruction 6 hereof, in the amount of Ten Dollars and no/cents ($10.00) (the "Warrant Exercise Price") for every Class B Warrant tendered. Such amounts must be tendered in accordance with the terms and conditions of the Offer as set forth in the accompanying Offering Circular-Prospectus of the Company dated December 18, 1997 ("Offering Circular-Prospectus") and this Letter of Transmittal, receipt of which is hereby acknowledged. The Class B Warrants (cusip #456160126) are referred to in the accompanying Offering Circular-Prospectus as the Class B Warrants solely for clarity and to avoid confusion with the Class C Redeemable Common Stock Purchase Warrants ("Class C Warrants") and Class D Redeemable Common Stock Purchase Warrants ("Class D Warrants") being delivered pursuant to the Offer.

      Subject to, and effective upon, acceptance of the Class B Warrants tendered herewith in accordance with the terms and conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to the Class B Warrants being tendered hereby and constitutes and appoints the Exchange Agent its true and lawful attorney-in-fact with respect to such Class B Warrants with full power of substitution to (i) deliver certificates for such Class B Warrants or transfer the ownership of such Class B Warrants on the account books maintained by a Book-Entry Transfer Facility and the required payment of the aggregate Warrant Exercise Price together with all accompanying evidences of authority, to or upon the order of the Company and (ii) tender such Class B Warrants for registration and transfer on the books of the Company.

      The undersigned represents and warrants that he or she has full authority to sell and to transfer the tendered Class B Warrants and that the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, claims, restrictions, charges and encumbrances, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute any additional documents necessary to complete the sale and transfer of the tendered Class B Warrants. All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by and shall survive the death or incapacity of the undersigned. Except as stated in the section of the Offering Circular-Prospectus titled "The Offer--Withdrawal Rights," this tender is irrevocable.

      The undersigned understands that the tender of Class B Warrants pursuant to any one of the procedures described in the section of the Offering Circular-Prospectus titled "The Offer--Procedure for Exercising Class B Warrants" will constitute the undersigned's acceptance of the terms and conditions of the Offer. The Company's acceptance of Class B Warrants tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.
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   SPECIAL ISSUANCE INSTRUCTIONS               SPECIAL DELIVERY INSTRUCTIONS
     (SEE INSTRUCTIONS 4 AND 5)                  (SEE INSTRUCTIONS 4 AND 5)

   To be completed ONLY if the
certificates for Common Stock,                 To be completed ONLY if the
Class C Warrants and Class D                certificates for Common Stock,
Warrants and/or the certificates            Class C Warrants and Class D
for Class B Warrants not tendered           Warrants and/or the certificates
or not accepted for exercise are to         for Class B Warrants tendered or
be issued in the name of someone            not accepted for exercise are to be
other than the undersigned.                 mailed to someone other than the
                                            undersigned or to the undersigned
Issue certificates to:                      at an address other than that shown
Name______________________________          below the undersigned's
          (Please Print)                    signature(s).
Address___________________________
__________________________________          Mail certificates to:
         (Include Zip Code)
                                            Name______________________________
__________________________________                    (Please Print)
(Taxpayer Identification or Social
Security No.)                               Address___________________________
                                            __________________________________
[ ] Credit Class B Warrants not                      (Include Zip Code)
    tendered or not accepted by
    book-entry transfer to the
    Book-Entry Transfer Facility
    account set forth below:

[ ]   DTC     [ ]   PDTC
__________________________________
    Book Entry Transfer Facility
   Account Number, if applicable
--------------------------------------------------------------------------------

                                    SIGN HERE

X_______________________________________________________________________________

X_______________________________________________________________________________
                        Signature(s) of Warrantholder(s)

(Must be signed by registered holder(s) as name(s) appear(s) on warrant certificate(s) or by person authorized to become registered holder(s) by certificates and documents transmitted. If signing is by executor, administrator, trustee, guardian, attorney, agent or other person acting in a fiduciary or representative capacity, please set forth full title. (See Instruction 1.)

Dated  ______________________

Name(s)_________________________________________________________________________

       _________________________________________________________________________
                                 (Please print)

Capacity (full title)___________________________________________________________

Address_________________________________________________________________________

Area Code and Telephone No._____________________________________________________

Tax I.D. No. or Soc. Sec. No.___________________________________________________

                            GUARANTEE OF SIGNATURE(S)
                           (SEE INSTRUCTIONS 1 AND 4)

Name of Firm____________________________________________________________________

Authorized Signature____________________________________________________________

Dated _____________________

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                                       10

                                  INSTRUCTIONS

              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

            1. GUARANTEE OF SIGNATURES. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (an "Eligible Institution"). Signatures on this Letter of Transmittal need not be guaranteed (a) if this Letter of Transmittal is signed by the registered holder(s) of the Class B Warrants (which term, for purposes of this document, shall include any participant in one of the Book-Entry Transfer Facilities whose name appears on a security position listing as the owner of Class B Warrants) tendered herewith and such holder(s) have not completed the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (b) if such Class B Warrants are tendered for the account of an Eligible Institution. See Instruction 4.

            2. DELIVERY OF LETTER OF TRANSMITTAL, AGGREGATE WARRANT EXERCISE PRICE AND CLASS B WARRANT CERTIFICATES; GUARANTEED DELIVERY PROCEDURES. This Letter of Transmittal is to be used either if certificates for Class B Warrants and the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price are to be forwarded herewith or if delivery of Class B Warrant certificates is to be made by book-entry transfer pursuant to the procedures set forth in the section of the Offering Circular-Prospectus titled "The Offer--Procedure for Tendering Class B Warrants." Certificates for all physically delivered Class B Warrants, or a confirmation of a book-entry transfer into the Exchange Agent's account at one of the Book-Entry Transfer Facilities of all Class B Warrants delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and the certified or official bank check or the wire transfer and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at one of its addresses set forth on the front page of this Letter of Transmittal on or prior to the Expiration Date.

            Warrantholders who cannot deliver their certificates and the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or prior to the Expiration Date (or who cannot comply with the book-entry transfer procedures on a timely basis) may tender their Class B Warrants pursuant to the guaranteed delivery procedure set forth in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure." Pursuant to such procedure: (a) such tender must be made by or through an Eligible Institution, (b) on or prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Exchange Agent and (c) the certificates for all physically delivered Class B Warrants, or a confirmation of a book-entry transfer into the Exchange Agent's account at one of the Book-Entry Transfer Facilities of all Class B Warrants delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and the certified or official bank check or the wire transfer and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent within three New York Stock Exchange, Inc. trading days after the Expiration Date, all as provided in the section of the Offering Circular-Prospectus titled "The Offer--Guaranteed Delivery Procedure."

            THE METHOD OF DELIVERY OF CLASS B WARRANTS, THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING WARRANTHOLDER. IF DELIVERY IS SENT

BY MAIL, IT IS RECOMMENDED THAT THE WARRANTHOLDER USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

            By executing this Letter of Transmittal (or facsimile thereof), the tendering Warrantholder waives any right to receive any notice of the acceptance for exercise of the Class B Warrants.

            3. PARTIAL TENDERS (NOT APPLICABLE TO WARRANTHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Class B Warrants evidenced by any certificates submitted are to be tendered, write in the number of Class B Warrants which are to be tendered in the box which is entitled "Class B Warrants Tendered." In such case, a new certificate for the remainder of the Class B Warrants which were evidenced by your old certificate(s) will be sent to you unless otherwise provided in the "Special Issuance Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal as soon as practicable after the Expiration Date. The number of Class B Warrants represented by the certificates for Class B Warrants listed and accompanied by the aggregate Warrant Exercise Price are deemed to have been tendered.

            4. SIGNATURES ON LETTER OF TRANSMITTAL; ASSIGNMENTS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Class B Warrants tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

            If any of the Class B Warrants tendered hereby are held of record by two or more persons, all such persons must sign this Letter of Transmittal.

            If any of the Class B Warrants tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

            If this Letter of Transmittal is signed by the registered holder(s) of the Class B Warrants tendered hereby, no endorsements or instruments of transfer are required unless Class B Warrants not tendered or not accepted for exercise are to be registered in the name of any person other than the registered holder(s). Signatures on any such certificates or instruments of transfer must be guaranteed by an Eligible Institution.

See Instruction 1.

            If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Class B Warrants tendered hereby, certificates must be endorsed on the reverse side thereof or accompanied by appropriate evidence of assignment, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for such Class B Warrants. Signature(s) on any such certificates or assignments must be guaranteed by an Eligible Institution. See Instruction 1.

            If this Letter of Transmittal or any certificate or instrument of transfer is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

            5. SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS. If any certificates for shares of Common Stock, Class C Warrants and Class D Warrants or for Class B Warrants not tendered or not accepted for exercise are to be returned to a person other than the person(s) signing this Letter of Transmittal or if the certificates for shares of Common Stock, Class C Warrants and Class D Warrants or for Class B Warrants not tendered or not accepted are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Class B Warrants Tendered," then the boxes captioned "Special Issuance Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Warrantholders tendering Class B Warrants by book-entry transfer will have any Class B Warrants not accepted for exercise returned by crediting the account maintained by such Warrantholder at the Book-Entry Transfer Facility from which such transfer was made.

         6. PAYMENTS OF THE AGGREGATE WARRANT EXERCISE PRICE. The applicable payments representing the aggregate Warrant Exercise Price to accompany the Class B Warrants tendered must be made by certified or official bank check, payable in United States dollars to the order of Industrial Holdings, Inc., or by wire transfer to the Exchange Agent for the benefit of the Company. Wire transfers must be made to the following account according to the following instructions:

                     The Chase Manhattan Bank, New York, NY
                                ABA# 021 000 021

                 Attn: ChaseMellon Shareholder Services, L.L.C.
                              Reorg Acct 323-213057

                    Re: Industrial Holdings Class B Warrants
                              Attn: Evelyn O'Connor
                              Tel: #(201) 296-4515

         7. NO CONDITIONAL TENDERS. No alternative, conditional, irregular or contingent tenders will be accepted.

         8. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and number of Class B Warrants should be listed on a separate signed schedule to be affixed hereto.

         9. WAIVER OF CONDITIONS. The Company reserves the absolute right to waive any of the specified conditions in the Offer in the case of any Class B Warrants tendered.

         10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance or additional copies of the Offering Circular-Prospectus and the Letter of Transmittal may be directed to the Company as set forth below:

                            Industrial Holdings, Inc.
                                  7135 Ardmore

                              Houston, Texas 77054
                          Attention: Christine A. Smith

                                 (713) 747-1025

                                  ITEM 9(A)(2)

                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-37915
OFFERING CIRCULAR - PROSPECTUS

                            INDUSTRIAL HOLDINGS, INC.

           OFFER TO EXCHANGE ONE CLASS B REDEEMABLE WARRANT AND $10.00 CASH FOR ONE SHARE OF COMMON STOCK, ONE CLASS C REDEEMABLE
                   WARRANT AND ONE CLASS D REDEEMABLE WARRANT

--------------------------------------------------------------------------------
                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON
                   JANUARY 19,1998 AT 5:00 P.M., NEW YORK CITY
                             TIME, UNLESS EXTENDED.
--------------------------------------------------------------------------------

         Industrial Holdings, Inc. (the "Company") hereby offers to the holders of its 1,254,414 issued and outstanding Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") the opportunity to exchange each Class B Warrant and cash for one share of the Company's Common Stock, $.01 par value ("Common Stock"), one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant") beginning on the date hereof and ending on January 19, 1998, unless extended on the terms hereinafter described.

         This offer is being made on the following terms (SEE "The Offer" for a more complete description of the terms of this Offer):

         THE SHARES OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 13.

         AN EXCHANGING CLASS B WARRANTHOLDER ("WARRANTHOLDER") WHO TENDERS CLASS B WARRANTS AND PAYS TEN DOLLARS ($10.00) PER CLASS B WARRANT (THE "WARRANT EXERCISE PRICE") WILL RECEIVE FOR EACH CLASS B WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS C WARRANT AND ONE CLASS D WARRANT.
                                                        (CONTINUED ON NEXT PAGE)
                              ---------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                OR ADEQUACY OF THIS OFFERING CIRCULAR-PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                              ---------------------

       The date of this Offering Circular-Prospectus is December 18, 1997.

         EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $15.00 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE TERMS OF CURRENTLY OUTSTANDING CLASS C WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1999, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 2000. EACH CLASS D WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $22.50 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE COMPANY MAY REDEEM THE CLASS C AND CLASS D WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $20.00 AND $25.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICES OF THE CLASS C AND CLASS D WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND ARE NOT NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

         The exercise of the Class B Warrants pursuant to this Offer may be withdrawn prior to 5:00 p.m., New York City time, on January 19, 1998 (the "Expiration Date") (or the latest time and date at which this Offer, as extended by the Company, shall expire). Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 19, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. This Offer is subject to a number of customary conditions, any or all of which may be waived by the Company, but is not conditioned upon the exercise of a minimum number of Class B Warrants. The Company also reserves the right to extend this Offer. SEE "The Offer--Expiration Date; Extensions" and "--Conditions of the Offer."

         Warrantholders who desire to exercise their Class B Warrants should (a) complete and submit the accompanying Letter of Transmittal and their Class B Warrant Certificate, together with (i) a certified or official bank check in the amount of the aggregate Warrant Exercise Price made payable to Industrial Holdings, Inc.; or (ii) a wire transfer to ChaseMellon Shareholder Services (the "Exchange Agent") in the amount of the aggregate Warrant Exercise Price for the benefit of the Company, and any other required documents to the Exchange Agent, or (b) request a broker or bank to effect the transaction for him or her. Holders of Class B Warrants registered in the name of a broker, dealer, bank, trust or nominee should instruct such institutions to exercise their Class B Warrants. The Company does not intend to pay broker-dealers solicitation fees for the exercise of its Class B Warrants. SEE "The Offer--Procedure for Tendering Class B Warrants."

         If a holder of Class B Warrants does not want to tender his Class B Warrants pursuant to the terms of this Offer, he may exercise such Class B Warrants under the present terms of the Class B Warrants. Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $10.00 per share through and including January 14, 1999, after which date unexercised Class B Warrants will expire.

         The Common Stock, Class B Warrants and Class C Warrants are currently traded on the Nasdaq National Market under the symbols "IHII," "IHIIZ," and "IHIIL," respectively. On December 10, 1997, the closing sale prices of the Common Stock, Class B and Class C Warrants were $13.94, $7.00 and $2.19, respectively. The Company has applied for listing of the Class D Warrants on the Nasdaq National Market.

         Questions and requests for assistance or for additional copies of this Offering Circular-Prospectus may be made by calling Christine A. Smith, Vice President of the Company, at (713) 747-1025, or by writing to Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information may be inspected or copies obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at the prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock, the Class B Warrants and the Class C Warrants are listed on the Nasdaq National Market, and reports, proxy statements and other information filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C.

         The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock, Class C Warrants and Class D Warrants to be offered hereby, as well as a Schedule 13E-4 Issuer Tender Offer Statement (the "Schedule 13E-4") under the Exchange Act. This Offering Circular-Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, or the Schedule 13E-4 and the exhibits thereto, to which reference is made. The Registration Statement, the
Schedule 13E-4 and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Offering Circular-Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commissioner pursuant to the Exchange Act are incorporated by reference into this Offering Circular-Prospectus:

         (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

         (2) the Company's Annual Report on Form 10-K/A for the year ended December 31, 1996;

         (3) the Company's Quarterly Reports on Form 10-Q for the Quarter ended March 31, 1997, June 30, 1997 and September 30, 1997;

         (4) the Company's Current Report on Form 8-K/A dated January 27, 1997 amending its Current Report on Form 8-K dated November 27, 1996;

         (5) the Company's Current Report on Form 8-K/A dated April 18, 1997 amending its Current Report on Form 8-K dated February 18, 1997;


         (6) the Company's Current Report on Form 8-K dated May 14, 1997;

         (7) the Company's Current Report on Form 8-K/A dated June 12, 1997 amending its Current Report on Form 8-K dated April 14, 1997;


         (8) the Company's Current Report on Form 8-K dated September 5, 1997;
             and

         (9) the Company's Current Report on Form 8-K dated December 2, 1997.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated by reference herein modifies or supercedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular-Prospectus.

         The Company shall provide without charge, to each person to whom a copy of this Offering Circular-Prospectus is delivered, upon oral or written request, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Offering Circular-Prospectus incorporates) of any and all information that has been incorporated by reference in this Offering Circular-Prospectus. Requests should be directed to Christine
A. Smith, Vice President and Chief Financial Officer, 7135 Ardmore, Houston, Texas 77054, telephone number (713) 747-1025.

         This Offering Circular-Prospectus is accompanied by a copy of the Company's 1996 Annual Report on Form 10-K, the Annual Report on Form 10/K-A for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the Quarter ended September 30, 1997.

                                     SUMMARY

         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED ELSEWHERE AND INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR-PROSPECTUS.

                                   THE COMPANY

         Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in Texas in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

         The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth"), Connecticut Rivet ("CRivet"), American Rivet Company, Inc. ("American") (collectively, "LEC"), LSS-Lone Star-Houston, Inc. ("Lone Star") and Bolt Manufacturing Co., Inc. ("WALKER") and the Energy Products and Services Division, comprised of (i) the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS"), Manifold Valve Services, Inc. ("MVS") and Industrial Municipal Supply Company ("IMSCO"); (ii) the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); (iii) the Export Crating Group which includes U.S. Crating ("USC"); and (iv) the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS"). Regal, RMM, USC and RPMS comprise the Rex Group, Inc. ("REX").

         The Fastener Manufacturing and Sales Division manufactures industrial metal fasteners, including special cold-formed fasteners and threaded fastener products, for sale primarily to manufacturers in the home furniture, home appliance and automotive industries and to the petrochemical and energy industries. In the Energy Products and Services Division, the Valve and Supplies Sales Group remanufactures pipeline valves and high pressure valves that are used primarily in oil and gas drilling applications and distributes pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to the pipeline transportation and product storage industries. The New Machine Sales and Services Group sells new machine tools and conducts a machine moving operation. The Export Crating Group provides international export crating services. The Used Machine Sales Group sells used machine tools.

         The Company's strategy is to identify and pursue acquisitions within the lines of business in which the Company currently operates. The Company believes that it is a leading manufacturer of semi-tubular rivets and cold-headed specials with pro forma revenues for that segment (excluding Lone Star and WALKER) for the twelve months ended December 31, 1996 of approximately $30,222,000. The Company's growth strategy includes an emphasis on the continued acquisition of fastener manufacturing companies and valve remanufacturing companies with a particular emphasis on expansion into new customer bases and geographical markets.

         Since its inception, the Company has expanded its business through acquisition.

                                       YEAR
 NAME         LOCATION               ACQUIRED                 DESCRIPTION
 ----         --------               --------                 -----------
IMSCO       Baytown, Texas             1989          pipe, valves and fittings
                                                     distributor
PVS         Houston, Texas             1992          valve remanufacturing

Landreth    Houston, Texas             1992          rivet manufacturing
REX         Houston, Texas             1993          machine tool distributor
CRivet      Waterbury, Connecticut     1995          rivet manufacturing
American    Chicago, Illinois          1996          rivet manufacturing
Lone Star   Houston, Texas             1997          stud bolt  manufacturing
MVS         Jennings, Louisiana        1997          valve remanufacturing
WALKER      Houston, Texas             1997          stud bolt manufacturing

The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

                               RECENT DEVELOPMENTS

         In February 1997, the Company acquired all the capital stock of Lone Star for a purchase price of $6 million, including estimated transaction expenses. Lone Star, with revenues of $15.5 million in 1996, is a leading manufacturer and distributor of fasteners to the petrochemical and energy industries, and is a specialty provider of custom in-house coating services. Its 53,000 square foot manufacturing facility is located in Spring, Texas.

         The purchase was financed through an $800,000 term loan secured by the machinery and equipment of Lone Star, a $900,000 mortgage note secured by the real estate of Lone Star, a $500,000 term note payable to the former shareholder of Lone Star, 84,211 shares of Common Stock, a $1.4 million increase in the Company's demand note and line of credit facility payable to Comerica Bank - Texas ("Demand Note") and $1.8 million cash.

         In March 1997, the Company acquired all the outstanding capital stock of MVS for 600,000 shares of Common Stock and a term note in the amount of $442,500, payable to the selling shareholder in six monthly installments. MVS, operating from a 25,000 square foot leased manufacturing facility in Jennings, Louisiana, sells and repairs high pressure valves that are used primarily in oil and gas drilling applications. MVS' revenues in 1996 were $6.4 million, with one customer comprising 18% of its total 1996 revenues.

         In November 1997, the Company acquired all of the outstanding capital stock of Bolt Manufacturing Co., Inc. doing business as WALKER BOLT Manufacturing Co. ("WALKER") for a purchase price of $5 million plus the repayment at closing of $1 million in shareholder notes payable by Walker. The purchase price was funded through an increase in the Company's Demand Note secured by the inventory and receivables of the Company and a term note ("Term Note") secured by certain equipment of the Company. The Company anticipates that it will use the estimated $12,400,000 net proceeds from the exercise of the Class B Warrants to repay a portion of the Company's Demand Note and Term Note. SEE "Use of Proceeds."

         WALKER, located in Houston, Texas, manufactures and distributes specialty bolts and nuts to the petrochemical and energy industries through the United States and Canada. Net sales of WALKER were $6,452,216 for its fiscal year ended December 31, 1996 and $5,419,698 for the nine months ended September 30, 1997. WALKER will operate within the Fastener Manufacturing and Sales Division. SEE "Pro Forma Condensed Consolidated Financial Statements (unaudited)."

         The Company has entered into a preliminary agreement to purchase Belleli Energy srl, an Italian company which manufactures high pressure vessels and heat exchangers for the petrochemical industry worldwide. The agreement is subject to significant conditions. Given these conditions, there can be no assurance that the acquisition will be consummated. If and when it is consummated, the acquisition is expected to be financed through an increase in the Company's existing credit facilities and seller financing.

                                    THE OFFER

The Offer.............. Each holder of Class B Warrants may exchange one Class B
                        Warrant and $10.00 cash (the "Warrant Exercise Price") for one share of the Company's Common Stock, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant").


Expiration Date........ 5:00 p.m., New York City time, on January 19, 1998, unless extended (the "Expiration Date"). SEE "The Offer-- Expiration Date; Extensions."

Withdrawal Rights...... Acceptance of the Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January __, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus.

Risk Factors........... Class B Warrantholders (the "Warrantholders") who
                        elect to exercise their Class B Warrants and receive Common Stock, Class C and Class D Warrants should consider certain factors regarding the Company. SEE "Risk Factors."

Warrant Terms.......... Each Class C and Class D Warrant will entitle the holder to purchase one share of Common Stock at $15.00 per share and $22.50 per share, respectively, through and including January 14, 2000.

Effect of the Offer
   on Non-Exercising
   Warrantholders...... THE CLASS B WARRANTS ARE EXERCISABLE THROUGH AND
                        INCLUDING JANUARY 14, 1999, AFTER WHICH DATE THEY WILL EXPIRE. IN ADDITION, PRIOR TO THEIR EXPIRATION, THE REDUCED NUMBER OF OUTSTANDING CLASS B WARRANTS AS A RESULT OF THE ACCEPTANCE OF THE OFFER MAY LIMIT THE TRADING MARKET FOR THE CLASS B WARRANTS AND MAY ADVERSELY AFFECT THEIR LIQUIDITY AND MARKET PRICE. THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT $.05 PER WARRANT, ON NOT LESS THAN 30 DAYS' WRITTEN NOTICE, IF THE CLOSING PRICE OF THE COMMON STOCK FOR A PERIOD OF 20 CONSECUTIVE TRADING DAYS EQUALS OR EXCEEDS $12.00 PER SHARE. AS OF DECEMBER 18, 1997, THE CLOSING PRICE OF COMMON STOCK HAD EQUALED OR EXCEED $12.00 PER SHARE FOR 20 CONSECUTIVE TRADING DAYS. THEREFORE, THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT ANY TIME UPON NOT LESS THAN 30 DAYS WRITTEN NOTICE. THE COMPANY HAS NO PRESENT PLANS TO REDEEM THOSE CLASS B WARRANTS NOT EXERCISED IN CONNECTION WITH THIS OFFER, BUT RESERVES THE RIGHT TO DO SO IN THE FUTURE.

Use of Proceeds.......  It is anticipated that the net proceeds of the Offer of up to $12,400,000 will be used by the Company to repay a portion of the Demand Note and the Term Note. SEE "Use of Proceeds."

Acceptance of the
   Class B Warrants...  The Company will accept all Class B Warrants duly exercised and not properly withdrawn on the Expiration Date, subject to certain conditions. SEE "The Offer--Conditions of the Offer."

Conditions of the
   Offer..............  The Offer is subject to a number of customary conditions, any or all of which may be waived by the Company. SEE "The Offer--Acceptance of the Class B Warrants; Delivery of Common Stock, Class C Warrants and Class D Warrants" and "--Conditions of the Offer."

How to Tender the
   Class B Warrants...  Any holder of Class B Warrants desiring to accept the
                        Offer should either (a) complete and submit the accompanying Letter of Transmittal and his Class B Warrant certificate and forward same together with (i) a certified or official bank check in the amount of the aggregate Warrant Exercise Price made payable to Industrial Holdings, Inc.; or (ii) a wire transfer to ChaseMellon Shareholder Services (the "Exchange Agent") in the amount of the Warrant Exercise Price and any other required documents to the Exchange Agent; or (b) request a broker or bank to effect the transaction for him or her. Holders of Class B Warrants registered in the name of a broker, dealer, bank or nominee should instruct such institutions to accept the Offer. SEE "The Offer--Procedure for Tendering Class B Warrants."

Certain Income Tax
   Consequences.......  The tax consequences of the Offer are uncertain under federal income tax law, and Warrantholders are urged to consult their own tax advisors regarding this matter. The recognition of income or gain characterized as capital gain or ordinary income could result from the acceptance of the Offer by a Warrantholder. SEE "The Offer--Certain Federal Income Tax Consequences."

Delivery of
   Securities.........  The Exchange Agent will deliver the certificates for shares of Common Stock, Class C and Class D Warrants as soon as practicable after the Expiration Date. SEE "The Offer--Acceptance of the Class B Warrants; Delivery of Common Stock, Class C Warrants and Class D Warrants."

Common Stock
   Outstanding........  There are presently 50,000,000 authorized shares of
                        Common Stock, and as of December 10, 1997, there were 6,489,368 shares of Common Stock, 1,254,414 Class B Warrants and 621,914 Class C Warrants outstanding. Assuming the acceptance of the Offer by all Warrantholders, there will be 7,743,782 shares of Common Stock outstanding.

Market Prices.........  As of December 10, 1997, the last reported sales prices of the Common Stock, Class B and Class C Warrants on the Nasdaq National Market were $13.94, $7.00, and $2.19, respectively. The Company has applied for listing of the Class D Warrants on the Nasdaq National Market. SEE "Price Range of Common Stock and Warrants."

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

       The selected financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Offering Circular-Prospectus. The unaudited pro forma income statement data for the nine months ended September 30, 1997 are presented as if, at the beginning of the period, the acquisition of WALKER and MVS had taken place. (Lone Star is not included in the pro forma results of operations due to the insignificance of the period from January 1, 1997 to the date of acquisition. However, the pro forma earnings per share calculation has been calculated as if the issuance of the shares in conjunction with the acquisition had occurred on January 1, 1997.) The unaudited pro forma income statement data for the year ended December 31, 1996 assumes that the acquisitions of American, Lone Star, MVS, and WALKER had taken place at the beginning of the period. The unaudited pro forma balance sheet data at September 30, 1997 are presented as if, at such date, the WALKER Acquisition had taken place. The unaudited pro forma data should be read in conjunction with the unaudited pro forma condensed consolidated financial statements incorporated by reference in this Offering Circular-Prospectus.

                               (UNAUDITED)       (UNAUDITED)      (UNAUDITED)
                                PRO FORMA         HISTORICAL       PRO FORMA
                                NINE MONTHS   NINE MONTHS ENDED   YEAR ENDED                    HISTORICAL
                               ENDED SEPT. 30,  SEPTEMBER 30,     DECEMBER 31,           YEARS ENDED DECEMBER 31,
                               ------------   ------------------  -----------  --------------------------------------------
                                   1997          1997     1996       1996        1996     1995     1994     1993     1992
                                  ------         ----    ------     ------      ------   ------   ------   ------   -----
INCOME STATEMENT DATA:
Sales........................     $  66,658   $   59,642 $38,498    $  86,234  $  51,423 $ 38,983  $34,730  $35,113 $20,769
Cost of sales................        49,737       44,953  30,435       66,312     40,849   31,111   27,485   27,377  15,882
Gross profit.................        16,921       14,689   8,063       19,922     10,574    7,872    7,245    7,736   4,887
Selling, general &
  administrative.............        11,712       10,438   6,019       14,542      8,002    6,401    6,569    6,198   4,523
Operating income............          5,209        4,251   2,044        5,380      2,572    1,471      676    1,538     364
Other income (expense).......        (1,260)        (878)   (869)      (2,348)    (1,037)    (824)    (575)    (666)   (261)
Income before income taxes...         3,949        3,373   1,175        3,032      1,535      647      101      872     103
Income tax expense (benefit)          1,535        1,363     413        1,023        408      102       69      109    (279)
Net income...................         2,414        2,010     762        2,009      1,127      545       32      763     382
Earnings per share...........           .35          .30     .19          .39        .26      .17      .01      .27     .17
Weighted average common and
common equivalent shares
outstanding(1)...............         6,987        6,783   4,102        5,099      4,379    3,150    3,030    2,829   2,102

                               (UNAUDITED)    (UNAUDITED)
                                PRO FORMA     HISTORICAL                                        HISTORICAL
                               SEPTEMBER 30,  SEPTEMBER 30,                                    DECEMBER 31,
                               ------------   ----------                       --------------------------------------------
                                   1997          1997                            1996     1995     1994     1993     1992
                                  ------         ----                           ------   ------   ------   ------   -----
BALANCE SHEET DATA:
Working capital..............      $  5,022    $   5,077                         $ 3,101  $ 1,459  $ 2,254  $ 1,164 $ 1,551
Total assets.................        66,591       59,815                          43,690   27,494   20,848   20,819  13,972
Long-term obligations(2).....        11,132        6,045                           7,326    5,891    3,568    3,229   3,242
Total liabilities............        36,722       29,946                          27,135   19,891   13,965   14,386   9,312
Common stock with put
  redemption option..........         6,000        6,000

Shareholders' equity.........        23,869       23,869                          16,554    7,603    6,883    6,433   4,660
------------------------------

(1) Calculated on the basis of the weighted average number of common and common equivalent shares outstanding pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83.
(2)      Excludes deferred income taxes and deferred compensation.

                                  RISK FACTORS

         THE SHARES OF COMMON STOCK, CLASS C AND CLASS D WARRANTS OFFERED HEREBY INVOLVE MATERIAL RISKS. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE MAKING A DECISION TO EXERCISE THEIR CLASS B WARRANTS AND PURCHASE ANY SHARES OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS.

         LIMITED CAPITAL; RISKS RELATED TO BUSINESS STRATEGY AND ACQUISITIONS. The Company's ability to effect its business plan depends on its ability to raise funds to consummate acquisitions and provide necessary working capital. The Company's future growth through acquisitions will require substantial capital expenditures. While the Company evaluates business opportunities on a regular basis, there can be no assurance that the Company will be successful in identifying any additional acquisitions or will have sufficient financial resources with which to make additional acquisitions. In the event that the Company is unable to obtain cash in order to effect additional acquisitions, the Company may issue additional shares, and further dilution to shareholders may result. In addition, many companies compete with the Company for acquisitions. Many of these competitors have greater financial resources than the Company. As the Company effects acquisitions and expands its operations, it will be subject to all of the risks inherent in an expanding business, including integrating financial reporting, establishing satisfactory budgetary and other financial controls, funding increased capital needs and overhead expenses, obtaining management personnel required for expanded operations, and funding cash flow shortages that may occur if anticipated sales and revenues are not realized or are delayed, whether by general economic or market conditions.

         At September 30, 1997, the Company had working capital of $5,078,171, long-term debt of $6,045,388, shareholders' equity of $23,869,406 and availability of $2,302,957 under its credit facilities with Comerica Bank - Texas. The credit facilities are secured by substantially all the assets of the Company. The Company anticipates that its operating cash needs for fiscal 1997 can be met with cash generated from operations and borrowings under its credit facilities with Comerica Bank-Texas. Any future acquisition of companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing. There can be no assurance that the Company will be able to obtain such financing on terms acceptable to it, if at all.

         COMPETITION. The industries in which the Company and its subsidiaries operate are highly competitive. Many of these competitors have greater financial and other resources than the Company. Competitive factors for the Company's subsidiaries include price sensitivity and customer service. The industries in which the Company's subsidiaries operate are highly fragmented and dominated by privately-owned businesses. Management's marketing strategy is to institute centralized inventory controls, reduce personnel costs and achieve greater buying power through expansion. Management believes that these strategies will allow the Company and its subsidiaries to be more competitive. However, there can be no assurance that the Company will be able to successfully compete against presently known or future competitors.

         FOREIGN SUPPLIERS. Certain of the Company's subsidiaries purchase products from United States manufacturing companies operating abroad and from foreign manufacturers. Accordingly, the Company is subject to the risks of doing business abroad, including fluctuations in currency exchange rates, changes in import duties or quotas, transportation costs, labor disputes and strikes. The occurrence of any one or more of the foregoing events could materially adversely affect the Company's product supply. The Company does not currently hedge nor does it presently plan to hedge its currency risks. Since all transactions are in U.S. dollars, the Company believes the currency risks associated with these transactions is not material.

         DEPENDENCE ON KEY PERSONNEL. The success of the Company is dependent on, among other things, the services of Robert E. Cone, President and Chief Executive Officer, James H. Brock, Jr., President - Energy Products and Services Division and Thomas C. Landreth, President - Fastener Manufacturing and Sales Division. The Company has entered into employment agreements with Messrs. Cone, Brock and Landreth. The loss of the services of any of these officers, for any reason, may have a material adverse effect on the business and prospects of the Company.

         VOTING CONTROL BY CERTAIN SHAREHOLDERS. Directors, officers and affiliates of the Company own approximately 25% of the Company's outstanding shares and are therefore able to influence the election of a majority of the Company's Board of Directors and to influence the conduct of the business and affairs of the Company. After the Offer is consummated (assuming the exercise of all of the Class B Warrants), such officers, directors and affiliates will own approximately 21% of the Company's then outstanding shares, and will continue to have the ability to influence the conduct of the business and affairs of the Company.

         LACK OF CONTRACTUAL SUPPLY AGREEMENTS. The Company's subsidiaries purchase products from various sources of supply. The Company does not maintain firm contractual agreements with any of its suppliers with respect to the product purchases. Instead, the Company purchases its products from suppliers on the most favorable terms that can be negotiated. Since product purchases are negotiated on a continuing basis, the Company's supply stream may not be as reliable as if it were negotiated pursuant to a long-term contract. The Company's inability to obtain sufficient product from its suppliers would have a material adverse effect on its business and operations.

         DIVIDENDS NOT LIKELY. The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends for the foreseeable future. It is anticipated that any earnings that may be generated from the Company's operations will be used to finance the Company's growth. SEE "Dividend Policy."

         FUTURE SALES OF COMMON STOCK. Of the Company's currently outstanding 6,489,368 shares, 1,598,922 are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Restricted Shares"). All of the Restricted Shares are currently eligible for public sale in accordance with the requirements of Rule 144. The remaining 4,890,446 shares are freely tradeable without restrictions or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which will be subject to resale limitations of Rule 144. In addition, the Company has filed registration statements on Form S-3 under the Securities Act relating to 722,482 shares of Common Stock issued or issuable upon the exercise of warrants and offered by certain selling securityholders. Such shares of Common Stock are (or if not issued, will be when issued) freely tradeable without restriction or further registration under the Securities Act, except for shares held by "affiliates" of the Company, which shares will be subject to the resale limitations of Rule 144. The Company has also filed a registration statement under the Securities Act to register the shares of Common Stock issuable under its stock option plans. Shares issued under such plans, other than shares issued to affiliates of the Company, will be freely tradeable in the public market.

         The Company is unable to predict the effect that sales made under Rule 144 or otherwise may have on the then-prevailing market price of the Common Stock. The issuance of a significant number of additional securities, or even the possibility thereof, could depress the market price of such securities.

         POSSIBLE INABILITY TO EXERCISE CLASS C AND CLASS D WARRANTS. The Class C or Class D Warrants to be issued in the Offer may not be exercised unless at the time of exercise there is a current prospectus under an effective registration statement covering shares of Common Stock issuable upon exercise of such warrants and such shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder. The Company will use its best efforts to have a current registration statement in effect and to have all such shares so registered or qualified at any time when the holders thereof may exercise their warrants. While it is the Company's intention to do so, there is no assurance that it will be able to do so.

         POTENTIAL ADVERSE EFFECT OF REDEMPTION OF CLASS C AND CLASS D WARRANTS. The Class C and Class D Warrants to be issued in the Offer may be redeemed by the Company at any time prior to their expiration, at a price of $.05 per warrant upon at least 30 days notice if the closing bid price of the Common Stock has equaled or exceeded $20.00 and $25.00 per share, respectively, for a period of 20 consecutive trading days. Redemption of the warrants could force the holders to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then-current market price when they might otherwise wish to hold the warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the warrants at the time of redemption.

         ADVERSE EFFECT OF OFFER ON NON-EXERCISING CLASS B WARRANTHOLDERS. The effect of the Offer on non-exercising Class B Warrantholders will be significant. First, the Class B Warrants are exercisable through and including January 14, 1999, after which date they expire. In addition, prior to their expiration, to the extent that the Offer is accepted and Class B Warrants are exercised, the trading market for unexercised Class B Warrants will become more limited, and their price is likely to be adversely affected. The Class B warrants may be redeemed by the Company at $.05 per warrant, on not less than 30 days' written notice, if the closing price of the Common Stock for a period of 20 consecutive trading days equals or exceeds $12.00 per share. As of December 18, 1997, the closing price of Common Stock had equaled or exceed, $12.00 per share for 20 consecutive trading days. Therefore, the Class B warrants may be redeemed by the Company at any time upon not less than 30 days written notice. The Company has no present plans to redeem those Class B Warrants not exercised in connection with this offer, but reserves the right to do so in the future.

         ANTI-TAKEOVER EFFECT. The provisions of the Amended and Restated Articles of Incorporation ("Amended Articles") may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder. Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

          LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except in certain specified instances. The foregoing provision of the Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

         GOVERNMENTAL REGULATION. The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. While the Company is not aware of any proposed or pending legislation, there can be no assurance that future legislation will not have an adverse effect on the Company's business or competitive position. The Company believes that it disposes of environmentally sensitive materials in accordance with present rules and regulations. In the event the Company is required to adopt additional environmental measures, the cost may be substantial.

                                    THE OFFER

TERMS OF THE OFFER

         The Company hereby offers to the holders of its issued and outstanding Class B Warrants the opportunity to exchange each Class B Warrant and $10.00 cash for one share of the Company's Common Stock, $.01 par value, one Class C Warrant and one Class D Warrant beginning on the date hereof and ending at 5:00 p.m., New York City time, on January 19, 1998 (the "Expiration Date") unless extended, subject to the terms and conditions set forth herein. The Offer applies to all of the outstanding Class B Warrants, and the Company's obligation to consummate the Offer is not subject to the exercise of any minimum number of Class B Warrants.

         In accordance with this Offer, the Company will issue Common Stock, Class C Warrants and Class D Warrants for Class B Warrants effectively exercised, and not withdrawn, on the Expiration Date or as soon as practicable after such Expiration Date, subject to certain conditions set forth herein. SEE "Conditions of the Offer" below.

         AN EXCHANGING WARRANTHOLDER WHO TENDERS CLASS B WARRANTS AND PAYS TEN DOLLARS ($10.00) PER CLASS B WARRANT WILL RECEIVE FOR EACH CLASS B WARRANT TENDERED ONE SHARE OF COMMON STOCK, ONE CLASS C WARRANT AND ONE CLASS D WARRANT.

         EACH CLASS C WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER THEREOF TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT A PURCHASE PRICE OF $15.00 THROUGH AND INCLUDING JANUARY 14, 2000. THE TERMS OF CURRENTLY OUTSTANDING CLASS C WARRANTS, WHICH ARE EXERCISABLE THROUGH AND INCLUDING JANUARY 14, 1999, WILL AFTER THE EXPIRATION DATE, AUTOMATICALLY BE EXTENDED TO JANUARY 14, 2000. EACH CLASS D WARRANT TO BE ISSUED WILL ENTITLE THE HOLDER TO PURCHASE ONE SHARE OF THE COMPANY'S COMMON STOCK AT AN EXERCISE PRICE OF $22.50 PER SHARE THROUGH AND INCLUDING JANUARY 14, 2000. THE COMPANY MAY REDEEM THE CLASS C AND CLASS D WARRANTS AT $.05 PER WARRANT UPON 30 DAYS PRIOR WRITTEN NOTICE IF THE CLOSING BID PRICE OF THE COMPANY'S COMMON STOCK EQUALS OR EXCEEDS $20.00 AND $25.00, RESPECTIVELY, FOR 20 CONSECUTIVE TRADING DAYS. THE EXERCISE PRICES OF THE CLASS C AND CLASS D WARRANTS WERE ARBITRARILY DETERMINED BY THE COMPANY'S BOARD OF DIRECTORS AND ARE NOT

NECESSARILY RELATED TO THE COMPANY'S ASSETS, EARNINGS, BOOK VALUE OR OTHER GENERALLY ACCEPTED CRITERIA OF VALUE.

         If a holder of Class B Warrants does not want to tender his Class B Warrants pursuant to the terms of this Offer, he may exercise such Class B Warrants under the present terms of the Class B Warrants. Each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $10.00 per share through and including January 14, 1999.

EXPIRATION DATE; EXTENSIONS

         Subject to the terms and conditions as set forth herein, the Company will accept all Class B Warrants tendered under the terms of this Offer which are not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company at its sole option may extend this Offer for an additional period of time by giving written notification of such extension to the Exchange Agent. In addition, the Company may at its election cause notice of any extension of the Offer to be published in the "New York Times," the "Wall Street Journal" or any other newspaper selected by the Company.

         The Company has no present intention to extend this Offer beyond the Expiration Date. If, however, the Company does extend this Offer beyond such date, the Company intends that such extension will not exceed an additional 10 business days. Any extension or expiration of the Offer will be followed as soon as practicable, but in no event later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, by public announcement thereof, and any amendment of the Offer will be followed as soon as practicable by public announcement. Without limiting the manner by which the Company may choose to make such public announcement, the Company shall not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

         If the Company decides to waive, modify or amend a material provision of the Offer, it may do so at any time, provided that it gives notice thereof in the manner specified above and extends such Offer to the extent required by the Exchange Act. With respect to an increase or decrease in the percentage of the class of securities being tendered for or a change in the consideration offered, Rule 13e-4(f)(1) of the Exchange Act generally requires that a tender offer remain open for at least 10 business days from the date the notice of such change is first published or sent or given to security holders. The minimum period during which an offer must remain open following other material changes in the terms of the offer will depend on the facts and circumstances, including the relative materiality of the change in the terms of information concerning the Offer. Any amendment to the Offer will apply to all Class B Warrants exercised pursuant thereto, regardless of when or in what order the Class B Warrants are exercised.

PROCEDURE FOR TENDERING CLASS B WARRANTS

         To accept the Offer and tender the Class B Warrants, the accompanying Letter of Transmittal ("Letter of Transmittal") must be completed and executed as indicated thereon and the Letter of Transmittal and the Class B Warrants must be accompanied by payment of the aggregate Warrant Exercise Price by certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to the Exchange Agent for the benefit of the Company, together with any other required documents. The foregoing materials must be delivered to and received by the Exchange Agent at one of its addresses set forth on the back cover of this Offering Circular-Prospectus on or before the Expiration Date. However, in lieu of the foregoing, a

Warrantholder may either (i) exercise the Class B Warrants pursuant to the procedure for book-entry exercise set forth below (and a confirmation of such book-entry exercise must be received by the Exchange Agent on or before the Expiration Date) or (ii) comply with the guaranteed delivery procedure set forth below. The beneficial holders of Class B Warrants that are held by or registered in the name of a broker, dealer, commercial bank, trust Company or other nominee or custodian are urged to contact such entity promptly if they wish to accept the Offer. LETTERS OF TRANSMITTAL, PAYMENT OF THE AGGREGATE EXERCISE PRICE AND CLASS B WARRANTS SHOULD NOT BE SENT TO THE COMPANY.

         THE METHOD OF DELIVERY OF LETTERS OF TRANSMITTAL, CLASS B WARRANTS, THE AGGREGATE WARRANT EXERCISE PRICE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER, BUT IF SUCH DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE.

         Within two business days after the date hereof, the Exchange Agent will establish accounts with respect to the Class B Warrants at each of The Depository Trust Company and Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility" and collectively referred to as "Book-Entry Transfer Facilities") for purposes of the Offer. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Class B Warrants by causing the Book-Entry Transfer Facility to transfer the same into the Exchange Agent's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure for such transfer and to confirm such transfer to the Exchange Agent in writing. Although delivery of the Class B Warrants may be effected through book-entry transfer, either (i) a properly completed Letter of Transmittal (or facsimile thereof) executed by the holder of record, together with the proper signature guarantees, and the certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer for the benefit of the Company, together with all other documents required, must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the back cover page of this Offering Circular-Prospectus on or before the Expiration Date or (ii) the guaranteed delivery procedure set forth below must be complied with. Delivery of documents to a Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedure does not constitute delivery to the Exchange Agent.

         Except as otherwise provided below, each signature on the Letter of Transmittal, Class B Warrant certificate or instrument of transfer must be guaranteed by a firm or other entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (singularly, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Class B Warrants tendered and the holder has not completed the box titled "Special Payment Instructions" or "Special Issuance Instructions" on the Letters of Transmittal; or (ii) if such Class B Warrants are tendered for the account of an Eligible Institution.

         If the certificates for Class B Warrants are registered in the name of a person other than the person exercising such Class B Warrants, or if Class B Warrants that are not accepted for exercise pursuant to the Offer are to be returned to a person other than the registered owner, then the certificates for such Class B Warrants must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an Eligible Institution.

         The issuance of Common Stock in exchange for Class B Warrants exercised pursuant to the Offer will be made only after timely receipt by the Exchange Agent of the Letters of Transmittal and certificates for such Class B Warrants (or a confirmation of a book-entry transfer of such Class B Warrants into the Exchange Agent's account at one of the Book-Entry Transfer Facilities as described above) and the certified or official bank check or the wire transfer, together with all other documents required. If less than the number of Class B Warrants evidenced by a submitted certificate are to be exercised, the exercising Warrantholder should indicate on the Letter of Transmittal the number of Class B Warrants being exercised. The number of Class B Warrants represented by the certificates for Class B Warrants delivered to the Exchange Agent and accompanied by a Letter of Transmittal and the aggregate Warrant Exercise Price will be deemed to have been exercised.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of the Class B Warrants or payments of the aggregate Warrant Exercise Price tendered will be determined by the Company, which determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of any particular Class B Warrants and payments of the aggregate Warrant Exercise Price not properly tendered or the acceptance of which would, in the opinion of the Company, be unlawful. The Company also reserves the right to waive any irregularities or conditions of tender as to any particular Class B Warrants, and the Company's interpretation of the terms and conditions of this Offer (including the instructions and Letter of Transmittal) shall be final and binding. Any irregularities in connection with the tenders, unless waived, must be cured within such time as the Company shall determine, which time may be extended beyond the Expiration Date. Neither the Company nor the Exchange Agent shall be under any duty to give notification of defects in such tenders or incur any liability for failure to give such notification. Tenders of the Class B Warrants and payments of the aggregate Warrant Exercise Price received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned (without interest on the cash payment or deduction therefrom) by the Exchange Agent to the appropriate Warrantholder as soon as practicable.

GUARANTEED DELIVERY PROCEDURE

         If a holder of Class B Warrants desires to exercise such Class B Warrants pursuant to the Offer but is unable either to (i) deliver his certificates, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent on or before the Expiration Date or (ii) comply with the procedure for book-entry exercise on a timely basis, such Class B Warrants may nevertheless be exercised pursuant to the Offer, provided that all of the following conditions are satisfied:

                  (i) such exercises are made by or through an Eligible Institution;

                  (ii) prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery (by telegram, telex, facsimile transmission, mail or hand delivery) setting forth the name and address of the Warrantholder and the number of Class B Warrants exercised, stating that the exercise is being made thereby and guaranteeing that within three trading days after the Expiration Date, the Class B Warrants and the certified or official bank check or the wire transfer, together with all other documents required, will be deposited by the Eligible Institution with the Exchange Agent; and

                  (iii) the certificates for all exercised Class B Warrants in proper form for transfer (or a written confirmation of book-entry transfer into the Exchange Agent's account at a Book-

                  Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and the certified or official bank check or the wire transfer, together with all other documents required, are received by the Exchange Agent within three trading days after the Expiration Date.

WITHDRAWAL RIGHTS

         Any exercise of Class B Warrants pursuant to the Offer may be withdrawn subject to the procedures described below, at any time prior to the Expiration Date. Thereafter, such exercises are irrevocable, except that they may be withdrawn after January 19, 1998 unless theretofore accepted for exercise as provided in this Offering Circular-Prospectus. If the Company extends the period of time during which the Offer is open, is delayed in its acceptance of the Class B Warrants for exercise or is unable to accept the Class B Warrants for exercise for any reason, then, without prejudice to the Company's rights under the Offer, the Exchange Agent may, on behalf of the Company, retain all Class B Warrants exercised, and such Class B Warrants may not be withdrawn except as provided herein, subject to Rule 13E-4(f)(5) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides that the person making an issuer exchange offer shall either pay the consideration offered or return tendered securities, promptly after the termination or withdrawal of the Offer.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must (i) be timely received by the Exchange Agent at one of its addresses on the back cover of this Offering Circular-Prospectus before the Exchange Agent receives notice of acceptance by the Company of the Class B Warrants, (ii) set forth the name of the tendering Warrantholder, (iii) if the Class B Warrants have been deposited with or otherwise identified to the Exchange Agent, contain the description of the Class B Warrants to be withdrawn and indicate the certificate numbers shown on the certificates evidencing such Class B Warrants (except in the case of book-entry exercise), and (iv) be executed by the Warrantholder in the same manner as the original Class B Warrant certificate tendered or be accompanied by evidence satisfactory to the Company that the person withdrawing the exercise pursuant to this Offer has succeeded to the beneficial ownership of the Class B Warrants. In the case of Class B Warrants tendered by book-entry transfer, a notice of withdrawal must specify, in lieu of certificate numbers, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Class B Warrants. All questions as to the validity (including the time of receipt) of notices of withdrawal will be determined by the Company, whose determination shall be final and binding. Class B Warrants and payments withdrawn in the manner specified above will not be considered to have been duly tendered. However, withdrawn Class B Warrants may be re-exercised at any time prior to the Expiration Date.

         No interest shall be paid on any amount returned to a Warrantholder pursuant to a proper withdrawal or otherwise, regardless of any delay in the Offer.

ACCEPTANCE OF CLASS B WARRANTS; DELIVERY OF COMMON STOCK, CLASS C WARRANTS AND CLASS D WARRANTS

         Upon the terms and subject to the conditions of this Offer, Class B Warrants tendered for exercise and not properly withdrawn will be accepted for exercise on the Expiration Date. For purposes of this Offer, the Company will be deemed to have accepted for exercise properly tendered Class B Warrants when, as and if the Company has given oral or written notice thereof to the Exchange Agent. All exercising warrantholders will be deemed to have waived any right to receive notice of the acceptance of their Class B Warrants.

         The Exchange Agent will act as agent for the exercising holders of Class B Warrants for the purposes of receiving from the Company the Common Stock, Class C Warrants and Class D Warrants and Class B Warrants not accepted for exercise and transmitting such securities to the holders. Tendered Class B Warrants not accepted for exercise by the Company will be returned (or, in the case of Class B Warrants exercised by book-entry transfer through a Book-Entry Transfer Facility, will be credited to an account maintained with such Book-Entry Transfer Facility) without expense to the exercising holders as promptly as practicable following the Expiration Date.

         If the Company extends the period during which the Offer is open, is delayed in its acceptance for exercise or is unable to accept for exercise any Class B Warrants pursuant to the Offer for any reason, then, without prejudice to the Company's rights hereunder, the Exchange Agent, at the request of the Company, may nevertheless retain Class B Warrants exercised together with any certified or official bank check or wire transfer and any other required documents subject to the withdrawal rights of holders thereof as set forth herein and applicable securities laws.

         Delivery of the Common Stock, Class C Warrants and Class D Warrants in exchange for Class B Warrants and payments validly tendered and accepted by the Company will be made as soon as practicable after the Expiration Date. All deliveries will be made through the Exchange Agent.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following summary is a general discussion of certain of the anticipated federal income tax consequences of the acceptance of the Offer. No discussion is included regarding any applicable state, local or foreign tax laws.

         This summary is limited to Warrantholders who hold the Class B Warrants as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). The tax consequences to any particular Warrantholder may be affected by matters not discussed below. In addition, the Company has not sought a ruling from the Internal Revenue Service or an opinion of counsel with respect to such tax consequences. Accordingly, each Warrantholder is advised to consult with his or her own tax advisor regarding the tax consequences of holding or exercising the Class B Warrants.

         ACCEPTANCE OF THE OFFER. It is possible that the acceptance of the Offer would require the recognition of income by a Warrantholder, as the Class C and Class D Warrants received by any Warrantholder accepting the Offer constitute new and independent value (in the form of an inducement to exercise the Class B Warrants), which is in addition to the original rights granted under the Class B Warrants. Thus, those Warrantholders who accept the Offer may recognize income to the extent of the extra value received, measured by the fair market value of the Class C and D Warrants. The character of the income will be either capital gain realized from the exchange of a Class B Warrant for Common Stock and the Class C and Class D Warrant or ordinary income in the form of a taxable receipt of intangible property. Each Warrantholder who exercises his Class B Warrants pursuant to this Offer will have an adjusted basis in the Common Stock received equal to the aggregate Warrant Exercise Price paid, plus the basis of the Class B Warrant and Class C and Class D Warrants received equal to the amount of income reported on receipt thereof.

         EXERCISE OF THE CLASS C AND CLASS D WARRANTS. If a Warrantholder who accepts the Offer reports income upon the receipt of the Class C and Class D Warrants based upon their fair market value, he will not report income to that extent when he subsequently exercises the Warrants. The character of the income will depend upon whether the Class C and Class D Warrants are properly considered to have been received in a capital transaction (which would result in capital gain) or are characterized as intangible property (which would result in ordinary income), as discussed above. The adjusted tax basis of the Common Stock received in exchange for the Class C and Class D Warrants would be equal to the amount reported as income (whether upon acceptance of the Offer or later) plus the amount paid upon exercise of the Class C and Class D Warrants. The holding period for the Class C and D Warrants will begin on the date this Offer is consummated.

         TAX CONSEQUENCES TO THE COMPANY. No gain or loss will be recognized to the Company as a result of the Offer or the acceptance of the Offer by the Warrantholders.

         Pursuant to Section 382 of the Code, utilization of net operating loss ("NOL") carryforwards is limited if there has been a change in control of the Company during a specified time period. The Company's issuance of Common Stock in its initial public offering in January 1992 has previously resulted in limitations under Section 382 with respect to the Company's ability to use NOL carryforwards. In addition, the Company issued Common Stock in private offerings in 1996 and 1997. However, the Company has determined that the exercise of the Class B Warrants under this Offer, when added to the 1996 and 1997 Common Stock issuances, will not create an additional change in control under Section 382 and an additional limitation on the Company's NOL carryforwards.

EFFECT ON NON-EXERCISING CLASS B WARRANTHOLDERS

         THE EFFECT OF THE OFFER ON NON-EXERCISING CLASS B WARRANTHOLDERS WILL BE SIGNIFICANT. FIRST, THE CLASS B WARRANTS WILL EXPIRE AFTER JANUARY 14, 1999. IN ADDITION, PRIOR TO THEIR EXPIRATION, TO THE EXTENT THAT THE OFFER IS ACCEPTED AND CLASS B WARRANTS ARE EXERCISED, THE TRADING MARKET FOR UNEXERCISED CLASS B WARRANTS WILL BECOME MORE LIMITED, AND THEIR PRICE IS LIKELY TO BE ADVERSELY AFFECTED. THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT $.05 PER WARRANT, ON NOT LESS THAN 30 DAYS' WRITTEN NOTICE, IF THE CLOSING PRICE OF THE COMMON STOCK FOR A PERIOD OF 20 CONSECUTIVE TRADING DAYS EQUALS OR EXCEEDS $12.00 PER SHARE. AS OF DECEMBER 18, 1997, THE CLOSING PRICE OF COMMON STOCK HAD EQUALED OR EXCEEDED $12.00 PER SHARE FOR 20 CONSECUTIVE TRADING DAYS. THEREFORE, THE CLASS B WARRANTS MAY BE REDEEMED BY THE COMPANY AT ANY TIME UPON NOT LESS THAN 30 DAYS WRITTEN NOTICE. THE COMPANY HAS NO PRESENT PLANS TO REDEEM THOSE CLASS B WARRANTS NOT EXERCISED IN CONNECTION WITH THIS OFFER, BUT RESERVES THE RIGHT TO DO SO IN THE FUTURE.

CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, the Company may cancel, modify or terminate the Offer and is not required to accept for exercise any Class B Warrants pursuant to the Offer if prior to the Expiration Date:

                  (i) there shall be pending, instituted or threatened any legal action or administrative proceeding before any court or governmental agency, by any governmental agency or any other person, prohibiting, restricting or delaying the Offer;

                  (ii) any statute, rule or regulation shall have been enacted, or any action shall have been taken by any governmental authority, which would prohibit or materially restrict or delay consummation of the Offer; or

                  (iii) there shall have occurred (and the adverse effect of such occurrence will be continuing): (a) any general suspension of, or limitation on prices for trading on, the Nasdaq National Market or in the other over-the-counter markets; (b) a declaration of a banking moratorium by United States or New York authorities; or (c) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States of America which would reasonably be expected to affect materially and adversely (or to delay materially) the consummation of the Offer.

         If the Company terminates the Offer pursuant to any of the conditions set forth above, the Exchange Agent will promptly return the applicable Class B Warrants and funds for the aggregate Warrant Exercise Price to the holders thereof.

         The Company reserves the absolute right to waive satisfaction of any conditions and compliance with any terms of the Offer. The Company further reserves the absolute right to reject any and all exercises not in proper form. On the Expiration Date, the Company will accept any and all Class B Warrants which are properly exercised, subject to the conditions stated herein.

LISTING OF THE CLASS D WARRANTS

         The Company has applied for listing of the Class D Warrants on the Nasdaq National Market. However, even if initially listed, there can be no assurance that the Class D Warrants will meet the requirements for continued inclusion and continue to be listed on the Nasdaq National Market. Failure to continue to be listed may adversely affect the market value and liquidity of the Class D Warrants.

POSITION OF THE BOARD OF DIRECTORS

         The Board of Directors of the Company believes the Company will benefit from the receipt of net cash proceeds of up to $12,400,000 received pursuant to this Offer and the possible receipt of additional financing in the future from the exercise of the Class C Warrants and subsequently from the Class D Warrants of up to $56,369,235 in the aggregate. However, the Board of Directors is not making any recommendations to the holders of the Class B Warrants as to whether they should exchange or refrain from exchanging any or all of their Class B Warrants. Each Warrantholder must make his or her own decision as to whether to exchange all or any portion of the Class B Warrants owned.

PAYMENT OF FEES AND EXPENSES

         The Company has agreed to pay the Exchange Agent a fee of $7,500 to act in such capacity reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offering Circular-Prospectus and related documents to the beneficial owners of the Class B Warrants, and in handling or forwarding tenders for their customers. However, the Company will not make any other payments to brokers, dealers or others soliciting tenders of Class B Warrants. Employees of the Company may solicit tenders of Class B Warrants, for which they will receive no additional compensation.

MUTILATED, LOST, STOLEN OR DESTROYED CERTIFICATES

         Any Warrantholder whose Class B Warrant certificates have been mutilated, lost, stolen or destroyed should contact the Company at its address set forth below for further information.

REQUESTS FOR ASSISTANCE

         Requests for additional copies of this Offering Circular-Prospectus or the Letter of Transmittal or assistance in completing an exchange should be made by calling Christine A Smith, Vice-President of the Company, at (713) 747-1025, or by mail to the Company as follows:

                            Industrial Holdings, Inc.
                                  7135 Ardmore
                              Houston, Texas 77054

                                 USE OF PROCEEDS

         The Company estimates that the net proceeds from the exercise of the Class B Warrants assuming the exercise of all outstanding Class B Warrants (after deducting the estimated expenses of the Offer payable by the Company) will be $12,400,000. The Company anticipates that it will use the estimated $12,400,000 net proceeds from the exercise of the Class B Warrants to repay its Demand Note and Term Note.

                    PRICE RANGE OF COMMON STOCK AND WARRANTS

         The Common Stock, Class B Warrants and Class C Warrants are traded on the Nasdaq National Market under the symbols "IHII," "IHIZ" and "IHIIL," respectively. The following table sets forth the high and low closing sales prices of the Common Stock, Class B Warrants and Class C Warrants for the periods indicated below:

                    COMMON STOCK         CLASS B WARRANT      CLASS C WARRANT
                     PRICE RANGE           PRICE RANGE          PRICE RANGE
                   ---------------       --------------       --------------
                   HIGH        LOW       HIGH       LOW       HIGH       LOW
                   ----        ---       ----       ---       ----       ---
1995
First Quarter     $ 4.00     $ 3.25      $0.22     $0.13
Second Quarter      3.63       2.88       0.34      0.19
Third Quarter       4.75       3.00       0.38      0.19
Fourth Quarter      4.38       3.31       0.38      0.28
1996
First Quarter     $ 6.75     $ 3.75      $0.53     $0.31
Second Quarter     10.50       6.50       2.13      0.53
Third Quarter      10.13       7.00       3.25      1.50
Fourth Quarter     11.25       9.25       3.25      2.38      $1.50     $ .75
1997
First Quarter     $14.00     $10.63      $4.50     $3.25      $1.88     $1.13
Second Quarter     11.25       9.88       3.94      2.88       1.63      1.06
Third Quarter      15.88      10.88       9.00      3.63       3.50      1.50

         All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in the Common Stock, Class B Warrants or Class C Warrants.

         On November 25, 1997, the last reported sales prices of the Common Stock, Class B Warrants and Class C Warrants as quoted by the Nasdaq National Market, were $13.94, $7.00, and $2.19 per share or warrant, respectively. On December 10, 1997 there were approximately 472, 97 and 48 record holders of the Common Stock, Class B Warrants and Class C Warrants, respectively.

                                 CAPITALIZATION

         The following table sets forth (i) the capitalization of the Company at September 30, 1997; (ii) such capitalization as adjusted to reflect the acquisition of WALKER, the exercise of all 1,254,414 outstanding Class B Warrants, the issuance of 1,254,414 shares of Common Stock and the application of the estimated $12,400,000 in net proceeds therefrom. This table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto which are incorporated by reference in this Offering Circular-Prospectus and "Use of Proceeds."

                                                                SEPTEMBER 30, 1997
                                                                  (in thousands)
                                                              ------------------------
                                                                          PRO FORMA
                                                              ACTUAL     AS ADJUSTED(2)
                                                              ------     --------------
Short-term debt.............................................  $11,727        $  2,028
                                                              =======        ========
Long-term debt..............................................  $ 6,045         $ 9,533
Common stock with put redemption option                       $ 6,000         $ 6,000
Shareholders' equity:
         Common stock, $.01 par value; 50,000,000 shares
           authorized, 5,829,845 shares issued and
           outstanding (1) and 7,084,259 shares issued
           and outstanding, pro forma as adjusted (2).......       58        $     71
         Additional paid-in capital.........................   20,656          33,043
         Retained earnings..................................    3,155           3,155
                                                              -------       ---------
                  Total shareholders' equity................  $23,869         $36,269
                                                              -------         -------
Total capitalization........................................  $47,641         $53,830
                                                              =======         =======

---------------------
(1) As of September 30, 1997, excludes (i) 1,254,414 shares underlying the outstanding Class C Warrants; (ii) an aggregate of 711,750 shares of Common Stock issuable upon the exercise of options granted to directors or employees under the Company's 1994 Amended and Restated Incentive Plan and 1995 Non-Employee Director Stock Option Plan (the "Plans") and exercisable at an average exercise price of $6.06 per share of Common Stock ("Shareholders' Options"), and an additional 100,000 shares that may be granted in the future under the Plans; (iii) an aggregate of 756,397 shares of Common Stock issuable upon the exercise of warrants other than the outstanding Class B and Class C Warrants and exercisable at an average exercise price of $6.41 per share of Common Stock ("Other Warrants").

(2) Pro Forma as adjusted gives effect to the acquisition of WALKER and exercise of all 1,254,414 outstanding Class B Warrants.

                                 DIVIDEND POLICY

         The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the Company's operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant.

                            DESCRIPTION OF SECURITIES

         Pursuant to the Company's Amended Articles, the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 7,500,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following description of certain of the Company's securities is a summary, does not purport to be complete or to give effect to applicable statutory or common law and is subject in all respects to the applicable provisions of the Company's Amended Articles.

COMMON STOCK

         At December 10, 1997, 6,489,368 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled, among other things, to one vote per share on each matter submitted to a vote of shareholders and, in the event of liquidation, to share ratably in the distribution of assets remaining after payment of liabilities. Holders of Common Stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of Common Stock have no preemptive or other rights to subscribe for shares and are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

         None of the authorized shares of Preferred Stock have been issued or are outstanding. The Board of Directors has the authority to cause the Company to issue up to the authorized number of shares of Preferred Stock in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, redemption and conversion rights and liquidation preferences of such series, without further action by the shareholders. Because the Board is authorized to issue Preferred Stock with such preferences and rights as it determines, it may afford the holders of any series of Preferred Stock preferences, rights or voting powers superior to those of holders of Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS

         At December 10, 1997 there were 1,254,414 Class B Warrants and 621,914 Class C Warrants outstanding.

         Each currently outstanding Class B Warrant and Class C Warrant entitles the registered holder thereof to purchase from the Company one share of Common Stock at an exercise price of $10.00 and $15.00 per share, respectively. The Class B and Class C Warrants may be exercised through and including January 14, 1999. The Class B and Class C Warrants may be redeemed by the Company at $.05 per warrant, on not less than 30 days' written notice, if the closing price of the Common Stock for a period of 20 consecutive trading days equals or exceeds $12.00 and $20.00 per share, respectively. As of November 25, 1997, the closing price of Common Stock had equaled or exceeded $12.00 per share for 20 consecutive trading days. Therefore, the Class B Warrants may be redeemed by the Company at any time upon not less than 30 days written notice.

         The Class C Warrants and Class D Warrants to be issued in connection with the Offer (together with the currently outstanding Class B and Class C Warrants, (the "Warrants")), will entitle the registered holder thereof to purchase one share of Common Stock at an exercise price of $15.00 and $22.50 per share, respectively, and may be exercised through and including January 14, 2000. The term of currently outstanding Class C Warrants, which are exercisable through and including January 14, 1999, will, after the Expiration Date, automatically be extended to January 14, 2000. The Company may redeem each of the Class C Warrants and the Class D Warrants to be issued in the Offer at $.05 per Warrant if the closing bid price of the Common Stock shall have equaled or exceeded at least $20.00 and $25.00 per share, respectively, for a period of 20 consecutive trading days. Notice of any redemption must be mailed to all holders of Warrants at least 30 days but no more than 60 days before the date on which the Warrants have been called for redemption.

         The holders of Warrants do not have any voting or any other rights of shareholders of the Company and are not entitled to receive dividends. In the event of an adjustment in the number of shares issuable on exercise of the Warrants, the Company will not issue fractional shares, but will, instead, pay to the holder of the Warrants at the time of such exercise an amount in cash equal to the same fraction of the current market value of a share of Common Stock.

         The exercise price and the number and kind of shares or other securities purchasable on exercise of any Warrants and the number of Warrants are subject to adjustment on the occurrence of certain events, including stock dividends, reclassifications, reorganizations, consolidations and mergers. No adjustment in the exercise price is required until cumulative adjustments amount to one percent or more of the exercise price. If the Company effects any capital reorganization, certain reclassifications of the Common Stock, any consolidation or merger (other than a consolidation or merger which does not result in any reclassification or change in the outstanding shares), or sells all or substantially all its properties and assets, the Warrants become exercisable only for the number of shares of stock or other securities, assets, or cash to which a holder of the number of shares of the Company purchasable (at the time of such reorganization, reclassification, consolidation, merger or sale) on exercise of such Warrants would have been entitled on such reorganization, reclassification, consolidation, merger, or sale.

         The Warrants are not exercisable by a holder if (i) the shares issuable on exercise of such Warrants have not been registered under the securities or blue sky laws of the state of residence of such holder or (ii) a current prospectus meeting the requirements of the laws of such state cannot be lawfully delivered by or on behalf of the Company. Pursuant to the terms of the respective Warrant agreements, the Company has agreed to use reasonable efforts to register such shares in states in which holders of Warrants are known to reside and to maintain a current prospectus relating thereto.

SPECIAL PROVISIONS OF THE ARTICLES OF INCORPORATION AND TEXAS LAW

         ANTI-TAKEOVER EFFECT. The provisions of the Amended Articles summarized in the succeeding paragraphs, may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a shareholder.

         Pursuant to the Amended Articles, the Board of Directors may, by resolution, establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of the Company.

         LIMITATION OF DIRECTOR LIABILITY. Texas law authorizes a Texas corporation to eliminate or limit the personal liability of a director to the Company and its shareholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly, its Amended Articles include a provision eliminating a director's liability for monetary damages for any breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for certain other actions. Thus, pursuant to Texas law, the Company's directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the Company), or for claims arising under the federal securities laws. The foregoing provision of the Company's Amended Articles may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

         INDEMNIFICATION OF OFFICERS AND DIRECTORS. To the maximum extent permitted by law, the Amended Articles and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of the Company against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock and Warrants and the Warrant Agent for the Warrants is ChaseMellon Shareholder Services, Stock Transfer Department, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

                                  LEGAL MATTERS

         Certain legal matters with respect to the issuance of the securities offered hereby will be passed upon for the Company by Porter & Hedges, L.L.P., Houston, Texas.

--------------------------------------------------------------------------------

                               THE EXCHANGE AGENT:

                        ChaseMellon Shareholder Services
                            Stock Transfer Department
                               85 Challenger Road
                                 Overpeck Centre
                            Ridgefield Park, NJ 07660

                                TABLE OF CONTENTS


                          PAGE                                PAGE
                          ----                                ----
Available Information....   4     Price Range of Common
Incorporation of                    Stock and Warrants.......  25
  Certain Information             Capitalization.............  26
  By Reference...........   4     Dividend Policy............  27
Summary..................   6     Description of
Summary Consolidated                Securities...............  28
  Financial Data.........  12     Legal Matters..............  30
Risk Factors.............  13
The Offer................  16
Use of Proceeds..........  25

NO DEALER, SALESPERSON, REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR-PROSPECTUS AND THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS OFFERING CIRCULAR-PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR-PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  ITEM 9(A)(3)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         COMMISSION FILE NUMBER: 0-19580

                            INDUSTRIAL HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         Texas                        76-0289495
             (State or other jurisdiction            (IRS Employer
           of incorporation or organization)      Identification No.)

                       7135 Ardmore, Houston, Texas 77054
          (Address of principal executive offices, including zip code)

                                 (713) 747-1025
              (Registrant's telephone number, including area code)

        Securities registered pursuant to Section 12(b) of the Act: None.

           Securities registered pursuant to Section 12(g) of the Act:

                               TITLE OF EACH CLASS
                               -------------------
                          Common Stock, $.01 par value
                           Class A Redeemable Warrant
                           Class B Redeemable Warrant
                           Class C Redeemable Warrant

      Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

      Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

      The aggregate market value of Common Stock held by non-affiliates of the registrant was $54,168,528 at March 27, 1997. At that date, there were 5,848,689 shares of Common Stock outstanding.

      THE REGISTRANT'S PROXY STATEMENT, TO BE FILED PURSUANT TO REGULATION 14A OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO THE 1997 ANNUAL MEETING OF STOCKHOLDERS, IS INCORPORATED BY REFERENCE INTO PART III OF THIS REPORT.

                               TABLE OF CONTENTS
                                   FORM 10-K

                                                                       Page
                                                                       ----
                                    PART I

      ITEM

      1.    Business................................................... 1

      2.    Properties................................................. 8

      3.    Legal Proceedings.......................................... 8

      4.    Submission of Matters to a Vote of Security Holders.........8

                                    PART II

      5.    Market for Registrant's Common Stock and Related
            Stockholder Matters.........................................9

      6.    Selected Financial Data....................................10

      7.    Management's Discussion and Analysis of Financial Condition
            and Results of Operations..................................11

      8.    Financial Statements and Supplementary Data................14

      9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure...................................14

                                   PART III

      10.   Directors and Executive Officers of the Registrant.........15

      11.   Executive Compensation.....................................15

      12.   Security Ownership of Certain Beneficial Owners and
            Management.................................................15

      13.   Certain Relationships and Related Transactions.............15

                                    PART IV

      14.   Exhibits, Financial Statement Schedules and Reports on
            Form 8-K...................................................16

                                    PART I

ITEM 1.     BUSINESS

INTRODUCTION

      Industrial Holdings, Inc. (including its subsidiaries, the "Company") was incorporated in August 1989. The Company's principal executive offices are located at 7135 Ardmore, Houston, Texas 77054, and its telephone number is (713) 747-1025.

      The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth"), Connecticut Rivet ("CRivet"), acquired December 1995, American Rivet Company, Inc. ("American"), acquired November 1996 and LSS-Lone Star-Houston, Inc. ("Lone Star") acquired February 1997 (see recent developments) and the Energy Products and Services Division comprised of the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS"), Industrial Municipal Supply ("IMSCO"), and Manifold Valve Services, Inc. ("MVS") acquired March 1997 (see recent developments); the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); the Export Crating Group which includes U.S. Crating ("USC"); and the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS").

      The Fastener Manufacturing and Sales Division manufactures industrial metal fasteners, including special cold-formed fasteners and threaded fastener products for sale primarily to manufacturers in the furniture, home appliance and automotive industries and to the petrochemical and energy industries. The Valve and Supplies Sales Group remanufactures pipeline valves and distributes pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to the pipeline transportation and product storage industries. The New Machine Sales and Services Group sells new machine tools and conducts a machine moving operation. The Export Crating Group provides international export crating services. The Used Machine Sales Group sells used machine tools.

      For information concerning each of the Company's industry segments, see
Note 13 of Notes to Consolidated Financial Statements.

STRATEGY

      The Company's strategy is to identify and pursue acquisitions within the lines of business in which the Company currently operates. The Company believes that it is a leading manufacturer of semi-tubular rivets and cold-headed specials. The Company's pro forma revenues for its Fastener Manufacturing and Sales Division (excluding Lone Star) for the twelve months ended December 31, 1996 are approximately $30,222,000. The Company's growth strategy includes an emphasis on the continued acquisition of fastener manufacturing companies with a particular emphasis on expansion into new customer bases and geographical markets.

      Since its inception, the Company has expanded its business through acquisition. PVS was acquired in connection with the Company's initial public offering in January 1992. Landreth was acquired in October 1992. The companies comprising the New Machine Sales and Services Group, the Export Crating Group and the Used Machine Sales Group were acquired as part of The Rex Group, Inc. ("REX") in 1993. In December, 1995, CRivet was acquired; in November 1996, American was acquired; in February 1997, Lone Star was acquired and, most recently in March 1997, MVS was acquired. The Company has financed these acquisitions with cash provided by operations, borrowings under its credit agreements and public and private financings. The Company anticipates that future acquisitions, if any, will be similarly financed.

RECENT DEVELOPMENTS

      In February 1997, the Company acquired all the capital stock of Lone Star for a purchase price of $6 million, including estimated transaction expenses. Lone Star, with revenues of $15.5 million in 1996, is a leading manufacturer and distributor of fasteners to the petrochemical and energy industries, and is a specialty provider of custom in-house coating services. Its 53,000 square foot manufacturing facility is located in Spring, Texas.

      The purchase was financed through an $800,000 Term Loan secured by the machinery and equipment of Lone Star, a $900,000 Mortgage Note secured by the real estate of Lone Star, a $500,000 Term Note payable to the former shareholder of Lone Star, 84,211 shares of the Company's Common Stock, a $1.4 million increase in the Company's line of credit facility with Comerica Bank and $1.8 million cash.

      In March 1997, the Company acquired all the outstanding capital stock of. MVS for 600,000 shares of the Company's Common Stock and a Term Note in the amount of $442,500, payable to the selling shareholder in six monthly installments. MVS, operating from a 25,000 square foot leased manufacturing facility in Jennings, Louisiana, sells and repairs high pressure valves that are used primarily in oil and gas drilling applications. MVS' revenues in 1996 were $6.4 million, with one customer comprising 18% of its total 1996 revenues.

FASTENER MANUFACTURING AND SALES DIVISION

      PRODUCTS AND SERVICES. Landreth, CRivet and American, (collectively "LEC") manufacture industrial metal fasteners, including special cold-formed fasteners and threaded fastener products for sale to national manufacturers primarily in the furniture, home appliance and automotive industries. LEC manufactures these fasteners in solid, semi-tubular, tubular or multi-dimensional form. LEC has increasingly emphasized the manufacture of special cold-formed fasteners that are primarily targeted to more highly-engineered applications, such as the automotive original equipment manufacturers ("OEM") and electronic industries. These special cold-formed fasteners can in many cases replace more expensive machined parts. Industrial metal fasteners, or rivets, are typically constructed of low-carbon steel and can be plated with a variety of protective coatings through LEC's automatic plating process. LEC also uses plating services from third party providers. These fasteners can also be made from aluminum, copper, monel, brass or stainless steel. LEC manufactures these industrial fasteners in a variety of sizes, with diameters ranging up to 5/8" and lengths up to 4 1/2".

      CUSTOMERS AND MARKETING. LEC's customers are primarily national manufacturing companies in the furniture, construction, home appliance and automotive industries. LEC sells its products to over 3,000 different manufacturing customers, with the 10 largest customers accounting for, in the aggregate, 38% of LEC's sales for the year ended December 31, 1996. During 1996, no single customer accounted for over 10% of LEC's sales.

      LEC manufactures and distributes its products from its facilities in Houston, Texas, Waterbury, Connecticut and Franklin Park, Illinois. LEC conducts sales efforts and serves its customers by using a combination of its employees and a national network of manufacturer's sales representatives. LEC has engaged 72 manufacturer sales representatives that work on a commission basis. These representatives are under the supervision of LEC's direct regional sales manager and national sales manager. The majority of LEC's products are sold pursuant to per-job orders. LEC manufactures its products according to customer specifications, and accordingly, does not maintain an extensive inventory of industrial fasteners. LEC inspects all of its products at the time of production and mechanically inspects such products prior to shipment to its customers. LEC also conducts, at the request of its customers, statistical process control procedures. All three locations are pursuing QS 9000 certification by December, 1997.

      SUPPLIERS. LEC purchases raw materials from both domestic and foreign sources. LEC currently purchases steel wire from three principal suppliers, and the Company believes that other acceptable sources are available. LEC has encountered no difficulty in meeting its supply requirements of any raw materials necessary for the manufacture of its products and maintains raw materials inventory levels for approximately 30 days of operations.

      COMPETITION. LEC generally is subject to competition from approximately ten rivet manufacturing companies, any of which may have greater financial resources than the Company. In the special cold-formed fastener market that is concentrated primarily in the automotive and electronic markets, LEC also faces competition from larger public companies and foreign manufacturers, many of whom have greater financial resources than the Company. LEC believes that its competitive advantages include its range of production capabilities, its emphasis on high volume and low overhead production processes, its in-house tooling operations and its national marketing strategy. The Company believes that LEC's ability to compete effectively in the future will be primarily dependent on maintaining trained and skilled production personnel and the highest possible level of product quality.

ENERGY PRODUCTS AND SERVICES DIVISION

VALVE AND SUPPLIES SALES

      PRODUCTS AND SERVICES. IMSCO and PVS distribute pipe, valves and fittings, as well as remanufacture or recondition used or malfunctioning pipeline valves for subsequent sale in a remanufactured condition to companies in the petrochemical, chemical and petroleum refining industries for use in the refining process and pipeline transportation and storage companies. The valve and supplies market is primarily in the Gulf Coast area between Mobile, Alabama and Brownsville, Texas.

            PIPE is typically sold in 20-foot or 40-foot lengths, in sizes ranging from 1/2" to 72" in diameter, for use in the refining process by chemical plants and refineries. Pipe is sold in a variety of sizes and wall thicknesses, depending on the nature (liquid or gas) and quantity of the product to be transported or processed through the pipe as well as the desired pressure levels for transporting and processing the product through the pipe.

            INDUSTRIAL VALVES are flow inhibitors used with pipe that are typically constructed of either carbon or alloy steel and are manufactured and sold in a variety of forms, including gate valves, globe valves, check valves, ball valves, plug valves and butterfly valves. Valves sold by IMSCO range from 1/2" to 36" in diameter and are available threaded or with a socket-weld, flanged or butt-weld end.

            PIPELINE VALVES are manufactured to withstand greater pressure than industrial valves. Pipeline valves also bear serial numbers that are traceable to the OEM and permit each end-user to determine the OEM, the original purchaser and the specifications of the valve, thereby allowing the end-users to verify the specifications and quality of the valves. These valves are used to regulate the flow and storage of natural gas and refined petroleum products. They range in size from 2" to 60" in diameter, depending on the nature (liquid or gas), quantity and desired speed of the flow of natural gas or refined petroleum products regulated by the pipeline valve and are typically made of carbon steel.

            CONTRACT REMANUFACTURING services are performed for certain customers. These contract services typically consist of remanufacturing or modifying the customer's existing pipeline valves by installing stem extensions and/or mounting actuators on the valves, preparing such valves for underground or underwater use and conducting performance testing of such valves.

            ADDITIONAL PRODUCTS include gaskets, pipe hangers, steel, strainers, swages, fasteners, tools, tubing and mill supplies. Mill supplies typically consist of incidental construction-related items such as gloves, boots, ladders, rope, blades, lubricants and other hardware items. These additional products are typically used by IMSCO's customers who are also purchasing pipe, valves and fittings.

      CUSTOMERS AND MARKETING. IMSCO sells its products to over 300 different customers, with its 10 largest customers accounting for, in the aggregate, 39% of this segment's sales during the fiscal year ended December 31, 1996. These customers consist primarily of chemical and petroleum refining plants and construction companies performing services at the plant locations.

      PVS sells its products to over 200 different customers primarily in the pipeline transportation or product storage business with the 10 largest customers accounting for, in the aggregate, 16% of this segment's sales in the fiscal year ended December 31, 1996.

      Distribution operations are conducted from the Baytown, Texas headquarters and one branch location. All locations have inventories for distribution of products directly to customers. Remanufacturing and distribution of pipeline valves are conducted from South Houston, Texas. At December 31, 1996, this segment maintained a sales force of 10 employees. No customer amounted to over 10% of the segment's sales.

      PVS sells new, used and remanufactured pipeline valves from its existing inventory and pursuant to special customer orders. By maintaining a broad inventory of types of pipeline valves, the Company believes that PVS is able to timely respond to its customers' needs. Per-job orders account for substantially all of the remanufacturing work performed and pipeline valves sold by PVS. In the past, PVS has not entered into exclusive supply contracts with any particular customer. PVS maintains an internal quality control program to help ensure the quality of its remanufacturing process. Many of PVS' customers monitor and approve its quality standards by sending quality assurance personnel to PVS' facilities to ensure that the reconditioned valves meet their standards. PVS also conducts seminars, often at the request of its customers, for training field personnel in pipeline valve preventive maintenance.

      The majority of IMSCO's orders for products are filled with its purchases from wholesale distributors or manufacturers rather than from IMSCO's existing inventory. While IMSCO enters into blanket distribution contracts that provide for the distribution of certain products at set prices with particular customers, such contracts do not represent a material portion of IMSCO's business. IMSCO primarily distributes products to customers located within 50 miles of its two office warehouse facilities.

      SUPPLIERS. Most of the products distributed by IMSCO may be obtained from numerous alternative sources of supply. Because the demand for pipe, valves and fittings is particularly price and time sensitive, IMSCO has historically elected to concentrate its efforts in establishing and maintaining relationships with manufacturers or suppliers who can provide the lowest prices and quickest delivery time. During the last fiscal year, approximately 300 vendors supplied substantially all of IMSCO's purchases of pipe, valves and fittings.

      PVS acquires its pipeline valves from bid lists from approximately 290 suppliers including pipeline transportation companies, individual brokers and from other remanufacturing companies or OEMs. Pipeline transportation companies construct new pipelines and repair segments of existing pipelines. After completion of original construction or repair, the new valves (consisting of excess pipeline valves not utilized or used pipeline valves that require remanufacturing) are sold to dealers through bid lists. PVS continuously receives and bids on these bid lists, as do all other remanufacturers of pipeline valves. PVS also acquires some of its products from individual brokers that buy and resell excess pipeline valves. Typically, PVS places pipeline valves purchased from individual brokers in its inventory because of favorable pricing. When PVS receives an order and the products are not available in its inventory, it may also purchase the ordered products from other remanufacturing companies or OEMs. Typically, a majority of the valves purchased from brokers or other remanufacturing companies were originally purchased from bid lists.

      IMSCO and PVS warehouse certain products but purchase the majority of their products on an as- needed basis, depending on demand or the availability of inventory that can be acquired at favorable prices. IMSCO and PVS do not have written contracts with any of their suppliers. Purchases from suppliers, including credit arrangements, are negotiated on an order-per-order basis. Accordingly, all arrangements are terminable by either party immediately or on short notice. Relationships with suppliers are believed to be satisfactory and no single vendor supplies 10% or more of the products purchased during the year.

      The Company has implemented computerized inventory control procedures at IMSCO, which the Company believes provide improved inventory controls and allow IMSCO to more effectively manage inventory purchases and maintain appropriate levels of inventory to maximize operating results. These inventory control procedures also have improved IMSCO's inventory turn-over ratio and reduced its quantity of slow-moving items in inventory.

      COMPETITION. IMSCO faces competition based on pricing and the ability to service customers and timely respond to their needs. IMSCO competes with numerous larger and smaller distributors of pipe, valves and fittings, many of whom have greater financial resources than the Company. Major competitors with IMSCO include McJunkin Corp., Hughes, Inc., Wallace/Tyler Dawson, Redman Supply Co. and R.J. Gallagher. The Company believes that the level of customer service provided by IMSCO is its primary competitive advantage. The Company believes that for IMSCO to compete effectively, it must adhere to the "overall quality program" instituted by the Company, maintain existing business relationships, respond to the needs of its customers through quality service and provide price-competitive products to its customers.

      PVS is subject to competition based primarily on pricing and customer service. The Company believes that Oilfield Fabricating and Machine, Inc. is its major competitor in the industry and that PVS is subject to competition from less than ten similarly-sized remanufacturing businesses. PVS' management believes that its broad inventory of pipeline valves and its remanufacturing facility are its primary competitive advantages and that its ability to compete effectively is dependent on maintaining its inventory levels, retaining existing business relationships and responding to its customers' needs through timely service and providing quality products.

NEW MACHINE SALES AND SERVICES

      PRODUCTS AND SERVICES. Regal distributes new machine tools in South Texas and Louisiana for certain manufacturers including Okuma Machinery, Inc. ("Okuma") on an exclusive basis, and other manufacturers on a non-exclusive basis. Machine tools are used in various industries in the manufacturing process to cut metal and are sold in a variety of sizes depending upon the task they are designed to perform. In addition, Regal sells parts and services for machine tools and contracts on a job-by-job basis to move machine tools, predominantly in the South Texas region.

      For the year ended December 31, 1996, the sale of new machine tools accounted for 96% of Regal's revenues. Machine tool moving services accounted for 4% of its revenues.

      CUSTOMERS AND MARKETING. Regal sells its products and services to over 800 customers, with no single customer accounting for more than 10% of Regal's sales in the year ended December 31, 1996. Regal conducts its sales efforts from its Houston, Texas location. At December 31, 1996, Regal employed a sales force of seven employees.

      Per-job orders account for substantially all of the new machine sales.

      SUPPLIERS. Regal has several exclusive distribution agreements, including agreements with Okuma, for South Texas and Louisiana. All machines are purchased on an order-by-order basis.

      COMPETITION. New machine tool sales are subject to competition from machine tool distributors of competitive machine tools manufacturers. Depending upon the size and use of the product manufactured, the competitor will vary. The Company believes Regal has a competitive advantage in its range of product offerings. The Company believes Regal's ability to compete effectively in the future is primarily dependent upon maintaining trained and skilled machine tool personnel and the retention of its Okuma distribution line.

      Regal typically competes with four moving companies in its market. The Company believes it has a competitive advantage in the size of its capacity and the level of training of its personnel.

EXPORT CRATING

      PRODUCTS AND SERVICES. USC provides crating services for a variety of products for export. Typically, a freight forwarder or company exporting its own product will contract with USC for a specified product to be crated. The products are forwarded to the USC facility, where the crating services are performed. USC then forwards the crates to the shipping source, which is typically an ocean-going vessel.

      CUSTOMERS AND MARKETING. USC sells its services to over 400 customers, with its four largest customers accounting for 78% of its revenues for the year ended December 31, 1996. At December 31, 1996, USC employed two sales people who conduct the Company's sales efforts from its Houston, Texas location.

      COMPETITION. USC typically competes with three crating companies in the Houston area and generally does not compete outside this region. The Company believes it has a competitive advantage in this market because of its facilities, personnel and experience and its proximity to Houston ports.

USED MACHINE SALES

      PRODUCTS AND SERVICES. RPMS sells used machine tools primarily to large corporations and machine shops in the Gulf Coast region. RPMS maintains an inventory of used machine tools for sales to third parties and purchases used machines for resale on an as-needed basis, depending upon demand. Used machine tools are sold in a variety of sizes.

      CUSTOMERS AND MARKETING. RPMS sells its products to over 250 customers. No single customer accounted for over 10% of RPMS sales in the year ended December 31, 1996. At December 31, 1996, the Company employed one sales person.

      Per-job orders account for substantially all of used machine sales. By maintaining distribution relationships and inventories of used machine tools and parts, the Company believes it is able to timely respond to customers that use the products and services offered by RPMS.

      SUPPLIERS. RPMS maintains an inventory of used machine tools. Typically, these machine tools are purchased at auction or from used machine brokers. The Company believes it has adequate inventory and sufficient access to auction markets and brokers to satisfy its inventory requirements for used machine tools.

      COMPETITION. RPMS typically competes with other used machine tool dealers on a national basis. The Company believes its inventory of used machines is a competitive advantage and that its ability to compete effectively is dependent on maintaining an adequate inventory level and continued access to purchasing opportunities through brokers and auctions.

EMPLOYEES

      At December 31, 1996, the Company employed a total of 387 people, four of whom are corporate officers, 23 are employed by IMSCO, 26 are employed by PVS, 89 are employed by Landreth, 84 are employed by CRivet, 91 are employed by American and 70 are employed by REX. None of the Company's employees are covered by collective bargaining agreements. The Company believes its relationship with its employees is satisfactory.

 BACKLOG

      As of December 31, 1996, LEC's backlog was approximately $6,440,000 compared to $5,845,000 at December 31, 1995. IMSCO, PVS and REX have historically operated without backlog, which, because of the nature of their business operations, is believed to be customary for their industries.

REGULATION

      The Company's business is affected by governmental regulations relating to its industry segments in general, as well as environmental and safety regulations that have specific application to the Company's business. The Company does not believe that compliance with federal, state or local environmental laws adversely affects its business, earnings or competitive position. The Company cannot predict whether future legislation will have any effect on its operations. The Company does not believe that environmental laws have had a material impact on industry standards and/or quality control procedures.

ITEM 2.     PROPERTIES

      IMSCO's main facilities are located in Baytown, Texas, and include approximately 2,000 square feet of office and approximately 18,000 square feet of warehouse space, all of which is leased. IMSCO maintains one leased branch office, including an approximately 7,000 square foot facility in Freeport, Texas.

      PVS owns approximately 1.2 acres of real property in South Houston, Texas, which includes approximately 4,500 square feet of warehouse facilities, approximately 4,000 square feet of office facilities, approximately 9,000 square feet of machine shop facilities, and approximately 22,500 square feet of open outside storage.

      Landreth subleases from REX approximately 120,000 square feet of manufacturing facilities, including a tooling shop, an automatic plating facility and an automatic packaging and inspection area located in Houston, Texas. CRivet leases approximately 66,000 square feet of manufacturing facilities in Waterbury, Connecticut. American owns an 81,000 square foot manufacturing facility on approximately four acres of land in Franklin Park, Illinois (a suburb of Chicago).

      REX leases approximately 13.32 acres of real property in Houston, Texas which includes approximately 275,000 square feet of warehouse and office facilities.

      The Company maintains its principal executive offices at 7135 Ardmore, Houston, Texas 77054 in the 275,000 square feet of warehouse and office facilities leased by REX. The office facility portion of this property consists of conventional office space and is, in the opinion of management, adequate to meet the Company's needs for the foreseeable future. The Company believes that all existing office and warehouse facilities leased or owned by its subsidiaries are adequate to meet the needs of the Company for the foreseeable future and are suitable for the business conducted therein.

ITEM 3.     LEGAL PROCEEDINGS

      The Company is involved in litigation arising in the ordinary course of its business. In the opinion of management, the ultimate liability, if any, as a result of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      No matters were submitted to a vote of the Company's security holders in the fourth quarter of 1996.

                                     PART II

ITEM 5.     MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

      The Common Stock trades on The Nasdaq Stock Market ("Nasdaq") under the symbol "IHII." The following table sets forth the high and low closing sales prices of the Common Stock, for the periods indicated below:

                                                             PRICE RANGE
                                                             -----------
                                                       HIGH               LOW
                                                       ----               ---

      1995
      First Quarter                                   $  4.00           $  3.25
      Second Quarter                                  $  3.63           $  2.88
      Third Quarter                                   $  4.75           $  3.00
      Fourth Quarter                                  $  4.38           $  3.31


      1996

      First Quarter                                   $  6.75           $  3.75
      Second Quarter                                  $10.50            $  6.50
      Third Quarter                                   $10.13            $  7.00
      Fourth Quarter                                  $11.25            $  9.25

      1997

      First Quarter through March 27, 1997            $14.00            $10.75

      All of the foregoing prices reflect interdealer quotations, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions in the common stock.

      On March 27, 1997, the last reported sales price of the Common Stock, as quoted by Nasdaq, was $10.88 per share. On March 27, 1997, there were approximately 237 record holders of the common stock.

      The Company has never paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the Company's operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available therefor, the Company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The payment of cash dividends is currently prohibited under the terms of certain of the Company's long-term indebtedness.

ITEM 6.     SELECTED FINANCIAL DATA

      The selected financial data presented below are derived from and should be read in conjunction with the Company's Consolidated Financial Statements and related notes. This information should also be read in conjunction with Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          Years Ended December 31,
                                          --------------------------------------------------------
                                                 (in thousands except for per share amounts)
                                            1996        1995        1994        1993        1992
                                          --------    --------    --------    --------    --------
INCOME STATEMENT DATA:
Sales .................................   $ 51,423    $ 38,983    $ 34,730    $ 35,113    $ 20,769
Cost of sales .........................     40,849      31,111      27,485      27,377      15,882
Gross profit ..........................     10,574       7,872       7,245       7,736       4,887
Selling, general & administrative .....      8,002       6,401       6,569       6,198       4,523
Operating income ......................      2,572       1,471         676       1,538         364
Other income (expense) ................     (1,037)       (824)       (575)       (666)       (261)
Income before income taxes ............      1,535         647         101         872         103
Income taxes expense (benefit) ........        408         102          69         109        (279)
Net income ............................      1,127         545          32         763         382

Earnings per share(1) .................        .26         .17         .01         .27         .17
Weighted average
   Common and common - equivalent
   shares outstanding .................      4,379       3,150       3,030       2,829       2,102

                                       DECEMBER 31, (IN THOUSANDS)
                            -------------------------------------------------
                              1996      1995       1994      1993      1992
                            --------  ---------  --------  ---------  -------
BALANCE SHEET DATA:
Working capital...........   $ 3,101  $   1,459   $ 2,254    $ 1,164  $ 1,551
Total assets..............    43,690     27,494    20,848     20,819   13,972
Long-term obligations(2)..     7,326      5,891     3,568      3,229    3,242
Total liabilities.........    27,135     19,891    13,965     14,386    9,312
Shareholders' equity......    16,554      7,603     6,883      6,433    4,660

(1) Calculated on the basis of the weighted average number of common and common equivalent shares outstanding pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83.

(2)   Excludes deferred income taxes and deferred compensation.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

      The Company was formed in August 1989 and acquired IMSCO in December 1989, PVS in January 1992, Landreth in October 1992, REX in April 1993, CRivet in December 1995, American in November 1996, Lone Star in February 1997, and MVS in March 1997.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995.

      SALES. On a consolidated basis, sales increased $12,439,880 or 32% in 1996 compared to 1995. This increase was primarily the result of a $3,295,000 increase in new machine tool sales and the inclusion of a full year of operations of CRivet and two months of operations of American.

      COST OF SALES. Cost of sales increased $9,737,795 or 31% in 1996 compared to 1995. Cost of sales as a percentage of sales was 79.4% in 1996 compared to 79.8% in 1995. The 31% increase in cost of sales was attributable to the 32% increase in sales in 1996 in comparison to 1995. Cost of sales as a percentage of sales was unusually high in 1995 as a result of a $3,295,000 increase in the sale of new machine tools and the inclusion of $1,036,580 in wire sales at a 4.8% gross margin.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1,600,707 or 25% in 1996 compared to 1995. This increase was primarily the result of the inclusion of a full year of operations of CRivet and two months of operations of American.

      INTEREST EXPENSE. Interest expense increased $353,650 or 36% in 1996 compared to 1995 due to increases in debt as a result of the acquisition of CRivet and American which was partially offset by a reduction in interest rates in 1996 compared to 1995.

      OTHER INCOME. Other income increased $121,030 in 1996 compared to 1995. This increase was primarily the result of $100,000 in non-recurring fee income earned for consulting services performed in 1996.

      FEDERAL INCOME TAXES. The Company's effective tax rate was 27% in 1996 compared to 16% in 1995. During 1996, the Company reduced its deferred tax asset valuation allowance by $239,000. A portion of the reduction, approximately $101,000, was to reflect deferred tax assets used in 1996, the remainder was to recognize a deferred tax asset of $138,000. Based on management's assessment of earnings trends, expected revenues and cost reductions and the expiration dates of carryforwards, management determined that it was more likely than not that these assets would be realized.

      NET INCOME. As a result of the foregoing factors, the Company had net income of $1,126,712 in 1996 compared to net income of $545,147 in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994.

      SALES. On a consolidated basis, sales increased $4,252,731 or 12% in 1995 compared to 1994. This increase was primarily the result of increased sales in the Company's New Machine Sales segment as a result of increased market demand for machine tools.

      COST OF SALES. Cost of sales increased $3,626,022 or 13% in 1995 compared to 1994. Cost of sales as a percentage of sales was 79.8% in 1995 compared to 79.1% in 1994. The increase in cost of sales was attributable to the 12% increase in sales in 1995 in comparison to 1994 and $1,036,580 in wire sales by Landreth to CRivet in the first and second quarters of 1995. These sales to CRivet were made at a 4.8% gross margin resulting in the increase in cost of sales as a percentage of sales in 1995 compared to 1994.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $168,170 or 3% in 1995 compared to 1994. Selling, general and administrative expenses were comparable between 1995 and 1994 as a result of the Company's ability to add additional revenues without substantial additional overhead.

      INTEREST EXPENSE. Interest expense increased $93,748 or 11% in 1995 compared to 1994 due to increases in debt at Landreth as a result of sales of wire to CRivet on open credit which were not repaid and financing of new equipment purchases.

      OTHER INCOME. Other income decreased $165,655 or 90% in 1995 compared to 1994. This decrease was a result of a one time recognition of miscellaneous income at REX in 1994 that did not recur in 1995.

      FEDERAL INCOME TAXES. The Company's effective tax rate was 16% in 1995 compared to 69% in 1994. The decrease in the effective tax rate occurred because of a reduction in state income tax expense from 1994 to 1995. Additionally, during 1995, the Company reduced its deferred tax asset valuation allowance by $223,000. A portion of the reduction, approximately $26,000, was to reflect deferred tax assets used in 1995, the remainder was to recognize a deferred tax asset of $197,000. Based on management's assessment of earnings trends, expected revenues and cost reductions and the expiration dates of carryforwards, management determined that is was more likely than not that these assets would be realized.

      NET INCOME. As a result of the foregoing factors, the Company had net income of $545,147 in 1995 compared to net income of $31,702 in 1994.

LIQUIDITY AND CAPITAL RESOURCES

      At December 31, 1996, the Company had cash of $3,087,925 and additional borrowing capacity under its line of credit of $670,547. The Company's operations provided cash of $971,918 during 1996 compared to $1,233,412 and $353,914 during 1995 and 1994. These cash flows were primarily attributable to increased net income over the three year period and increased depreciation and amortization in 1996 as a result of the acquisitions of CRivet and American which was offset by increases in inventory and the payment of deferred compensation.

      Capital expenditures for property and equipment increased 298% for 1996 compared to 1995, primarily as a result of the purchase of new equipment and leasehold improvements for the Company's fastener manufacturing operations. In 1996, the Company acquired net cash of $1,244,666 in the acquisition of American. In 1995, the Company used cash of $826,003 to purchase CRivet.

      Financing activities provided cash of $2,866,955 for 1996. The Company raised $6,248,281 from the issuance of common stock and used approximately $4,271,224 to repay debt associated with the acquisition of American as well as other financing and to purchase property and equipment for its fastener division. Net borrowing under the revolving line of credit increased in 1995 as a result of borrowings by CRivet to fund increases in working capital. Financing activities provided cash of $738,136 and $179,614 in 1995 and 1994 as the Company generated net proceeds from the issuance of common stock of $275,116 and $418,278 in 1995 and 1994, respectively.

      In connection with the acquisition of Landreth, on October 7, 1992 the Company issued to Renaissance Capital Partners II, Ltd. ("Renaissance"), a 12% Convertible Debenture due October 1, 1999 in the principal amount of $2,500,000 (the "Renaissance Debenture"). At December 31, 1996, the outstanding principal balance was $1,060,000. In January and February 1997, Renaissance converted $360,000 of the outstanding principal balance to 110,430 shares of Common Stock. The Renaissance Debenture is convertible at a conversion price of $3.26 per share of common stock, subject to adjustment in certain circumstances. The Renaissance Debenture requires monthly interest payments and commencing on November 1, 1997, monthly principal payments of $25,000. The terms of the Renaissance Debenture restrict the ability of the Company and its subsidiaries to incur, assume or guarantee any additional indebtedness, to enter into new lines of business, develop new products or acquire companies other than in compliance with certain acquisition guidelines promulgated by Renaissance, to consolidate or merge with another corporation or to sell any of its properties.

      Additionally, the Company has entered into a Demand Note and Line of Credit dated November 1, 1996 ("Demand Note") among the Company and Comerica Bank-Texas ("Comerica"). The Demand Note is in the principal amount of $12,000,000 ($14,000,000 at February 1997) or the lesser of a borrowing base as defined, bearing interest at the prime rate of Comerica and is payable on demand. This Demand Note allows IMSCO, Landreth, PVS, REX and American to borrow funds based on 80% of eligible accounts receivable and 40% to 50% of eligible inventory with various specified sublimits for each individual subsidiary. At December 31, 1996, the borrowing capacity under the Demand Note was $10,016,464 of which $9,345,917 was outstanding at that date. The Demand Note is secured by all of the assets of the Company, LEC, IMSCO, REX and American and the accounts, chattel paper, general intangibles and contract rights of PVS.

      In connection with its acquisition of CRivet, in December 1995, the Company entered into a 9.85% $2.8 million Term Loan with General Electric Capital Corporation payable in seventy monthly installments of $53,620 through December 1, 2001. The Term Loan is secured by the machinery and equipment of CRivet.

      In March 1996, the Company completed a private placement of 300,000 shares of Common Stock. Of the $1,010,000 in proceeds, the Company used $600,000 to repay a portion of the Renaissance Debenture. The remaining proceeds were used for the relocation of the Landreth plant to the Company's REX facility and the CRivet plant to a new location in Connecticut.

      In December 1996, the Company completed a tender offer to holders of its Class A Redeemable Common Stock Purchase Warrants (Class A Warrants) whereby each Class A Warrantholder received one share of Common Stock, one Class B Redeemable Common Stock Purchase Warrant (Class B Warrant) and one Class C Redeemable Common Stock Purchase Warrant (Class C Warrant) for each Class A Warrant tendered along with the exercise price of $6 per warrant exercised. As a result of the tender offer the Company received net proceeds of approximately $3,556,000 and issued 621,914 shares of Common Stock, 621,914 Class B Warrants and 621,914 Class C Warrants. The net proceeds were used to repay debt incurred in the acquisition of American.

      At December 31, 1996, the Company had working capital of $3,100,756, long-term debt of $7,326,444 and shareholders' equity of $16,554,447. The Company anticipates that its operating cash needs for fiscal 1997 can be met with cash generated from operations, borrowings under its credit facilities with Comerica and private placements of debt securities. Any acquisition of additional companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing.

INFLATION

      Although the Company believes that inflation has not had any material effect on operating results, there can be no assurance that the Company's business will not be affected by inflation in the future.

SEASONALITY

      The Company believes that its business is not subject to any significant seasonal factors, and the Company does not anticipate significant seasonality in the future. However, the business and operating results of the Company are dependent on numerous economic and other factors affecting the industries to which the Company provides products and services. An economic slowdown in these industries could result in decrease in demand for the Company's products and services, which could adversely affect the Company's operating results.

ITEM 8.     FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

            The financial statements required by this item begin at page F-1 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

            None.

                                    PART III

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

            Information required by this item is incorporated by reference to the material appearing under the heading "Election of Directors" in the Proxy Statement for the 1997 Annual Meeting of Stockholders.

ITEM 11.    EXECUTIVE COMPENSATION

            Information required by this item is incorporated by reference to the material appearing under the heading "Executive Compensation" in the Proxy Statement for the 1997 Annual Meeting of Stockholders.

ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

            Information required by this item is incorporated by reference to the material appearing under the heading "Principal Stockholders" and "Certain Transactions" in the Proxy Statement for the 1997 Annual Meeting of Stockholders.

ITEM 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Information required by this item is incorporated by reference to the material appearing under the heading "Certain Transactions" in the Proxy Statement for the 1997 Annual Meeting of Stockholders.

                                     PART IV

ITEM 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

            A.    FINANCIAL STATEMENTS

                  See index to consolidated financial statements on F-1.

            B.    REPORTS ON FORM 8-K

                  The Company filed a Current Report on Form 8-K dated October 3, 1996, disclosing the execution of a stock purchase agreement by among the Company and the shareholders of American.

                  The Company filed a Current Report on Form 8-K dated November 18, 1996 disclosing the acquisition of the capital stock of American and the related financing.

                  The Company filed a Current Report on Form 8-K dated December 13, 1996 disclosing the completion of its offer to its Class A Warrantholders. Proceeds to the Company were $3,556,000. The Company issued 621,914 shares of Common Stock, 621,914 Class B Warrants and 621,914 Class C Warrants.

            C.    EXHIBITS

                  See the Exhibit Index appearing on page EX-1.

                                  SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of March 1997.

                            INDUSTRIAL HOLDINGS, INC.


                            By:/s/ CHRISTINE A. SMITH
                                   Christine A. Smith
                                   (Chief Financial Officer and Vice President)

      Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons and in the capacities indicated on the 27th day of March 1997.

SIGNATURE                           TITLE


By:/s/ ROBERT E. CONE          Chairman of the Board of Directors, President and
       Robert E. Cone          Chief Executive Officer (Principal Executive
                               Officer)

By:/s/ JAMES H. BROCK, JR.     Executive Vice President and Director
       James H. Brock, Jr.


By:/s/ CHRISTINE A. SMITH      Vice President and Chief Financial Officer
       Christine A. Smith      (Principal Financial Officer and Chief Accounting
                               Officer)

By:______________________
      Barbara S. Shuler        Director


By:/s/ JOHN P. MADDEN
       John P. Madden          Director


By:/s/ JAMES W. KENNEY
       James W. Kenney         Director


By:/s/ CHARLES J. ANDERSON
       Charles J. Anderson     Director


By:/s/ JOHN L. THOMPSON
       John L. Thompson        Director

                                INDEX TO EXHIBITS

                                                                    SEQUENTIALLY
 EXHIBIT                                                              NUMBERED
 NUMBER                      IDENTIFICATION OF EXHIBIT                  PAGE
 ------                      -------------------------                  ----
   3.1     --  Amended and Restated Articles of Incorporation of the Company.
               Exhibit 3.1 from Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

   3.2     --  Amended and Restated Bylaws of the Company. Exhibit 3.2 from the
               Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

   4.1     --  Specimen Certificate of Common Stock, $.01 par value, of the
               Company. Exhibit 4.1 to the Company's Registration Statement on Form S-1 (No. 33- 43169) dated October 7, 1991 (the "Registration Statement"), as amended, is incorporated herein by reference.

   4.2     --  Class A Redeemable Warrant Agreement and specimen of Class A
               Redeemable Warrant Certificate. Exhibit 4.2 to the Company's Registration Statement is incorporated herein by this reference.

   4.3     --  Designation of Warrant Agent (Class A Redeemable Warrant), dated as of November 1, 1996. Exhibit 4.3 from Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

   4.4     --  Class B Redeemable Warrant Agreement and specimen of Class B
               Redeemable Warrant Certificate. Exhibit 4.3 to the Company's Registration Statement is incorporated herein by this reference.

   4.5     --  Designation of Warrant Agent (Class B Redeemable Warrant), dated as of November 1, 1996. Exhibit 4.5 from Amendment No. 1 to the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

   4.6     --  Class C Redeemable Warrant Agreement and specimen of Class C
               Redeemable Warrant Certificate. Exhibit 4.6 from the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

  10.1     --  Second Amendment to Employment Agreement of Robert E. Cone.
               Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

  10.2     --  Third Amendment to Employment Agreement of James H. Brock, Jr.
               Exhibit 4.6 from the Company's Registration Statement on Form S-1 (No. 333-13323) is incorporated herein by this reference.

  10.3     --  Employment Agreement of Thomas C. Landreth, dated October 26,
               1992. Exhibit 10.3 to the Company's Registration Statement on Form S-1 (No. 333- 13323) is incorporated herein by this reference.

  10.4     --  1995 Non-Employee Director Stock Option Plan incorporated herein by reference to the Proxy Statement dated May 26, 1995.

  10.5     --  1994 Amended and Restated Incentive Stock Plan. Incorporated
               herein by this reference to the Proxy Statement dated May 25, 1994.

  10.6     --  Stock Purchase Warrant Agreement dated September 27, 1991, from the Company in favor of James H. Brock, Jr. Exhibit 10.6 to the Company's Registration Statement is incorporated herein by this reference.

  10.7     --  Promissory Note dated December 6, 1995, by and among the Company,
               Landreth Engineering Company and General Electric Corporation.
               Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 7, 1995 is incorporated herein by this reference.

                                      EX-1

  10.8     --  12% Convertible Promissory Note dated December 8, 1995, by and among the Company and St. James Capital Partners, L.P. ("St. James"). Exhibit 10.1 to the Company's Amendment A2 to its Current Report on Form 8-K dated December 7, 1995 is incorporated herein by this reference.

  10.9     --  Stock Purchase Warrant Agreement dated December 7, 1995, from the
               Company in favor of St. James. Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 7, 1995 is incorporated herein by this reference.

  10.10    --  Registration Rights Agreement dated December 7, 1995, between the
               Company and St. James. Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 7, 1995 is incorporated herein by reference.

  10.11    --  Purchase Agreement dated December 7, 1995 by and between the
               Company, MRMC, Inc. and David Melina. Exhibit 2.1 to the Company's Current Report on Form 8-K dated December 7, 1995 is incorporated herein by this reference.

  10.12    --  Stock Purchase Agreement dated October 3, 1996, by and among the
               Company, Trust "B" Under the Will of Bernard J. Bauer, Sr. and The Gertrude Bauer Trust dated December 24, 1993. Exhibit 2.1 to the Company's Current Report on Form 8-K dated October 3, 1996 is incorporated herein by this reference.

  10.13    --  Convertible Debenture Loan Agreement date October 8, 1992, by and among the Company, Pipeline Valve Specialty, Inc. ("PVS") and Renaissance Capital Partners II, Ltd. Exhibit 2.2 to the Company's Current Report on Form 8-K dated October 26, 1992 is incorporated herein by this reference.

  10.14    --  Line of Credit Facility and Demand Note dated November 1, 1996, by and among the Company, PVS, Landreth, Imsco, REX, American and Comerica. Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.15    --  Term Loan dated November 1, 1996 by and among the Company, PVS,
               Landreth, Imsco, REX, American and Comerica. Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.16    --  12% Promissory Note dated November 18, 1996 by and among the
               Company and St. James. Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.17    --  12% Promissory Note dated November 18, 1996 by and among the
               Company and St. James. Exhibit 10.4 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.18    --  Stock Purchase Warrant Agreement dated November 18, 1996, from the Company in favor of St. James. Exhibit 10.5 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.19    --  Stock Purchase Warrant Agreement dated November 18, 1996, from the Company in favor of St. James. Exhibit 10.6 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

  10.20    --  Registration Rights Agreement dated November 18, 1996, between the Company and St. James. Exhibit 10.7 to the Company's Current Report on Form 8-K dated November 18, 1996 is incorporated herein by this reference.

   11*     --  Statement regarding computation of per share earnings.      Ex-1

   21*     --  Subsidiaries of the Company.                                Ex-2

  23.1*    --  Consent of Price Waterhouse LLP                             Ex-3

- ------------------------

*     Filed Herewith.
                                      EX-2

                            INDUSTRIAL HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Accountants                                         F-2

Consolidated Balance Sheet at December 31, 1996 and 1995                  F-3

Consolidated Statement of Income For the Years Ended
 December 31, 1996, 1995 and 1994                                         F-4

Consolidated Statement of Cash Flows For the Years Ended
 December 31, 1996, 1995 and 1994                                         F-5

Consolidated Statement of Shareholders' Equity For the
 Years Ended December 31, 1996, 1995 and 1994                             F-7

Notes to Consolidated Financial Statements                                F-8

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Industrial Holdings, Inc.

In our opinion, the consolidated financial statements listed in the Index appearing on page F-1 present fairly, in all material respects, the financial position of Industrial Holdings, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 5, 1997

                            INDUSTRIAL HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEET


                                                             December 31,
                                                       -------------------------
                                                          1996          1995
                                                       -----------   -----------
                    ASSETS
Current assets:
  Cash and equivalents .............................   $ 3,087,925   $   428,430
  Accounts receivable - trade, net .................     6,756,218     5,640,253
  Inventories ......................................     9,970,337     7,945,871
  Equipment held for sale ..........................                     275,000
  Advances to shareholders .........................        77,086        65,210
  Notes receivable, current portion ................       207,549       259,452
  Other current assets .............................       333,839       267,330
                                                       -----------   -----------
      Total current assets .........................    20,432,954    14,881,546
Property and equipment, net ........................    15,579,410     9,125,422
Notes receivable, less current portion .............     1,464,393     1,475,956
Other assets .......................................       714,495       127,658
Goodwill and other, net ............................     5,498,271     1,882,974
                                                       -----------   -----------
    Total assets ...................................   $43,689,523   $27,493,556
                                                       ===========   ===========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable ....................................   $ 9,615,917   $ 6,688,570
  Accounts payable - trade .........................     4,601,082     4,748,339
  Accrued expenses and other .......................     1,721,487     1,213,176
  Current portion of long-term debt ................     1,393,712       772,858
                                                       -----------   -----------
       Total current liabilities ...................    17,332,198    13,422,943
  Long-term debt, less current portion .............     7,326,444     5,890,849
  Deferred compensation payable, less
     current portion ...............................       285,532
  Deferred income taxes payable ....................     2,190,902       576,771
                                                       -----------   -----------
        Total liabilities ..........................    27,135,076    19,890,563
                                                       -----------   -----------
Commitments and contingencies (Notes 3 and 9)
Shareholders' equity:
  Common stock $.01 par value, 20,000,000
     shares authorized, 4,851,494 and 3,091,162
     shares issued and outstanding .................        48,515        30,912
   Additional paid-in capital ......................    15,360,801     7,553,662
   Retained earnings ...............................     1,145,131        18,419
                                                       -----------   -----------
          Total shareholders' equity ...............    16,554,447     7,602,993
                                                       -----------   -----------
          Total liabilities and shareholders'
          equity ...................................   $43,689,523   $27,493,556
                                                       ===========   ===========

         The accompanying notes are an integral part of this statement.

                           INDUSTRIAL HOLDINGS, INC.

                       CONSOLIDATED STATEMENT OF INCOME

                                             Year Ended December 31,
                                   --------------------------------------------
                                       1996            1995            1994
                                   ------------    ------------    ------------

Sales ..........................   $ 51,422,950    $ 38,983,070    $ 34,730,339
Cost of sales ..................     40,849,023      31,111,228      27,485,206
                                   ------------    ------------    ------------

Gross profit ...................     10,573,927       7,871,842       7,245,133

Selling, general and
     administrative ............      8,001,739       6,401,032       6,569,202
                                   ------------    ------------    ------------

Income from operations .........      2,572,188       1,470,810         675,931
                                   ------------    ------------    ------------
Other income (expense):
    Interest expense ...........     (1,335,904)       (982,254)       (888,506)
    Interest income ............        160,078         140,173         130,143
    Other income ...............        138,912          17,882         183,537
                                   ------------    ------------    ------------
          Total other income
            (expense) ..........     (1,036,914)       (824,199)       (574,826)
                                   ------------    ------------    ------------
Income before income taxes .....      1,535,274         646,611         101,105
Income tax expense .............        408,562         101,464          69,403
                                   ------------    ------------    ------------

Net income .....................   $  1,126,712    $    545,147    $     31,702
                                   ============    ============    ============

Earnings per share .............   $        .26    $        .17    $        .01
                                   ============    ============    ============

        The accompanying notes are an integral part of this statement.

                            INDUSTRIAL HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       Year Ended December 31,
                                                              -----------------------------------------
                                                                  1996           1995           1994
                                                              -----------    -----------    -----------
Cash flows from operating activities:
  Net income ..............................................   $ 1,126,712    $   545,147    $    31,702
  Adjustments to reconcile net income to net
    cash provided by operating activities:
     Depreciation and amortization ........................     1,291,451        865,241        840,234
     Deferred income tax provision (benefit) ..............       363,397        (67,422)        20,430
     Deferred compensation paid ...........................      (109,203)
     Other ................................................         7,500        (12,289)        11,072
     Changes in assets and liabilities,
        net of acquisitions:
       Accounts receivable and advances to
          shareholders ....................................       212,814     (1,234,064)       196,698
       Inventories ........................................      (803,949)       178,460       (454,923)
       Notes receivable ...................................        53,466        208,687        (27,600)
       Other assets .......................................      (473,134)        18,148        (61,209)
       Accounts payable ...................................      (342,282)       640,139         96,333
       Accrued expenses ...................................      (354,854)        91,365       (298,823)
                                                              -----------    -----------    -----------
          Net cash provided by operating activities .......       971,918      1,233,412        353,914
                                                              -----------    -----------    -----------
Cash flows from investing activities:
  Purchase of property and equipment ......................    (2,408,476)      (605,878)      (517,896)
  Proceeds from disposals of property and
     equipment, net .......................................        13,923          8,036          7,395
  Purchase of CRivet ......................................                     (826,003)
  Cash obtained  in purchase of American ..................     1,244,666           --             --
  Additional consideration paid to former
     shareholders of Landreth and PVS .....................       (29,491)      (307,900)       (64,859)
                                                              -----------    -----------    -----------
          Net cash used by investing activities ...........    (1,179,378)    (1,731,745)      (575,360)
                                                              -----------    -----------    -----------

         The accompanying notes are an integral part of this statement.

                            INDUSTRIAL HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (CONTINUED)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                         ------------    ------------    ------------
                                                                             1996            1995            1994
                                                                         ------------    ------------    ------------
Cash flows from financing activities:
  Net borrowings under revolving
     line of credit ..................................................   $    112,490    $    442,065    $    176,473
  Proceeds from notes payable and long-term debt .....................        777,408         614,745         909,209
  Principal payments on notes payable and
     long-term debt ..................................................     (4,271,224)       (593,790)     (1,324,346)
  Proceeds from issuance of common stock .............................      6,248,281         275,116         418,278
                                                                         ------------    ------------    ------------
     Net cash provided by financing
       activities ....................................................      2,866,955         738,136         179,614
                                                                         ------------    ------------    ------------
Net increase (decrease) in cash and equivalents ......................      2,659,495         239,803         (41,832)
Cash and equivalents, beginning of year ..............................        428,430         188,627         230,459
                                                                         ------------    ------------    ------------
Cash and equivalents, end of year ....................................   $  3,087,925    $    428,430    $    188,627
                                                                         ============    ============    ============
Supplemental disclosure of noncash investing and financing activities:
  Accounts receivable reclassified to notes receivable ...............                   $    140,614
  Conversion of debt to equity .......................................   $  1,619,100
  Acquisition of businesses:
     Assets acquired .................................................     11,443,214       5,624,319
     Liabilities assumed .............................................     12,687,881       4,798,316

Supplemental disclosures of cash flow information: Cash paid for:
     Interest ........................................................   $  1,269,380    $  1,012,880    $    891,211
     Income taxes ....................................................          5,856             786           2,014

         The accompanying notes are an integral part of this statement.

                            INDUSTRIAL HOLDINGS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                   YEAR ENDED DECEMBER 31, 1996, 1995 AND 1994

                                      Common Stock
                               ---------------------------    Additional       Retained
                                                  Par          paid-in         earnings
                                  Shares         Value         Capital         (Deficit)        Total
                               ------------   ------------   ------------    ------------    ------------
Balance, January 1, 1994 ...      2,735,769   $     27,358   $  6,963,859    $   (558,430)   $  6,432,787
Issuance of common stock ...        261,981          2,620        415,658            --           418,278
Net income .................           --             --             --            31,702          31,702
                               ------------   ------------   ------------    ------------    ------------
Balance, December 31, 1994 .      2,997,750         29,978      7,379,517        (526,728)      6,882,767
Issuance of common stock ...         93,412            934        274,182            --           275,116
Shortfall on sale of stock
by former PVS shareholders-
  Note 9 ...................           --             --         (100,037)           --          (100,037)
Net income .................           --             --             --           545,147         545,147
                               ------------   ------------   ------------    ------------    ------------
Balance, December 31, 1995 .      3,091,162         30,912      7,553,662          18,419       7,602,993
Issuance of common stock:
   Private placement .......        300,000          3,000      1,007,000            --         1,010,000
   Tender offer to Class A
      warrantholders, net ..        621,914          6,219      3,562,681            --         3,555,900
   Exercise of warrants
      and options ..........        373,418          3,734      1,665,647            --         1,682,381
Conversion of debt to equity        465,000          4,650      1,614,450            --         1,619,100
Shortfall on sale of  stock
by former PVS shareholders-
 Note 9 ....................           --             --          (42,639)           --           (42,639)
Net income .................           --             --             --         1,126,712       1,126,712
                               ------------   ------------   ------------    ------------    ------------
Balance, December 31, 1996 .      4,851,494   $     48,515   $ 15,360,801    $  1,145,131    $ 16,554,447
                               ============   ============   ============    ============    ============

         The accompanying notes are an integral part of this statement.

                           INDUSTRIAL HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Industrial Holdings, Inc. (the Company), incorporated in August 1989, operates five primary segments organized into two divisions: the Fastener Manufacturing and Sales Division comprised of Landreth Engineering Company ("Landreth"), American Rivet Company, Inc. ("American") acquired in November 1996, Connecticut Rivet ("CRivet"), acquired in December 1995, which manufacture industrial metal fasteners for sale primarily to manufacturers in the furniture, home appliance and automotive industries and the Energy Products and Services Division comprised of the Valve Supplies and Sales Group which includes Industrial Municipal Supply ("IMSCO") and Pipeline Valve Specialty, Inc. ("PVS") which remanufacture pipeline valves and distribute pipe, valves, fittings and other products primarily to the petrochemical, chemical and petroleum refining industries and to pipeline transportation and storage industries; the New Machine Sales and Service Group which sells new machine tools and provides machine moving services; the Export Crating Group which provides international export crating services; and the Used Machine Sales Group which sells used machine tools. The New Machine Sales and Service, Export Crating and Used Machine Sales Groups comprise The Rex Group ("REX").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Industrial Holdings, Inc. and its wholly-owned subsidiaries (the Companies). Significant intercompany balances and transactions have been eliminated upon consolidation. The financial statements include the results of operations of CRivet and American as of December 7, 1995 and November 1, 1996, respectively (see Note 3).

REVENUE RECOGNITION

Revenues are recognized upon shipment of the product or as the services are performed.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Earnings are charged with a provision for doubtful accounts based on a current review of the collectibility of the accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. The allowance for doubtful accounts was $179,965 and $80,072 at December 31, 1996 and 1995, respectively.

CREDIT RISK

The Company extends credit to its customers in the normal course of business and generally does not require collateral or other security. The Company performs ongoing credit evaluations of its customers' financial condition and historically has not incurred significant credit losses. Notes receivable are collateralized by land, buildings and equipment.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Management has determined that the fair value of the Company's financial instruments approximates the carrying amount of such instruments as presented or disclosed in the financial statements.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost includes, where applicable, manufacturing labor and overhead. At December 31, 1996, the last-in, first-out (LIFO) method was used to determine the cost of American's raw material and rivet inventories totaling $1,225,257. At that date, there was no LIFO reserve. The first-in, first-out method ("FIFO") was used to determine the cost of the remaining inventories at December 31, 1996 and all inventories at December 31, 1995.

PROPERTY AND EQUIPMENT

Property and equipment are stated on the basis of cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (3 to 15 years for automobiles, furniture and equipment and 31 years for buildings). Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under FAS 121, an impairment loss will be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. No such impairment losses have been identified by the Company.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair market value of net tangible assets acquired. Goodwill is amortized over 20 years. At December 31, 1996, goodwill was $5,973,963, net of amortization of $590,550. Other intangible assets consist primarily of loan origination fees and are amortized over periods not exceeding seven years.

STOCK-BASED COMPENSATION.

The Company adopted Statement of Financial Accounting Standard No. 123 ("FAS 123"), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock- based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees, and has provided in Note 11 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

INCOME TAXES

The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. At December 31, 1995, a valuation allowance was provided for deferred tax assets which the Company had determined may not be fully realizable.

EARNINGS PER SHARE

Earnings per share have been computed based on the weighted average number of common and common equivalent shares outstanding. For 1996, 1995 and 1994, the weighted average common and common equivalent shares were 4,378,684, 3,149,579 and 3,029,574 for the purpose of computing primary earnings per share. Fully diluted earnings per share for 1996, 1995 and 1994 were the same as primary earnings per share, since the effects of the conversion of the debentures was anti-dilutive.

STATEMENT OF CASH FLOWS

For purposes of the consolidated statement of cash flows, cash equivalents include all highly liquid investments with original maturities of three months or less. Changes in assets and liabilities are presented net of the effect of the purchase of American in 1996 and CRivet in 1995.

ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that the estimates made in connection with these financial statements are reasonable.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior-year amounts to conform to the current-year classification.

NOTE 3 - BUSINESS ACQUISITIONS:

Effective November 1, 1996, the Company acquired all the capital stock of American for a purchase price of $11,758,737 including transaction costs. Effective December 7, 1995, the Company acquired substantially all of the assets for a purchase price of $3,744,229 and assumed certain liabilities of CRivet from MRMC, Inc. The following is a pro forma summary (unaudited) of the combined results of operations for the years ended December 31, 1996 and 1995, assuming the American and CRivet acquisitions had occurred on January 1, 1995 (in 000's):

                                              1996       1995
                                            ---------   -------
                Sales ...................   $  59,122   $56,565
                                            =========   =======
                Net income ..............   $   1,396   $ 1,312
                                            =========   =======
                Earnings per share ......   $     .28   $   .34
                                            =========   =======

The pro forma financial information combines the historical operating results of IHI for 1996 and 1995 with the results of operations for American for the ten months ended October 31, 1996 and the twelve months ended December 31, 1995 and CRivet for the period from January 1, 1995 through December 6, 1995. The pro forma financial information does not purport to be indicative either of results of operations that would have occurred had the purchases been made at January 1, 1995 or future results of operations of the combined companies.

These acquisitions have been accounted for by the purchase method of accounting (determined on a preliminary basis for American) and, accordingly, the acquired assets and liabilities have been recorded at their estimated fair values at the date of acquisition as follows:

                                                  American      CRivet
                                                 November 1,  December 7,
                                                    1996         1995
                                                 ----------   ----------
        Fair value of assets acquired:
           Net cash acquired .................   $1,244,667
           Accounts  receivable ..............    1,383,294
           Inventory .........................    1,220,517   $1,465,436
           Property and equipment ............    4,861,935    4,101,329
           Other assets ......................      234,912       57,554
           Goodwill ..........................    3,742,556

        Liabilities assumed or incurred:
           Accounts payable ..................      195,025      500,000
           Accrued expenses ..................    1,257,900      646,675
           Notes payable and long-term debt ..    9,984,222    3,891,641
           CRivet accounts payable to Landreth                   586,003
           Deferred income tax liability .....    1,250,734

Effective February 1, 1997, the Company acquired all the capital stock of Lone Star for $6 million. The purchase was financed through an $800,000 Term Loan secured by the machinery and equipment of Lone Star, a $900,000 Mortgage Note secured by the real estate of Lone Star, a $500,000 Term Note payable to the former shareholder of Lone Star, 84,211 shares of the Company's Common Stock, a $1.4 million increase in the Company's line of credit facility with Comerica Bank and $1.8 million cash.

      Lone Star, with revenues of $15.5 million in 1996, is a leading manufacturer and distributor of fasteners to the petrochemical and energy industries and a speciality provider of custom-in-house coating services.

NOTE 4 - INVENTORIES:

Inventories at December 31 consist of:

                                                  1996         1995
                                            ----------   ----------
             Raw materials ..............   $1,477,051   $  593,396
             Finished goods .............    7,130,702    6,246,340
             Other ......................    1,362,584    1,106,135
                                            ----------   ----------

                                            $9,970,337   $7,945,871
                                            ==========   ==========

NOTE 5 - NOTES RECEIVABLE:

Notes receivable at December 31 consist of the following:

                                                        1996         1995
                                                     ----------   ----------
   Mortgage note receivable with interest at 9.53%
      due in monthly installments of $15,166
      through February 2007 secured by land and
      building ...................................   $1,182,244   $1,248,138
   Note receivable from asset sale due in monthly
      installments of $3,790 through July 1999,
      unsecured ..................................      105,786      139,624
   Various installment notes and leases receivable
      from equipment inventory sales due through
      2000, secured by equipment .................      334,624      239,565
   Other notes receivable ........................       49,288      108,081
                                                     ----------   ----------
                                                      1,671,942    1,735,408
   Less current portion ..........................      207,549      259,452
                                                     ----------   ----------
                                                     $1,464,393   $1,475,956
                                                     ==========   ==========

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment at December 31 consist of:

                                                     1996            1995
                                                 ------------    ------------

 Land ........................................   $  1,193,892    $    243,892
 Leasehold improvements ......................        973,054         451,869
 Buildings ...................................      2,032,126         882,127
 Machinery and equipment .....................     12,142,238       8,309,897
 Office equipment, furniture and fixtures ....      1,133,483         579,726
 Transportation equipment ....................        614,368         545,633
 Construction in progress ....................        592,622         158,091
 Property under capital leases ...............         46,732         121,068
                                                 ------------    ------------
                                                   18,728,515      11,292,303
 Less - accumulated depreciation
    and amortization .........................     (3,149,105)     (2,166,881)
                                                 ------------    ------------
                                                 $ 15,579,410    $  9,125,422
                                                 ============    ============

NOTE 7 - NOTES PAYABLE:

Notes payable at December 31 consists of the following:

                                                            1996         1995
                                                         ----------   ----------
Revolving line of credit with a bank which provides
for borrowings up to the lesser of a defined
borrowing base or $12,000,000 at December 31, 1996,
$670,547 available at December 31, 1996, principal
due on demand, interest payable monthly at prime
(8.25% at December 31, 1996), secured by substantially
all assets of the Companies ..........................   $7,665,917   $5,520,999

12% promissory notes with principal and interest
due October 31, 1997, secured by substantially all
the assets of the Companies ..........................    1,900,000         --

12% convertible promissory note with principal and
interest due December 1, 1996, secured by
substantially all assets of the Companies.  Principal
of $804,100 was converted into common stock at $3.74
per share in 1996 ....................................         --      1,000,000

Non-interest bearing note payable to MRMC, Inc.,
principal due in weekly installments of $5,143
through May 1996 .....................................         --         92,571

Notes payable to individuals, principal due on
demand, interest payable monthly at 12%, secured
by certain notes receivable ..........................       50,000       75,000
                                                         ----------   ----------
                                                         $9,615,917   $6,688,570
                                                         ==========   ==========

NOTE 8 - LONG-TERM DEBT:

Long-term debt at December 31, consists of the following:

                                                            1996         1995
                                                         ----------   ----------
9.85% term loan payable in monthly installments
of $53,620 including interest, maturing December 1,
2001 and secured by the machinery and equipment
acquired from MRMC, Inc. .............................   $2,523,218   $2,800,000

12% convertible debentures due October 1, 1999,
with principal of $25,000 and interest payable
monthly.  Guaranteed by PVS and secured by the common
stock of IMSCO and LEC. Debentures are convertible
into common stock at $3.26 per share.  Principal of
$815,00 was converted into 250,000 shares of common
stock in 1996 ........................................    1,060,000    2,475,000

Note payable to bank with monthly principal payments
of $6,240 plus interest at prime, maturing on
December 1, 2004, secured by real estate property ....      814,306      653,548

Revolving line of credit with a bank expected to be
refinanced with 180 monthly principal payments of
$9,333 plus interest at prime, secured by the real
estate of American ...................................    1,680,000         --

Notes payable to a bank with monthly principal
payments of $56,243 plus interest at prime to 10.5%,
maturing on November 1, 1997 through 2002, secured by
substantially all assets of the Companies ............    2,538,799      454,020

Non-interest bearing notes payable to certain former
vendors of MRMC, Inc., principal due in monthly
installments of $5,475 through December 1997 .........       76,230      141,936

Various installment notes, payable in monthly
installments through 1999, including interest
ranging from 9% to 11.7%, secured by
transportation and other equipment ...................       27,603      139,203
                                                         ----------   ----------
                                                          8,720,156    6,663,707
Less - current portion ...............................    1,393,712      772,858
                                                         ----------   ----------
                                                         $7,326,444   $5,890,849
                                                         ==========   ==========

The aggregate maturities of long-term debt at December 31, 1996 (excluding $360,000 of convertible debenture converted to common stock subsequent to year end) are as follows:

                  Year ended December 31:
                    1997 .......................   $1,393,712
                    1998 .......................    1,358,021
                    1999 .......................    1,888,049
                    2000 .......................    1,142,824
                    2001 .......................    1,157,544
                  Thereafter ...................    1,420,006
                                                   ----------
                                                   $8,360,156
                                                   ==========

The convertible debenture agreement contains restrictive covenants which, among other things, requires the Company and its subsidiaries to maintain minimum amounts of net worth, debt-to-equity ratios, working capital, interest coverage and fixed charge coverage. The Company is also required to notify the holder if a material adverse change occurs, and the ability of subsidiaries to declare dividends to the Company is restricted. At December 31, 1996, due to significant capital expenditures, the Company was not in compliance with certain restrictive covenants. The Company has obtained waivers for such non-compliance.

The 12% convertible debentures are subject to redemption at the Company's option at a rate of 110 percent and 105 percent of the notes in the 12 months ending October 1, 1997 and 1998. If common stock is issued for consideration per share less than the $3.26 conversion price of the debentures, then the conversion price of the debentures is reduced to the consideration per share received by the Company. In March 1996, the Company paid $600,000 to the holder of the 12% convertible debentures in payment of current and future principal payments totaling that amount. The holder waived any prepayment penalty associated with this prepayment. The Company issued to the holder, warrants to purchase 50,000 shares of common stock at $4.00 per share. Additionally, at December 31, 1996, the Company has classified $360,000 of the convertible debenture due within one year as long-term debt since subsequent to year end, the holder converted this amount to common stock (See Note 11).

NOTE 9 - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS:

The Companies have entered into noncancellable operating leases with related parties (former shareholders of Landreth) and other third parties expiring in various years through 2002. Rent payments to the former shareholders of Landreth were $106,800 annually for the years 1996, 1995 and 1994. Operating leases relate to offices, buildings and certain equipment. Aggregate rent expense on such leases amounted to $935,845, $657,328 and $592,589 for the years 1996, 1995 and 1994. Future minimum lease payments are as follows:

                     Year ended December 31:
                       1997 ..................   $  815,089
                       1998 ..................      773,789
                       1999 ..................      712,180
                       2000 ..................      310,646
                       2001 ..................      197,706
                     Thereafter ..............       70,000
                                                 ----------
                                                 $2,879,410
                                                 ==========

The lease with the former shareholders of Landreth is for a period of ten years through 2002 with an option to renew for an additional five years. The Company has an option to purchase the leased premises at a price equal to the outstanding indebtedness at the time the option is exercised.

In connection with the purchase of PVS, the former PVS shareholders agreed not to sell their shares except in accordance with an agreement with the Company. The Company was obligated to pay two of the former PVS shareholders the difference between $5 and the proceeds they received upon sale of their common stock. At December 31, 1995 and 1994, the Company had advances to these shareholders of $48,750 and $192,750, which were secured by 9,750 and 38,550 shares, respectively. At December 31, 1996, the Company had no advances to these shareholders and there was no further obligation under this agreement.

During 1996, the Company and a partnership providing a portion of the financing for the American acquisition, entered into a consulting agreement whereby the Company provided consulting services to the partnership relating to the acquisition and operation of one of the partnership's investee companies. Fees for these consulting services were $100,000 and are included in other income in 1996.

In connection with the purchase of Landreth, the former Landreth shareholders are entitled to additional consideration based upon the level of Landreth's pretax profits through 1997, not to exceed $500,000 in the aggregate. For fiscal 1996, 1995 and 1994, the Company paid these shareholders $29,491, $207,863 and $64,859 as additional consideration. As of December 31, 1996, the maximum remaining commitment is $112,934.

The Company had an employment agreement with a former REX shareholder that expired in 1995. Under the agreement, the former shareholder earned 11,667 shares of common stock in 1994 and 2,333 shares of common stock in 1995.

The Company is involved in litigation arising in the ordinary course of its business. In the opinion of management, the ultimate liability, if any, as a result of these matters will not have a material adverse effect on the Companies' consolidated financial position or results of operations.

NOTE 10 - INCOME TAXES:

The provision for income taxes for the years ended December 31 is as follows:

                                          1996           1995           1994
                                        ---------      ---------      ---------

Current:
    Federal .......................     $ (31,635)     $ 142,886      $  (3,986)
    State .........................        76,800         26,000         52,959
                                        ---------      ---------      ---------
                                           45,165        168,886         48,973
Deferred , primarily federal ......       363,397        (67,422)        20,430
                                        ---------      ---------      ---------
Income tax expense ................     $ 408,562      $ 101,464      $  69,403
                                        =========      =========      =========

The Company and its subsidiaries file a consolidated federal income tax return. At December 31, 1996, the Company has net operating loss (NOL) carryforwards of approximately $936,000 for income tax purposes which expire in 2005 through 2007. These losses may presently be offset against the future income of the applicable subsidiary only. Of the carryforward amount, $134,000 may be used at any time prior to its expiration. The remaining net operating loss carryforwards are subject to annual limitations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the carrying amounts for income tax purposes, primarily resulting from the acquisitions of the Company's subsidiaries. During 1996, 1995 and 1994, the Company reduced the deferred tax asset valuation allowance by $238,873, $223,110 and $2,500, respectively, to reflect $101,000, $26,000 and $2,500, respectively in deferred tax assets used and to recognize deferred tax assets of $138,873 in 1996 and $197,110 in 1995. The recognized deferred tax assets are based upon expected utilization of net operating loss carryforwards and reversal of certain temporary differences. The Company has assessed its past earnings history and trends and that of its subsidiary, REX, as well as expected revenues, cost reductions and expiration dates of carryforwards and has determined that it is more likely than not these deferred tax assets will be realized.

The major components of deferred income tax assets and liabilities at December 31 are as follows:

                                                         1996           1995
                                                     -----------    -----------
Deferred income tax liabilities:
  Depreciation ...................................   $(2,747,473)   $(1,125,378)
  Other ..........................................      (443,590)      (194,789)
                                                     -----------    -----------
          Total deferred income tax liabilities ..    (3,191,063)    (1,320,167)
Deferred income tax assets:
  Net operating loss carryforwards ...............       318,216        582,613
  Inventory ......................................       356,258        323,866
  Other ..........................................       325,687         75,790
                                                     -----------    -----------
          Total deferred income tax assets .......     1,000,161        982,269
Deferred income tax assets valuation allowance ...          --         (238,873)
                                                     -----------    -----------
Deferred income taxes ............................   $(2,190,902)   $  (576,771)
                                                     ===========    ===========

A reconciliation of income tax expense computed at statutory rates to income tax expense for the years ended December 31 is as follows:

                                            1996          1995          1994
                                          ---------     ---------     ---------
Tax at statutory rate ................    $ 521,993     $ 219,848     $  34,376
Effect of permanent differences ......       68,897        58,249        47,587
Reduction in deferred tax asset
     valuation allowance .............     (238,873)     (223,110)       (2,500)
Other ................................        5,857        29,317       (45,013)
State income taxes, net of
     federal benefit .................       50,688        17,160        34,954
                                          $ 408,562     $ 101,464     $  69,403
                                          =========     =========     =========

NOTE 11 - SHAREHOLDERS' EQUITY:

The Company has authorized 20,000,000 shares of $.01 par value preferred stock. No shares are issued or outstanding.

WARRANTS TO ACQUIRE COMMON STOCK

The following table sets forth the outstanding warrants to acquire 2,844,296 shares of common stock as of December 31, 1996:
                                                                     Number of
                          Security                                 Common Shares
                          --------                                 -------------
Class A redeemable warrants to acquire common stock at $6.00 per share issued in connection with initial public offering, currently exercisable, expiring on January 14, 1997,
redeemable upon 30 days notice ....................................        8,786

Class B redeemable warrants to acquire common stock at $10.00 per share issued in connection with initial public offering
and with tender offer to Class A warrantholders, currently
exercisable, expiring on January 14, 1999, redeemable upon 30
days notice .......................................................    1,256,214

Class C redeemable warrants to acquire common stock at $15.00 per share issued in connection with tender offer to Class A
warrantholders, currently exercisable, expiring on January 14,
1999, redeemable if closing bid price of common stock equals
or exceeds $20.00 for 20 consecutive days .........................      623,714

Warrant to acquire common stock at $4.00 per share, currently
exercisable, expiring on March 31, 1998 ...........................       50,000

Warrant to acquire common stock at $3.27 per share issued in connection with private financing, currently exercisable,
expiring on December 8, 2000 ......................................      325,582

Warrant to acquire common stock at $3.80 per share, currently
exercisable, expiring on December 20, 1998 ........................       25,000

Warrant to acquire common stock at $5.00 per share, currently
exercisable, expiring on January 10, 1999  ........................       15,000

Warrant to acquire common stock at $7.00 per share issued in connection with acquisition financing, currently exercisable,
expiring on November 18, 2001  ....................................      540,000

EQUITY INCENTIVE PLANS.

At December 31, 1996, there were 186,080 shares of common stock reserved by the Board of Directors for issuance under the Company's employee stock option plans. Options are generally granted at the fair market value of the common stock at the date of grant and generally immediately or up to seven years after date of grant. Options granted under the plans must be exercised not later than ten years from the date of grant.

The following table summarizes activity under the employee stock option plans for each of the three years in the period ended December 31, 1996:

                                                                Weighted average
                                       Shares   Price per share  price per share
-------------------------------------- -------  ---------------  ---------------
Options outstanding, January 1, 1994   175,500                        $3.08
     Options granted                    75,000     $2.38               2.38
     Options canceled                   (5,000)     3.13               3.13
     Options  exercised                 (7,500)     1.00               1.00
                                       -------
Options outstanding, December 31, 1994 238,000                         2.93
     Options granted                    25,000      3.31               3.31
     Options  exercised                (10,000)     3.13               3.13
                                       -------
Options outstanding, December 31, 1995 253,000                         2.97
     Options granted                   233,000  4.06 - 9.25            5.09
     Options canceled                   (3,000)     3.13               3.13
     Options  exercised                (45,000) 2.38 - 4.06            3.00
                                       -------
Options outstanding, December 31, 1996 438,000                         4.09
                                       =======

The Company has a stock option plan for Non-Employee Directors (the Director
Plan). At December 31, 1996, there were 125,000 shares of common stock reserved for issuance under the Director Plan. Pursuant to the terms of the plan, each non-employee director is entitled to receive options to purchase common stock of the Company upon initial appointment to the Board (initial grants) and annually thereafter. Grants vest over nine months and are exercisable until the tenth anniversary of the date of grant. Grants have an exercise price equal to the fair market value of the Company's stock on the date of grant.

Activity under the plan for each of the three years in the period ended December 31, 1996 was as follows:


                                                                Weighted average
                                         Shares Price per share price per share
--------------------------------------  ------- --------------- ---------------
Options outstanding, January 1, 1994          0
     Options granted                     60,000     $2.38            $2.38
                                        -------
Options outstanding, December 31, 1994   60,000                       2.38
     Options granted                          0
                                        -------
Options outstanding, December 31, 1995   60,000                       2.38
     Options granted                     25,000      4.06             4.06
     Options exercised                   (5,000)     2.38             2.38
                                        --------
Options outstanding, December 31, 1996   80,000                       2.90
                                        =======

The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1996.


                       Options Outstanding             Options Exercisable
                ----------------------------------  -------------------------
                             Weighted     Weighted                   Weighted
                              Average      Average                    Average
   Ranges of                 Remaining    Exercise        Shares     Exercise
Exercise Prices  Shares    Life in Years     Price  In Thousands        Price
- --------------- ---------- ------------- ---------  ------------ ------------
     $2.38         105,000      8.8          $2.38       105,000        $2.38
      3.13         130,000      7.8           3.13       130,000         3.13
      3.31          25,000      8.0           3.31        25,000         3.31
      4.00          10,000      5.8           4.00        10,000         4.00
      4.06          76,000      9.1           4.06        56,000         4.06
      4.25          50,000      9.1           4.25        50,000         4.25
  5.00 - 5.50      100,000      9.1           5.25
      8.13           2,500      9.7           8.13
      9.25          19,500      9.9           9.25

The weighted average fair value at date of grant for options granted during 1996 and 1995 was $4.04 and $2.94 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                 1996          1995
- --------------------------- ------------- -------------
Expected life                       3-7             3
Interest rate                 5.14-6.41%         7.66%
Volatility                  142.9-153.2%        176.3%
Dividend yield                        0%            0%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                     1996          1995
        -----------------------------------   -----------   -----------
        Pro forma net income ..............   $   900,160   $   496,637
        Pro forma earnings per share ......   $       .21   $       .16

NOTE 12 - SAVINGS PLAN:

The Company has a 401(k) savings plan which permits participants to contribute up to 18 percent of their compensation each year. The Company will match at least 50 percent of a participant's contributions, up to a maximum of 3 percent of gross pay. The Company's results of operations reflect expenses associated with the plan of approximately $70,300, $31,500 and $30,500 for 1996, 1995 and 1994.

NOTE 13 - SEGMENT INFORMATION:

The Company has five operating business groups: manufacture and sale of fasteners; valve and industrial supplies sales; new machine sales and related services; export crating; and used machine sales. Summarized financial information by business segment for 1996, 1995 and 1994 is presented below.

                                                                 Energy Products And Services Division
                                                      ------------------------------------------------------
                                                                        New
                                                       Valve and   machine sales    Export          Used
                                         Fasteners     Supplies     And Services    Crating     Machine Sales
                                        -----------   -----------   -----------   -----------    -----------
1996
Operating revenues ..................   $22,523,401   $12,472,456   $13,163,876   $ 2,798,272    $   464,942
Operating profit (loss) .............     2,064,996       773,204       425,828       335,640       (228,833)
Identifiable assets .................    17,886,711     6,071,785     2,879,621       915,869      2,074,886
Depreciation and amortization .......       829,408       227,996        73,611       116,101          5,617
Capital expenditures ................     2,147,064        24,143       153,204        73,631            741
1995
Operating revenues ..................   $13,204,532   $13,449,344   $ 9,868,209   $ 1,817,877    $   643,108
Operating profit (loss) .............     1,246,595       702,147       280,274       (31,467)       (88,958)
Identifiable assets .................    14,700,531     6,856,931     2,336,904       841,555      2,273,781
Depreciation and amortization .......       330,462       189,462        59,997       106,318          6,071
Capital expenditures ................       478,908        35,891        34,966        42,604          1,549
1994
Operating revenues ..................   $12,261,602   $13,672,512   $ 5,918,642   $ 2,530,879    $   346,704
Operating profit (loss) .............     1,111,089       503,339        20,364      (107,957)      (299,357)
Identifiable assets .................     8,199,794     7,066,646     2,274,256       722,887      2,265,664
Depreciation and amortization .......       328,120       318,535        49,747        69,206          5,620
Capital expenditures ................       248,102        66,968        22,279       157,395          1,194

Operating profit (loss) is operating revenues less cost of sales and operating expenses. Corporate expenses and income taxes have not been included in the computation of operating profit (loss ) of individual segments.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for 1996, 1995 and 1994 are as follows (in thousands, except per share data):

                                             MARCH 31   JUNE 30   SEPTEMBER 30 DECEMBER 31
                                              -------   --------    --------    -------
1996
Sales .....................................   $12,015   $ 13,612    $ 12,870    $12,925
Gross profit ..............................     2,559      2,811       2,693      2,511
Net income ................................       237        319         206        365
Earnings per share ........................      0.07       0.07         .05        .07
1995
Sales .....................................   $10,406   $  9,317    $  9,072    $10,188
Gross profit ..............................     1,919      2,014       1,978      1,960
Net income ................................       202        152         130         61
Earnings per share ........................      0.07       0.05        0.04       0.01
1994
Sales .....................................   $ 9,148   $  9,066    $  7,575    $ 8,941
Gross profit ..............................     2,099      1,978       1,663      1,505
Net income (loss) .........................       167       (142)       (163)       170
Earnings (loss) per share .................      0.06      (0.05)      (0.05)      0.05

NOTE 15 - SUBSEQUENT EVENT (UNAUDITED):

     In March 1997, the Company acquired all the outstanding capital stock of Manifold Valve Services, Inc. ("MVS") for 600,000 shares of the Company's Common Stock and a Term Note in the amount of $442,500, payable to the selling shareholder in six monthly installments. MVS, operating from a 25,000 square foot leased manufacturing facility in Jennings, Louisiana, sells and repairs high pressure valves that are used primarily in oil and gas drilling applications. MVS' revenues in 1996 were $6.4 million with one customer comprising 18% of its total 1996 revenues.

                          ITEM 9(A)(4) AND ITEM 9(A)(5)

                            INDUSTRIAL HOLDINGS, INC.

                                      INDEX

Annual Report on Form 10-K/A1 for the fiscal year ended December 31, 1996

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-K/A

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         COMMISSION FILE NUMBER: 0-19580

                            INDUSTRIAL HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        Texas                         76-0289495
            (State or other jurisdiction             (IRS Employer
          of incorporation or organization)       Identification No.)

                       7135 Ardmore, Houston, Texas 77054
          (Address of principal executive offices, including zip code)

                                 (713) 747-1025
              (Registrant's telephone number, including area code)

        Securities registered pursuant to Section 12(b) of the Act: None.

           Securities registered pursuant to Section 12(g) of the Act:

                               TITLE OF EACH CLASS
                               -------------------

                          Common Stock, $.01 par value
                           Class A Redeemable Warrant
                           Class B Redeemable Warrant
                           Class C Redeemable Warrant

         Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

         Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

         The aggregate market value of Common Stock held by non-affiliates of the registrant was $47,640,528 at March 27, 1997. At that date, there were 5,248,689 shares of Common Stock outstanding.

         THE REGISTRANT'S PROXY STATEMENT, TO BE FILED PURSUANT TO REGULATION 14A OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO THE 1997 ANNUAL MEETING OF STOCKHOLDERS, IS INCORPORATED BY REFERENCE INTO PART III OF THIS REPORT.

ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         Certain information concerning the directors and executive officers of the Company is set forth below:

                                  PRINCIPAL POSITION                   DIRECTOR
           NAME                    WITH THE COMPANY           AGE       SINCE
           ----                    ----------------           ---       -----
                CLASS I DIRECTORS WHOSE TERM WILL EXPIRE IN 1998

Charles J. Anderson     Director                              74         1991
James W. Kenney         Director                              55         1992

               CLASS II DIRECTORS WHOSE TERM WILL EXPIRE IN 1999

John P. Madden          Director                              55         1992
John L. Thompson        Director                              37         1997

       CLASS III DIRECTORS WHOSE TERM (IF RE-ELECTED) WILL EXPIRE IN 2000

Robert E. Cone          Chairman of the Board;                45         1989
                        President and Chief Executive
                        Officer; Director
James H. Brock, Jr.     Executive Vice President;             58         1991
                        Director
Barbara S. Shuler       Secretary; Director                   51         1991

         ROBERT E. CONE has served as President, Chief Executive Officer and Director of the Company since August 1989. From August 1987 to August 1989, Mr. Cone served as Vice President of Broadcast Ventures, Inc ("BVI"), a partnership formed to acquire radio stations through syndication. Mr. Cone's responsibilities at BVI included the formation of business plans, corporate development, financing and analysis of acquisition candidates.

         JAMES H. BROCK, JR. has served as Executive Vice President and Director of the Company since September 1991. Mr Brock previously served as Chief Operating Officer and Chief Financial Officer. From 1988 to 1990, Mr. Brock served as Executive Vice President and Chief Financial Officer of DRCA Medical Corporation, a health care company specializing in the rehabilitation of injured workers. Prior to 1988, Mr. Brock served as Vice President-Finance of National Healthcare Alliance, a full-service managed health care service company and Chairman of the Board of Directors of Quality Fasteners, Inc., a distributor of construction supplies, and of Olde Time Ice, Inc., a manufacturer and distributor of packaged ice. Mr. Brock is a Certified Public Accountant.

         BARBARA S. SHULER has served as Secretary of the Company since February 1992 and as a Director of the Company since September 1991. Since 1974, Ms. Shuler has been self-employed in auction management, marketing, advertising and promotional aspects of the equine industry, serving as President of Shuler, Inc.

         CHARLES J. ANDERSON has served as a Director of the Company since September 1991. For the last seven years, Mr. Anderson has been engaged in private business investments. Prior to 1985, Mr. Anderson served as Senior Sales Vice President and Director of Sales and was a partner of the Delaware Management Company, the manager of the Delaware Group of Mutual Funds and certain other private pension funds.

         JAMES W. KENNEY has served as a Director of the Company since October 1992. Since October 1993, Mr. Kenney has served as Executive Vice President of San Jacinto Securities, Inc. From February 1992 to September 1993, he served as the Vice President of Renaissance Capital Group, Inc. Prior to that time, Mr. Kenney served as Senior Vice President for Capital Institutional Services, Inc. and in various executive positions with major southwest regional brokerage firms, including Rauscher Pierce Refsnes Inc. and Weber, Hall, Sale and Associates, Inc. Mr. Kenney is a director of AmeriShop Corporation, a company that provides services to the retail industry; Consolidated Health Care Associates, Inc., a company that operates physical rehabilitation centers; Scientific Measurement Systems, Inc., a developer of industrial digital radiography and computerized tomography; Technol Medical Products, Inc., which designs, manufactures and markets more than 300 disposable medical products; and Tricom Corporation, a company that develops products and services for the telecommunication industry.

         JOHN P. MADDEN has served as a Director of the Company since October 1992. From January 1992 to April 1993, Mr. Madden served as Chairman of the Board of The Rex Group, Inc. ("REX") and as its President and Chief Executive Officer from June 1963 to January 1992 and from December 1992 to April 1993. REX, a private company based in Houston, Texas, which was acquired by the Company in March 1993, is a distributor of new and used machine tool equipment, conducts a machine moving operation and is engaged in the international export crating business.

         JOHN L. THOMPSON has served as a Director of the Company since February 1997 when he was appointed to fill the unexpired term of a retiring director. Mr. Thompson is a director and President of St. James Capital Corp., a Houston-based merchant banking firm. St. James Capital Corp. also serves as the General Partner of St. James Capital Partners L.P., an investment limited partnership specializing in merchant banking related investments. Additionally, he is Chairman of the Board of Herlin Industries, Inc., a publicly- held holding company engaged in energy services. Prior to co-founding St. James, Mr. Thompson served as a Managing Director of Corporate Finance at Harris Webb & Garrison, a regional investment banking firm with a focus on mergers and acquisitions, financial restructuring and private placements of debt and equity issues.

OTHER EXECUTIVE OFFICERS

         THOMAS C. LANDRETH has served as Executive Vice President since September 1996. Mr. Landreth has served as President of Landreth Engineering Company ("LEC") since 1977 and as President of the Fastener Manufacturing and Sales Division since the Company's divisional reorganization in June 1996. Mr. Landreth has worked in all technical areas of LEC since 1967 and is responsible for numerous cold heading machine designs and improvements as well as numerous innovative tool and die designs.

         CHRISTINE A. SMITH has served as Chief Financial Officer of the Company since January 1995. From April 1989 through December 1994, Ms. Smith was a Principal at The Spinnaker Group, an investment banking firm providing services primarily to manufacturing and distribution companies. Prior to joining The Spinnaker Group, Ms. Smith, a Certified Public Accountant, was a Senior Manager with Ernst & Young.

BOARD AND COMMITTEE ACTIVITY: STRUCTURE AND COMPENSATION

         The Company's operations are managed under the broad supervision of the Board of Directors, which has ultimate responsibility for the establishment and implementation of the Company's general operating philosophy, objectives, goals and policies. During 1996, the Board of Directors convened on two regular occasions. Each director attended all of the meetings held by the Board or meetings of Board committees of which he was a member during his tenure in 1996, except for Charles J. Anderson who attended no Board of Directors meetings and all Committee meetings of which he was a member. During 1996, directors received no cash compensation for attendance at Board or Committee meetings. Directors are, however, entitled to reimbursement for reasonable travel expenses incurred in attending such meetings. In 1996, each non-employee director (Messrs. Anderson, Kenney and Madden and Ms. Shuler) was awarded under the Company's 1995 Non-Employee Director Stock Option Plan (the "Director Plan") options to purchase 5,000 shares of the Company's Common Stock at $4.06 per share. Employee directors are eligible to participate in the Company's 1994 Amended and Restated Incentive Stock Plan (the "Employee Plan"). Non-employee directors are entitled to participate in the Director Plan.

         Pursuant to delegated authority, various Board functions are discharged by the standing committees of the Board. The Audit Committee of the Board of Directors, currently composed of Messrs. Brock and Anderson and Ms. Shuler, makes recommendations to the Board of Directors concerning the selection and engagement of the Company's independent public accountants and reviews the scope of the annual audit, audit fees and results of the audit. The Audit Committee also reviews and discusses with management and the Board of Directors such matters as accounting policies, internal accounting controls and procedures for preparation of financial statements. The Audit Committee convened on one occasion in 1996. The Compensation Committee sets the compensation for executive, managerial and technical personnel of the Company and administers the Company's stock option and other compensation plans. The Compensation Committee was composed of Mr. Madden, Ms. Shuler and Mr. Anderson and met on one occasion in 1996.

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Commission. Officers, directors and greater than 10% shareholders are required to furnish the Company with copies of all Section 16(a) reports they file. Based solely on its review of the forms received by it, the Company believes that during the year ended December 31, 1996 Messrs. Cone, Madden, Anderson and Kenney and Ms. Shuler and Ms. Smith were late in filing a form 4 report of an exempt transaction. The Company believes that these failures to file reports on a timely basis were inadvertent and has implemented routine procedures designed to periodically remind its officers and directors of the filing requirements.

ITEM 11.          EXECUTIVE COMPENSATION

         SUMMARY COMPENSATION TABLE. The following table provides certain summary information covering compensation paid or accrued during the fiscal years ended December 31, 1996, 1995 and 1994 to the Company's Chief Executive Officer and the other executive officers, whose annual compensation, determined as of the end of the last fiscal year, exceeds $100,000.

                                                                                                       LONG TERM
                                                                       ANNUAL COMPENSATION            COMPENSATION
                                                             -------------------------------------    ------------
                                                                                                        OPTION       EXERCISE
NAME AND PRINCIPAL POSITION                       YEAR        SALARY         BONUS        OTHER(1)       AWARDS       PRICE
- -------------------------------------------       ----       --------       -------       --------       ------       ------
Robert E. Cone ............................       1996       $160,000       $10,000                     150,000    $4.06-5.50
  President and                                   1995       $160,000          --             --           --           --
  Chief Executive Officer                         1994       $146,250          --             --         65,000       $2.375

James H. Brock, Jr. .......................       1996       $150,000       $10,000           --           --           --
   Executive Vice President and                   1995       $150,000          --             --           --           --
   President - Energy Products and                1994       $135,000          --             --         20,000       $2.375
   Services Division

Thomas C. Landreth ........................       1996       $120,000       $24,518       $  4,745       30,000       $ 4.06
   Executive Vice President and                   1995       $120,000       $54,430       $103,932         --           --
   President - Fastener                           1994       $120,000       $41,350       $ 32,430         --           --
   Manufacturing and Sales Division

Christine A. Smith ........................
   Vice President and                             1996       $ 95,000       $30,000           --         30,000       $ 4.06
   Chief Financial Officer                        1995       $ 85,000          --             --         25,000       $ 3.31

- ----------------------

(1) Additional payments under the terms of the Landreth Engineering Company purchase agreement.

         STOCK COMPENSATION TABLE. The following table provides certain information with respect to options granted to the executive officers during the fiscal year ended December 31, 1996 under the Company's stock option plans:

                                                   INDIVIDUAL GRANTS
                             -------------------------------------------------------------
                              NUMBER OF                                                          POTENTIAL REALIZABLE
                              SHARES OF                                                            VALUE AT ASSUMED
                                COMMON         PERCENT OF                                       ANNUAL RATES OF STOCK
                                STOCK        TOTAL OPTIONS                                      PRICE APPRECIATION FOR
                              UNDERLYING       GRANTED TO                                          OPTION TERMS(3)
                               OPTIONS        EMPLOYEES IN       EXERCISE      EXPIRATION      --------------------------
          NAME                 GRANTED        FISCAL YEAR         PRICE           DATE            5%             10%
          ----                 -------        -----------         -----           ----            --             ---
Robert E. Cone ............   150,000(2)          64%           $4.25-5.50      02/19/06         $457,835     $1,160,245
  President and
  Chief Executive Officer

Thomas C. Landreth ........   30,000(1)           13%             $4.06         02/19/06           76,599        194,118
  Executive Vice President
  and President - Fastener
  Manufacturing and Sales
  Division

Christine A. Smith ........   30,000(1)           13%             $4.06         02/19/06           76,599        194,118
  Vice President and
  Chief Financial Officer

- --------------

(1)      20,000 of these options were fully vested at December 31, 1996.

(2)      50,000 of these options were fully vested at December 31, 1996.

(3) These calculations are based on the market value of the Common Stock on the date of grant. The market value is calculated by averaging the closing bid and ask price for the stock as quoted by NMS on the date of grant. The exercise price is determined by the same method which is equal to the market value on the date of grant.

         OPTION EXERCISES AND YEAR END VALUES

         The following table sets forth information with respect to the unexercised options to purchase shares of Common Stock which were granted to the executive officers in 1996 or prior years under the Company's stock option plans. Thomas C. Landreth exercised options for 10,000 shares at $4.06 per share under the Company's stock option plans during the fiscal year ended December 31, 1996.

                           NUMBER OF SECURITIES UNDERLYING                 VALUE OF UNEXERCISED
                                 UNEXERCISED OPTIONS                     IN-THE-MONEY OPTIONS AT
                               HELD AT FISCAL YEAR END                         YEAR END(1)
                            ----------------------------               -----------------------------
                            EXERCISABLE    UNEXERCISABLE               EXERCISABLE     UNEXERCISABLE
                            -----------    -------------               -----------     -------------
Robert E. Cone .........      165,000         100,000                      $1,301,250    $584,500

James H. Brock, Jr. ....       65,000            --                          $520,000       --

Thomas C. Landreth .....       10,000          10,000                         $70,620     $70,620

Christine A. Smith .....       45,000          10,000                       $ 336,615     $70,620

- ---------------------

(1) Represents the difference between the average of the closing bid and ask price for the Common Stock as quoted by NMS on December 31, 1996 and any lesser exercise price.

                                  PLAN BENEFITS

         The following table provides information concerning options granted under the Company's Employee Plan and Director Plan during 1996:

                       NAME AND POSITION                   OPTIONS GRANTED (#)      EXERCISE PRICE
                       -----------------                   -------------------      --------------
EMPLOYEE PLAN:
Robert E. Cone, President and Chief Executive Officer .....     150,000               $4.25-5.50
Thomas C. Landreth, Executive Vice President ..............      30,000                  $4.06
Christine A. Smith, Vice President and Chief ..............
     Financial Officer                                           30,000                  $4.06

Executive Officers as a group (4 persons) .................     210,000               $4.06-5.50

All employees who are not officers as a group .............      23,000               $4.06-9.25

                       NAME AND POSITION                   OPTIONS GRANTED (#)      EXERCISE PRICE
                       -----------------                   -------------------      --------------
DIRECTOR PLAN:
James W. Kenney, Director .................................       5,000               $4.06
John P. Madden, Director ..................................       5,000               $4.06
Barbara S. Shuler, Secretary and Director .................       5,000               $4.06
Charles J. Anderson, Director .............................       5,000               $4.06

All non-employee directors as a group .....................      20,000               $4.06

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

         For the fiscal year ended December 31, 1996, Mr. Madden, Mr. Anderson and Ms. Shuler served on the Compensation Committee of the Board of Directors (the "Committee"). Ms. Shuler has served as the Company's Secretary since February 1992.

EMPLOYMENT AGREEMENTS

         Effective July 1, 1991, the Company entered into employment agreements with Messrs. Cone and Brock, which agreements were subsequently amended and extended. Mr. Cone's amended employment agreement provides for a 1996 base salary of $175,000, a 1997 base salary of $185,000, and a base salary of $200,000 for 1998 through 2000. Mr. Brock's amended employment agreement provides for a 1996 base salary of $160,000, a 1997 base salary of $170,000, and a 1998 base salary of $180,000.

ITEM 12.          SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth certain information regarding the beneficial ownership of Common Stock at April 27, 1997 by (i) each person known to the Company to beneficially own more than 5% of its Common Stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group.

                 NAME AND ADDRESS OF         NUMBER OF SHARES      PERCENTAGE OF
                   BENEFICIAL OWNER        BENEFICIALLY OWNED(1)       CLASS
                   ----------------        ---------------------       -----
St. James Capital Partners, L.P.
1980 Post Oak Blvd., Suite 2030
Houston, Texas  77056.................          1,385,000(2)           21.2%

Directors and Executive Officers:
Robert E. Cone........................            379,548(3)            6.4%
James H. Brock, Jr....................            115,000(4)            1.9%
Thomas C. Landreth....................             68,445(5)            1.2%
Christine A. Smith....................             55,071(6)              *
Charles J. Anderson...................             72,000(7)            1.2%
James W. Kenney.......................             25,000(8)              *
John P. Madden........................            149,373(9)            2.5%
Barbara S. Shuler.....................             82,393(10)           1.4%
John L. Thompson......................              5,000(11)             *
All officers and directors
  as a group (9 persons) (3) - (11)...            951,830              15.1%

                  ------------------------------------

*        Less than one percent.

(1) Subject to community property laws where applicable, each person has sole voting and investment power with respect to the shares listed, except as otherwise specified. Each person is a United States citizen. This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G, if any, filed with the Securities and Exchange Commission.
(2) Includes 620,000 shares that may be acquired upon the exercise of currently exercisable warrants.
(3) Includes 165,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(4) Includes 65,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(5) Includes 10,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(6) Includes 45,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(7) Includes 15,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(8) Includes 25,000 shares that may be acquired upon the exercise of currently exercisable stock options.
(9) Includes 20,000 shares that may be acquired upon the exercise of currently exercisable stock options. Excludes 178,609 shares owned by persons related to Mr. Madden, but as to which Mr. Madden disclaims beneficial ownership.
(10) Includes 20,000 shares that may be acquired upon the exercise of currently exercisable options.
(11) Includes 5,000 shares that may be acquired upon the exercise of currently exercisable stock options. Excludes 765,000 shares and 620,000 warrants owned by St. James Capital Partners, L.P., of which Mr. Thompson is a director and president of the General Partner and may be deemed to share voting and investment power with respect to such shares.


ITEM 13.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company enters into transactions with related parties only with the approval of a majority of the independent and disinterested directors and only on terms the Company believes to be comparable to or better than those that would be available from unaffiliated parties. In the Company's view, all of the transactions described below meet that standard.

         In connection with the purchase of Landreth Engineering Co. ("Landreth") in 1992, the Company entered into a lease agreement with Scranton Acres, a general partnership of which Mr. Tom Landreth is a partner, for the Landreth facility. The lease expire in 2002. Rental payments are $106,800 annually.

         In connection with the purchase of Landreth, the former Landreth Shareholders, including Mr. Tom Landreth, are entitled to additional consideration based upon the level of Landreth's pretax profits through 1997, not to exceed $500,000 in the aggregate. For fiscal 1996, 1995 and 1994, the Company paid Mr. Landreth $14,745, $103,932 and $32,430.

         Mr. John Thompson, a director of the Company since February 1997, is also a director and President of St. James Capital Corp. ("St. James Capital"), a merchant banking firm. St. James Capital serves as General Partner of St. James Capital Partners, L.P. ("St. James"). During 1995, St. James provided $1,000,000 in short-term financing to the Company in connection with an acquisition. In 1996, $804,100 of principal of this note was converted by St. James into 215,000 shares of the Company's common stock. The remaining principal and $65,995 in interest was repaid by the Company to St. James. In 1996, St. James provided $1.9 million in short term financing in connection with an acquisition and acquired 540,000 warrants to purchase the Company's common stock at an exercise price of $7.00 per share. Additionally, St. James Capital received $180,600 in investment banking fees. In 1996, the Company received $100,000 in fees from St. James in connection with consulting services provided to certain investee companies of St. James.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of April 1997.

                                            INDUSTRIAL HOLDINGS, INC.


                                            By: /s/ CHRISTINE A. SMITH
                                                    Christine A. Smith (Chief
                                                    Financial Officer and Vice
                                                    President)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the quarterly period ended
                               September 30, 1997

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                         Commission File Number: 0-19580

                            INDUSTRIAL HOLDINGS, INC.
             (exact name of registrant as specified in its charter)

                                      TEXAS
                          (STATE OR OTHER JURISDICTION
                        OF INCORPORATION OR ORGANIZATION)

                                   76-0289495
                                  (IRS EMPLOYER
                               IDENTIFICATION NO.)

                       7135 ARDMORE, HOUSTON, TEXAS 77054
          (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

                                 (713) 747-1025
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

      Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

      At November 7, 1997, there were 6,489,368 shares of Common Stock outstanding.

                            INDUSTRIAL HOLDINGS, INC.
                                      INDEX


                                                                        PAGE NO.
PART  I     FINANCIAL INFORMATION
            Item 1    Financial Statements

                      Consolidated Balance Sheets at September 30, 1997    1
                      and December 31, 1996

                      Consolidated Statement of Income for the             2
                      Three Months ended September 30, 1997 and 1996


                      Consolidated Statement of Income for the             3
                      Nine Months Ended September 30, 1997 and 1996

                      Consolidated Statement of Cash Flows for the         4
                      Nine Months ended September 30, 1997 and 1996

                      Notes to Consolidated Financial Statements           5

            Item 2    Management's Discussion and Analysis of Financial    8
                      Condition and Results of Operations

PART  II    OTHER INFORMATION
            Item 1.   Legal Proceedings                                    11
            Item 2.   Changes in Securities (no response required)
            Item 3.   Defaults upon Senior Securities
                      (no response required)
            Item 4.   Submission of Matters to a Vote of
                      Security Holders (no response required)
            Item 5.   Other Information                                    11
            Item 6.   Exhibits and reports on Form 8-K                     11

                           INDUSTRIAL HOLDING, INC.

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                   September 30     December 31
                                                       1997             1996
                                                   ------------    -------------
                    ASSETS
Current assets:
      Cash and equivalents                        $     216,465      $ 3,087,925
      Accounts receivable - trade, net               11,083,933        6,756,218
      Inventories                                    12,556,105        9,970,337
      Advances to shareholders                           92,280           77,086
      Notes receivable, current portion                 981,151          207,549
      Other current assets                            1,152,533          333,839
                                                   ------------    -------------
          Total current assets                       26,082,467       20,432,954
Property and equipment, net                          18,917,518       15,579,410
Notes receivable, less current portion                1,213,657        1,464,393
Other assets                                            768,151          714,495
Goodwill and other, net                              12,833,286        5,498,271
                                                   ------------      -----------
           Total assets                             $59,815,079      $43,689,523
                                                    ===========      ===========
     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Notes payable                                 $10,109,716      $ 9,615,917
      Accounts payable - trade                        6,957,876        4,601,082
      Accrued expenses and other                      2,319,985        1,721,487
      Current portion of long-term debt               1,616,719        1,393,712
                                                   ------------     ------------
           Total current liabilities                 21,004,296       17,332,198
Long-term debt, less current portion                  6,045,388        7,326,444
Deferred compensation payable,
      less current portion                              247,882          285,532
Deferred income taxes payable                         2,648,107        2,190,902
Common stock with put redemption option
   600,000 shares issued and outstanding              6,000,000
Shareholders' equity:
      Common stock $.01 par value, 50,000,000
         shares authorized, 5,829,845 and 4,851,494
         shares issued and outstanding                   58,298           48,515
   Additional paid-in capital                        20,655,849       15,360,801
   Retained earnings                                  3,155,259        1,145,131
                                                   ------------    -------------
              Total shareholders' equity             23,869,406       16,554,447
                                                   ------------    -------------
              Total liabilities and shareholders'
                  equity                            $59,815,079      $43,689,523
                                                   ============     ============
                See notes to consolidated financial statements

                            INDUSTRIAL HOLDINGS, INC.

                  CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)




                                            THREE MONTHS ENDED SEPTEMBER 30,
                                            --------------------------------
                                                  1997             1996
                                               -----------    ------------

Sales                                          $21,054,159     $12,870,367
Cost of sales                                   16,168,676      10,177,771
                                               -----------    ------------
Gross profit                                     4,885,483       2,692,596
Selling, general and administrative              3,682,107       2,119,196
                                              ------------    ------------
Income from operations                           1,203,376         573,400
                                              ------------   -------------
Other income:
    Interest expense                             (396,472)       (282,119)
    Interest income                                 44,356          35,146
    Other income (expense)                         243,901           5,951
                                              ------------  --------------
          Total other income (expense)           (108,215)       (241,022)
                                             -------------   -------------
Income before income taxes                       1,095,161         332,378

Income tax expense                                 428,806         126,584
                                               -----------    ------------
Net income                                      $  666,355    $    205,794
                                                ==========    ============
Earnings per share                              $      .09           $ .05
                                                ==========    ============

                See notes to consolidated financial statements

                            INDUSTRIAL HOLDINGS, INC.

                  CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

                                            NINE MONTHS ENDED SEPTEMBER 30,
                                            -------------------------------
                                                  1997             1996
                                               -----------     -----------
Sales                                          $59,642,306     $38,497,695
Cost of sales                                   44,953,700      30,435,134
                                               -----------     -----------
Gross profit                                    14,688,606       8,062,561
Selling, general and administrative             10,438,071       6,018,452
                                               -----------    ------------
Income from operations                           4,250,535       2,044,109
                                              ------------    ------------
Other income (expense):
    Interest expense                            (1,281,112)       (960,340)
    Interest income                                130,699          95,540
    Other income (expense)                         273,203          (4,409)
                                               ------------   -------------
          Total other income (expense)            (877,210)       (869,209)
                                              -------------   -------------
Income before income taxes                       3,373,325       1,174,900

Income tax expense                               1,363,197         413,040
                                               -----------    ------------
Net income                                      $2,010,128     $   761,860
                                                ==========     ===========
Earnings per share                                   $ .30           $ .19
                                                ==========     ===========

                See notes to consolidated financial statements

                            INDUSTRIAL HOLDINGS, INC.

                CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                                 -------------------------------
                                                       1997           1996
                                                       ----           ----
Cash flows from operating activities:
  Net income                                     $   2,010,128    $   761,860
  Adjustments to reconcile net income to net
    cash provided by operating activities:
     Depreciation and amortization                   1,781,729        912,348
     Deferred income tax provision                      10,127        242,349
     Deferred compensation paid                        (37,650)
     Changes in assets and liabilities,
      net of acquisitions:
       Accounts receivable and advances to
          shareholders                                (930,042)      (347,643)
       Inventories                                    (907,112)      (835,770)
       Notes receivable                               (522,866)       202,200
       Other assets                                   (773,638)      (249,075)
       Accounts payable and accrued expenses            52,723       (301,677)
                                                   -----------    ------------
          Net cash provided
               by operating activities                 683,399        384,592
Cash flows from investing activities:
  Purchase of property and equipment                  (949,603)    (1,752,269)
  Purchase of subsidiaries, net of cash             (2,338,627)
  Additional consideration paid to former
     shareholders of Landreth                                         (99,396)
                                                   ------------   ------------
          Net cash used by investing activities     (3,288,230)    (1,851,665)
                                                   ------------   ------------
Cash flows from financing activities:
  Net borrowing under revolving line of credit      (1,128,701)       708,396
  Proceeds from long-term debt                         397,694        468,361
  Principal payments on notes payable,
     long-term debt and capital lease obligations   (1,141,134)    (1,021,698)
  Proceeds from issuance of common stock             1,605,512      2,014,675
                                                   ------------   ------------
     Net cash provided (used) by financing activities (266,629)     2,169,734
                                                   ------------   ------------
Net increase (decrease) in cash and equivalents     (2,871,460)       702,661
Cash and equivalents, beginning of period            3,087,925        428,430
                                                   ------------   ------------
Cash and equivalents, end of period                $   216,465     $1,131,091
                                                   ============   ============
Non-cash financing activities:
       Debt converted to equity                     $3,093,000     $1,619,100

                See notes to consolidated financial statements

                            INDUSTRIAL HOLDINGS, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 1997

NOTE A    BASIS OF PRESENTATION

          The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. These financial statements include the accounts of Industrial Holdings, Inc. and its subsidiaries (the "Company"). All significant intercompany balances have been eliminated in consolidation. Operating results for the nine months ended September 30, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.

NOTE B    INVENTORY

          Inventory consists of the following:

                                          September 30       December 31
                                              1997               1996
                                          ------------      ------------
          Raw materials                   $  1,932,292       $ 1,477,051
          Finished goods                     9,106,862         7,130,702
          Other                              1,516,951         1,362,584
                                          ------------      ------------
                                           $12,556,105       $ 9,970,337
                                           ===========       ===========

NOTE C    RECLASSIFICATION

          Certain amounts have been reclassified from previous periods to conform to the current presentation.

NOTE D    ACCOUNTING PRONOUNCEMENTS

          Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting of Stock-based Compensation" ("SFAS No. 123"), and elected to continue to follow Accounting Principles Board Opinion No. 25 to measure employee stock compensation cost. Had compensation expense been determined using the fair value method of accounting as set forth in SFAS No. 123, net income and earnings per share would have been $1,684,853 and $.25 and $624,702 and $.08 for the nine months and three months ended September 30, 1997, respectively.

          In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). This new standard requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the earnings statement and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. This statement will be effective for both interim and annual periods ending after December 15, 1997. The Company's current EPS calculation conforms to basic EPS. Diluted EPS as defined by SFAS No. 128 is not expected to be materially different from basic EPS.

          Recently, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." These statements, which are effective for the Company's fiscal year ending December 31, 1998, establish additional disclosure requirements but do not affect the measurement of results of operation. Management is evaluating what, if any, additional disclosures may be required when these statements are implemented.

NOTE E    NOTES PAYABLE AND LONG TERM DEBT

          In June 1997, St. James Capital Partners, L.P. ("St. James") converted at a conversion price of $10 per share, a $1,900,000, 12% note payable (the "St. James Note") together with $133,000 in accrued interest into 203,300 shares of common stock. The St. James Note was entered into in November 1996 to fund a portion of the purchase price of American Rivet Company, Inc.

          In the second and third quarters of 1997, Renaissance Capital Partners II Ltd. ("Renaissance") converted the $1,060,000 outstanding principal balance of its 12% convertible debenture (the "Renaissance Debenture") into 325,154 shares of common stock at a conversion price of $3.26 per share. The Renaissance Debenture was entered into in 1992 to fund a portion of the purchase price of Landreth Engineering Company.

NOTE F    ACQUISITIONS

          In February 1997, the Company acquired LSS-Lone Star-Houston, Inc. ("Lone Star") and in March 1997, the Company acquired Manifold Valve Service, Inc. ("MVS"). The aggregate purchase price of the acquisitions was $10.1 million cash and assumed liabilities plus 684,211 shares of common stock valued at $6.6 million. The final purchase price allocation is subject to certain adjustments relating to the appraised value of assets and to certain other accruals. The acquisitions were accounted for as purchases. The aggregate excess of cost over net assets acquired of $7.5 million is being amortized over 20 years. The results of operations of the acquired businesses have been included in the consolidated financial statements from the respective acquisition dates. Additionally, the 600,000 shares of common stock issued in connection with the acquisition of MVS include a put redemption option at $10 per share through August 1999.

          Lone Star is a leading manufacturer and distributor of fasteners to the petrochemical and energy industries, and is a specialty provider of custom in-house coating services. Its 53,000 square foot manufacturing facility is located in Spring, Texas. MVS, operating from a 25,000 square foot leased manufacturing facility in Jennings, Louisiana, sells and repairs high pressure valves that are used primarily in oil and gas drilling applications.

          On a proforma unaudited basis, as if these acquisitions had occurred as of January 1, 1997, sales, net income and earnings per share for the nine months ended September 30, 1997 would have been $61,404,306, $2,233,128 and $.32.

NOTE G    SUBSEQUENT EVENT

          In November 1997, the Company acquired all of the outstanding stock of Bolt Manufacturing Co., Inc. ("Bolt") for $6.2 million cash (the "Bolt Acquisition"). The purchase price was funded through an increase in the Company's demand note and line of credit payable to Comerica Bank-Texas ("Demand Note") to be secured by the inventory and receivables of the Company and a 8.16% term note ("Term Note") secured by the equipment of the Company.

          Bolt, located in Houston, Texas manufactures and distributes specialty bolts and nuts to the petrochemical and energy industries through the United States and Canada. Net sales of Bolt were $6,452,216 for its fiscal year ended December 31, 1996 and $5,419,698 for the nine months ended September 30, 1997. Bolt will operate within the Fastener Manufacturing and Sales Division.

                                    PART I
                             FINANCIAL INFORMATION

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

          The financial information in the following discussion of Industrial Holdings, Inc. (including its subsidiaries, the "Company"), includes the operating results of Industrial Holdings, Inc. ("IHI") and its subsidiaries. The Company's business is organized into two divisions: the Fastener Manufacturing and Sales Division, comprised of Landreth Engineering Company ("Landreth"), Connecticut Rivet ("CRivet"), American Rivet Company ("American"), acquired November 1996, and LSS-Lone Star - Houston, Inc. ("Lone Star"), acquired February 1997, and the Energy Products and Services Division comprised of the Valve and Supplies Sales Group which includes Pipeline Valve Specialty ("PVS"), Industrial Municipal Supply Company ("IMSCO") and Manifold Valve Service ("MVS"), acquired March 1997; the New Machine Sales and Services Group which includes Regal Machine Tools ("Regal") and Rex Machinery Movers ("RMM"); the Export Crating Group which includes U.S. Crating ("USC"); and the Used Machine Sales Group which includes Rex/Paul's Machine Sales ("RPMS"). Regal, RMM, USC and RPMS comprise the Rex Group ("Rex").

          RESULTS OF OPERATIONS

          THREE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH THREE MONTHS ENDED SEPTEMBER 30, 1996.

          SALES. On a consolidated basis, sales increased $8,183,792 or 63.6% for the three months ended September 30, 1997 compared to the three months ended September 30, 1996. This increase was primarily the result of the acquisitions of MVS, Lone Star and American (the "Acquisitions").

          COST OF SALES. Cost of sales increased $5,990,905 or 58.9% for the three months ended September 30, 1997 compared to the three months ended September 30, 1996, primarily as a result of the increase in sales described in the preceding paragraph. Gross margins increased to 23% for the three months ended September 30, 1997 from 21% for the three months ended September 30, 1996, as the lower margin sales at IMSCO were replaced by higher margin sales at Lone Star, American and MVS.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1,562,911 or 73.8% for the three months ended September 30, 1997 compared to the three months ended September 30, 1996. This increase was primarily attributable to the Acquisitions. Selling, general and administrative expenses increased a greater percentage than sales increased primarily as a result of amortization of goodwill related to the Acquisitions.

          INTEREST EXPENSE. Interest expense increased $114,353 or 40.5% for the three months ended September 30, 1997 compared to the three months ended September 30, 1996, primarily as a result of debt incurred to fund the Acquisitions.

          OTHER INCOME. Other income for the three months ended September 30, 1997, includes a gain of $230,000 attributable to insurance proceeds in excess of the net book value of equipment destroyed in a building fire.

          INCOME TAXES. The Company's effective tax rate was 39% for the three months ended September 30, 1997 compared to 38% for the three months ended September 30, 1996. The higher effective tax rate is attributable to the inclusion of non-deductible amortization of goodwill as a result of the Acquisitions.

          NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1996.

          SALES. Sales increased $21,144,611 or 54.9% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996. This increase was primarily attributable to the Acquisitions, which was partially offset by a $4.4 million decrease in sales at IMSCO as the result of the loss of key salesmen at that subsidiary.

          COST OF SALES. Cost of sales increased $14,518,566 or 47.7% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996, primarily as a result of the increase in sales described in the preceding paragraph. Gross margins increased to 25% for the nine months ended September 30, 1997 from 21% for the nine months ended September 30, 1996 as the lower margin sales at IMSCO were replaced by higher margin sales at American, Lone Star and PVS.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $4,419,619 or 73.4% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1996. The increase was primarily attributable to the Acquisitions. Selling, general and administrative expenses increased a greater percentage than sales increased primarily as a result of amortization of goodwill related to the Acquisitions.

          INTEREST EXPENSE. Interest expense increased $320,772 or 33.4% for the nine months ended September 30, 1997 compared to the nine months ended September 30, 1997 primarily as a result of debt incurred to fund the Acquisitions.

          OTHER INCOME. Other income for the nine months ended September 30, 1997, includes a gain of $230,000 attributable to insurance proceeds in excess of the net book value of equipment destroyed in a building fire.

          INCOME TAXES. The Company's effective tax rate was 40% for the nine months ended September 30, 1997 compared to 35% for the nine months ended September 30, 1996. The increase in the effective tax rate for the nine months ended September 30, 1997 is primarily attributable to the inclusion of non-deductible amortization of goodwill as a result of the Acquisitions.

          TOTAL ASSETS. Total assets were $59,815,079 at September 30, 1997 compared to $43,689,523 at December 31, 1996. This increase was primarily attributable to the acquisitions of Lone Star and MVS.

          TOTAL LIABILITIES. Total liabilities were $29,945,673 at September 30, 1997 compared to $27,135,076 at December 31, 1996. This increase was primarily attributable to an increase in trade accounts payable, notes payable, and long term debt as a result of the acquisitions of Lone Star and MVS which was partially offset by the conversion of $3,093,000 of debt to equity.

          LIQUIDITY AND CAPITAL RESOURCES. At September 30, 1997, the Company had cash of $216,465 and additional borrowing capacity under its line of credit of $2,302,957. The Company's operations provided cash of $683,399 during the nine months ended September 30, 1997 compared to $384,592 during the nine months ended September 30, 1996. This 78% increase was primarily attributable to increased net income and depreciation and amortization for the nine months ended September 30, 1997 compared to the same period in 1996 which was partially offset by increases in working capital.

          Investing activities used cash of $3,288,230 for the nine months ended September 30, 1997 compared to $1,851,665 for the nine months ended September 30, 1996. This increased use of cash was primarily attributable to the acquisition of Lone Star and MVS.

          Financing activities used cash of $266,629 for the nine months ended September 30, 1997 compared to providing cash of $2,169,734 for the nine months ended September 30, 1996. This change is due to the repayment of short term and long term borrowings in the nine month period ended September 30, 1997.

          At September 30, 1997, the Company had working capital of $5,078,171, long-term debt of $6,045,388 and shareholders' equity of $23,869,406. The Company anticipates that its operating cash needs for fiscal 1997 can be met with cash generated from operations, borrowings under its credit facilities with Comerica Bank-Texas, and private placements of securities. However, any acquisition of companies in connection with the Company's acquisition strategy will require additional financing, which likely would include a combination of debt and equity financing.

                                   PART  II
                               OTHER INFORMATION

Item 1. Legal Proceedings.

        The Company is involved in litigation arising in the ordinary course of its business. In the opinion of management, the ultimate liability, if any, as a result of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

Item 5. Other Information.

        In October 1997, the Company filed a Registration Statement on Form S-2 in which the Company offers to the holders of its 1,254,414 outstanding Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") the opportunity to exchange each Class B Warrant and $10 cash for one share of Common Stock, one Class C Warrant and one newly created Class D Warrant with an exercise price of $22.50 per share. The exchange offer will commence upon effectiveness of the registration statement which is subject to review by the SEC. The Company anticipates that it will use the majority of the estimated $12,400,000 net proceeds from the exercise of the Class B Warrants to repay a portion of the Company's Demand Note and Term Note.

Item 6. Exhibits and Reports on Form 8-K

        (a)   Exhibit 11 - Earnings per Share
        (b)   Reports on Form 8-K

        On September 3, 1997, the Company filed a Form 8-K to report a change in the Company's certifying accountants. The Company has engaged Deloitte & Touche LLP, to act as independent certified public accountants. Deloitte & Touche LLP replaces Price Waterhouse LLP who resigned on May 8, 1997.

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, Industrial Holdings, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INDUSTRIAL HOLDINGS, INC.

Date: November 12, 1997             By: /s/ CHRISTINE A. SMITH
                                            Christine A. Smith,
                                            Chief Financial Officer
                                              and Vice President

                           INDUSTRIAL HOLDINGS, INC.
                              EARNINGS PER SHARE
                              SEPTEMBER 30, 1997


Earnings per share is based upon the weighted average number of common and common equivalent shares outstanding during the period as follows:

                                             THREE MONTHS               NINE MONTHS
                                           ENDED SEPTEMBER 30       ENDED SEPTEMBER 30
                                         -----------------------   -----------------------
                                            1997         1996         1997        1996
                                         ----------   ----------   ----------   ----------
Average common shares outstanding ....    6,412,450    3,806,843    5,919,945    3,485,934
Net effect of dilutive stock options
   and warrants, based on the treasury
   stock method using average
   market price ......................    1,003,881      752,368      862,831      616,164
                                         ----------   ----------   ----------   ----------
                                          7,416,331    4,559,211    6,782,776    4,102,098
                                         ==========   ==========   ==========   ==========
Net income ...........................   $  666,355   $  205,794   $2,010,128   $  761,860
                                         ==========   ==========   ==========   ==========
Earnings per share ...................   $      .09   $      .05   $      .30   $      .19
                                         ==========   ==========   ==========   ==========

The above table represents primary earnings per share. Fully diluted earnings per share for the three months and nine months ended September 30, 1997 and 1996 were the same as primary earnings per share.

                                  ITEM 9(A)(6)

                          NOTICE OF GUARANTEED DELIVERY
                                       FOR
          EXERCISE OF CLASS B REDEEMABLE COMMON STOCK PURCHASE WARRANTS
                                       OF
                            INDUSTRIAL HOLDINGS, INC.

         As set forth in the Offering Circular-Prospectus dated December 18, 1997 (the "Offering Circular-Prospectus") under "The Offer--Guaranteed Delivery Procedure," this form or one substantially equivalent hereto must be used to exercise Class B Redeemable Common Stock Purchase Warrants (the "Class B Warrants") of Industrial Holdings, Inc., a Texas corporation, pursuant to the Offer (as defined in the Offering Circular-Prospectus) if the procedure for book-entry transfer cannot be completed on a timely basis or a Class B warrantholder cannot deliver the certificate(s) for Class B Warrants, the certified or official bank check or the wire transfer and all other required documents to the Exchange Agent at one of the addresses listed below on or before the Expiration Date (as defined in the Offering Circular-Prospectus). This form may be delivered by hand or sent by facsimile transmission or mailed to the Exchange Agent and must be received by the Exchange Agent on or before the Expiration Date.

To:   CHASEMELLON SHAREHOLDER SERVICES, Exchange Agent

            BY MAIL:                     FACSIMILE TRANSMISSION:            BY HAND OR OVERNIGHT COURIER:

ChaseMellon Shareholder Services             (201) 329-8936               ChaseMellon Shareholder Services
   Reorganization Department        (for Eligible Institutions Only)          Reorganization Department
         P.O. Box 3301                                                        120 Broadway - 13th Floor
   South Hackensack, NJ 07606             Confirm by Telephone:                  New York, NY 10271
                                             (201) 296-4860

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Gentlemen:

         The undersigned hereby exercises the number of Class B Warrants of Industrial Holdings, Inc., a Texas corporation, set forth below upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus dated December 18, 1997, receipt of which is hereby acknowledged, together with a certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer to the Exchange Agent for the benefit of Industrial Holdings, Inc. (pursuant to the wire transfer instructions contained in Instruction 6 to the Letter of Transmittal) in the amount of the aggregate Warrant Exercise Price, pursuant to the guaranteed delivery procedures set forth in the Offering Circular-Prospectus under the caption "The Offer--Guaranteed Delivery Procedure."

Number of Class B Warrants to be       Name(s) of Record Holder(s):
Exercised                              _________________________________________

__________________________________     _________________________________________
Payment to be Made

__________________________________     Please Print Address(es) Here:
Certificate Nos. (if available)
                                       _________________________________________

__________________________________     _________________________________________

__________________________________     _________________________________________
                                       Area Code and Telephone Number:

Check ONE box if Class B Warrants      _________________________________________
will be exercised by book-entry
transfer.

[ ] The Depository Trust Company       Signature(s)_____________________________
[ ] Philadelphia Depository Trust
    Company

Account Number____________________     Dated:___________________________________

                                    GUARANTEE

         The undersigned, a firm or entity that is a member in good standing of the Security Transfer Agent's Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program, guarantees that (a) the above named person(s) owns the Class B Warrants exercised hereby, and (b) the undersigned will deliver to the Exchange Agent the certificates representing the Class B Warrants exercised hereby in proper form for exercise with required signature guarantees (or written confirmation of book-entry transfer of such Class B Warrants into the Exchange Agent's account at The Depository Trust Company or the Philadelphia Depositary Trust Company), together, in each case, with a certified or official bank check made payable to Industrial Holdings, Inc. or a wire transfer to the Exchange Agent for the benefit of Industrial Holdings, Inc. (pursuant to the wire transfer instructions contained in Instruction 6 of the Letter of Transmittal) in the amount of the aggregate Warrant Exercise Price, and any other required documents, all within three New York Stock Exchange trading days after the Expiration Date.

__________________________________          ____________________________________
           (Address)                                   (Name of Firm)

__________________________________
    (City, State, Zip Code)

__________________________________          ____________________________________
 (Area Code and Telephone Number)                   (Authorized Signature)

Dated:____________________________          ____________________________________
                                                          (Title)

         DO NOT SEND WARRANT CERTIFICATES AND/OR PAYMENT FOR THE CLASS B WARRANTS WITH THIS FORM. WARRANT CERTIFICATES AND/OR PAYMENT FOR THE CLASS B WARRANTS MUST BE SENT WITH THE LETTER OF TRANSMITTAL.

                                  ITEM 9(A)(7)

FOR IMMEDIATE RELEASE                                    FOR INFORMATION CONTACT
ALL NAMES VERIFIED                                           ROBERT E. CONE, CEO
                                                                  (713) 747-1025

                            INDUSTRIAL HOLDINGS, INC.
                               COMMENCES OFFER TO

                        CLASS B REDEEMABLE WARRANTHOLDERS

HOUSTON, TX (DECEMBER 18, 1997) - Industrial Holdings, Inc. (NASDAQ/NMS-IHII) announces today that it has commenced its offer (the "Offer")to the holders of its Class B Redeemable Warrants to exchange each Class B Warrant and $10.00 for one share of IHI Common Stock and, as an incentive, one new Class C Redeemable Warrant and one newly created Class D Redeemable Warrant. Each Class C Redeemable Warrant and each Class D Redeemable Warrant will be exercisable and entitle the holder to purchase one share of Common Stock at an exercise price of $15.00 and $22.50, respectively. The Class C and Class D Redeemable Warrants will expire January 14, 2000. However, each Class C Redeemable Warrant and Class D Redeemable Warrant may be sooner redeemed by the Company, if for a period of 20 consecutive trading days the closing bid price of the Common Stock equals or exceeds $20.00 per share and $25.00 per share, respectively. In addition, the expiration date of the currently outstanding Class C Redeemable Warrants has been extended to January 14, 2000.

The Offer and withdrawal rights will expire on January 19 , 1998 at 5:00 p.m., New York City time, unless extended.

Industrial Holdings is a holding company organized to operate light-niche manufacturing and distribution companies, with growth potential internally and by acquisition.

                                  ITEM 9(A)(8)

                                December 18, 1997

Dear Class B Warrantholder:

         Industrial Holdings, Inc. (the "Company") is offering to the holders of its outstanding Class B Redeemable Common Stock Purchase Warrants ("Class B Warrants") a temporary incentive to exercise the Class B Warrants (the "Offer") until January 19, 1998 (the "Expiration Date"), unless extended. A Class B Warrantholder who tenders Class B Warrants and pays $10.00 per Class B Warrant (the "Warrant Exercise Price") will receive one share of Common Stock, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant") for each Class B Warrant tendered. The Offer is not conditioned upon exercise of a minimum number of Class B Warrants.

         Each Class C Warrant entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $15.00 per share. Each Class D Warrant entitles the holder to purchase one share of the Company's Common Stock at $22.50 per share. The Class C and Class D Warrants are exercisable through and including January 14, 2000. Each Class B Warrants entitles the registered holder to purchase one share of Common Stock at an Exercise Price of $10.00 per share through and including January 14, 1999.

         The accompanying Offering Circular-Prospectus provides important information about the Company and the detailed terms of the Offer. Please read and consider it carefully. Any Class B Warrantholder electing to exercise Class B Warrants pursuant to the Offer should follow the instructions in the enclosed materials.

         Questions and requests for assistance or for additional copies of the Offering Circular should be made by calling Christine A. Smith, Vice-President of the Company, at (713) 747-1025 or by mail to the Company at 7135 Ardmore, Houston, Texas 77054.

                                         Sincerely yours,

                                         Robert E. Cone

                                         President and Chief Executive Officer

                                  ITEM 9(A)(9)

                            INDUSTRIAL HOLDINGS, INC.

              OFFER TO EXCHANGE ONE CLASS B REDEEMABLE WARRANT FOR
          ONE SHARE OF COMMON STOCK, ONE CLASS C REDEEMABLE WARRANT AND

                         ONE CLASS D REDEEMABLE WARRANT

                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON
                  JANUARY 19, 1998 AT 5:00 P.M., NEW YORK CITY
                             TIME, UNLESS EXTENDED.

--------------------------------------------------------------------------------

                                                               December 18, 1997

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

           We are asking you, as the record holder of Class B Redeemable Common Stock Purchase Warrants (The "Class B Warrants") of Industrial Holdings, Inc. (the "Company"), to bring to the attention of clients for whom you hold Class B Warrants the Company's offer (the "Offer") to the holders of Class B Warrants to exchange each Class B Warrant and ten dollars ($10.00) (The "Warrant Exercise Price") for one share of the Company's Common Stock, $.01 par value, one Class C Redeemable Common Stock Purchase Warrant ("Class C Warrant") and one Class D Redeemable Common Stock Purchase Warrant ("Class D Warrant") beginning on the date hereof and ending January 19, 1998 (the "Expiration Date"), unless extended. After the Expiration Date, each Class B Warrant entitles the registered holder to purchase one share of Common Stock at an exercise price of $10.00 per share through and including January 14, 1999.

           For your information, we are enclosing herewith the following materials:

           1.   Offering Circular-Prospectus dated December 18, 1997.

           2. The Letter of Transmittal to tender Class B Warrants for your use and the use of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Class B Warrants.

           3. Notice of Guaranteed Delivery to be used to accept the Offer by holders of Class B Warrants unable to deliver their certificates, the certified or official bank check or the wire transfer in payment of the aggregate Warrant Exercise Price and all other required documents to the Exchange Agent by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date.

           4. A printed form of letter which may be sent to customers for whose account you hold Class B Warrants registered in your name or in the name of your nominee, with space provided for obtaining such customers' instructions with regard to the Offer.

           5. Envelopes addressed to Chasemellon Shareholder Services, the Exchange Agent, to be used by you to return the Class B Warrants.

           In all cases, the delivery of Common Stock, Class C Warrants and Class D Warrants for Class B Warrants accepted for exercise pursuant to the Offer will be made only after timely receipt by the Exchange Agent of certificates evidencing such Class B Warrants (or a confirmation of a book-entry transfer of such Class B Warrants into the Exchange Agent's account at one of the Book-Entry Transfer Facilities (as defined in the Offering Circular-Prospectus)), payment of the aggregate Warrant Exercise Price with the Letter of Transmittal properly completed and duly executed and any other required documents.

           Payment of the aggregate Warrant Exercise Price may be made, at the Class B warrantholder's option, in the form of a certified or official bank check made payable to Industrial Holdings, Inc. or by wire transfer to Chasemellon Shareholder Services for the benefit of Industrial Holdings, Inc. Class B warrantholders who wish to exercise their Class B Warrants should complete the enclosed Letter of Transmittal and deliver the same, together with certificates representing tendered Class B Warrants (or such warrants should be tendered by book-entry transfer), and payment of the aggregate Warrant Exercise Price, all in accordance with the instructions set forth in the Letter of Transmittal and the Offering Circular-Prospectus.

           If the Class B warrantholders wish to tender their Class B Warrants, but it is impracticable for them to forward their Class B Warrants and all other required documents by the Expiration Date, tender may be made by following the guaranteed delivery procedure described in the Offering Circular-Prospectus under the caption "The Offer--Guaranteed Delivery Procedure."

           The company will promptly reimburse brokers and other nominees for the reasonable expenses incurred by them in forwarding materials relating to the Offer to the beneficial holders of the Class B Warrants.

           Questions or requests for additional copies of the enclosed materials should be made by calling Christine A. Smith, Vice-President of the Company, at
(713) 747-1025, or by writing to Industrial Holdings, Inc., 7135 Ardmore, Houston, Texas 77054.

                            INDUSTRIAL HOLDINGS, INC.

         NOTHING CONTAINED HEREIN OR IN THE DOCUMENTS ENCLOSED HEREWITH SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT FOR THE COMPANY, THE EXCHANGE AGENT, OR ANY AFFILIATE OF EITHER OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS SPECIFICALLY SET FORTH THEREIN.

                                  ITEM 9(A)(10)

                            INDUSTRIAL HOLDINGS, INC.

              OFFER TO EXCHANGE ONE CLASS B REDEEMABLE WARRANT FOR
          ONE SHARE OF COMMON STOCK, ONE CLASS C REDEEMABLE WARRANT AND

                         ONE CLASS D REDEEMABLE WARRANT

                 THIS OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ON
                  JANUARY 19, 1998 AT 5:00 P.M., NEW YORK CITY
                             TIME, UNLESS EXTENDED.

--------------------------------------------------------------------------------
                                                               December 18, 1997

To Our Clients:

         Enclosed for your consideration is the Offering Circular-Prospectus, dated December 18, 1997, of Industrial Holdings, Inc. (the "Company"), relating to the Offer described therein, together with a Letter to Class B Warrantholders from the Company. This material is being forwarded to you as the beneficial owner of Class B Redeemable Common Stock Purchase Warrants (the "Class B Warrants") of the Company carried by us in your account but not registered in your name. An exercise of such Class B Warrants may be made only by us as the holder of record and pursuant to your instructions. The Letter to Class B Warrantholders is furnished to you for your information only and cannot be used by you to exercise Class B Warrants held by us for your account.

         Accordingly, we request instructions as to whether you wish us to exercise any or all of the Class B Warrants held by us for your account, pursuant to the terms and conditions set forth in the Offering
Circular-Prospectus.

         Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise on your behalf in accordance with the provisions of the Offer, which terminates at 5:00 p.m., New York City time, on January 19, 1998, (the "Expiration Date"), unless extended. The Offer is not conditioned upon the exercise of a minimum number of Class B Warrants.

         All Class B Warrants properly exercised and not withdrawn on or before the Expiration Date will be deemed to have been accepted by the Company when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

         The Offer is made solely by the Offering Circular-Prospectus and is being made to all Class B Warrantholders. If you wish to have us exercise any or all of the Class B Warrants held by us for your account, will you kindly so instruct us by completing, executing, detaching and returning to us the instruction form set forth below. An envelope in which to return your instructions to us is enclosed. If you authorize the exercise of your Class B Warrants, all such Class B Warrants will be exercised unless otherwise specified in your instructions. Your instructions should be forwarded to us in ample time to permit us to submit an exercise of Class B Warrants on your behalf on or before the Expiration Date.

                     INSTRUCTIONS WITH RESPECT TO THE OFFER

                                       of
                            INDUSTRIAL HOLDINGS, INC.

         The undersigned acknowledge(s) receipt of your letter enclosing the Offering Circular-Prospectus, dated December 18, 1997, of Industrial Holdings, Inc. and the other documents referred to in your letter.

         This will instruct you to exercise the number of Class B Redeemable Common Stock Purchase Warrants of Industrial Holdings, Inc. indicated below held by you for the account of the undersigned, pursuant to the terms and conditions set forth in the Offering Circular-Prospectus.

Number of Class B Warrants to be exercised:     SIGN HERE

___________________________________________     ________________________________

Dated:_____________________________________     ________________________________
                                                          (Signature(s))

                                                ________________________________
                                                      (Please type or print
                                                           name(s) here)
                                                ________________________________
                                                 (Please type or print address)

                                                ________________________________
                                                (Please type or print Area Code
                                                        and Telephone Number)